Exhibit 99.1

ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2015 March 29, 2016 Suite 3400, 666 Burrard Street Vancouver, BC V6C 2X8

GOLDCORP INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2015

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995, and “forward looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“we”, “us”, “our” or “Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause our actual results, performances or achievements to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which we will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which we carry on business, or may carry on business in the future, delays, suspensions or technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although we believe our expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which we operate; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this annual information form are made as of the date of this annual information form and, accordingly, are subject to change after such date. Except as otherwise indicated by us, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. We do not intend or undertake to publically update any forward-looking statements that are included in this annual information form, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Mineral Resource and Mineral Reserve estimates contained in this annual information form have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual information form containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars (“$” or “US$”). Certain information in this annual information form is presented in Canadian dollars (“Canadian dollars” or “C$”).

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2015, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2015	2014	2013

High	C$1.1728	C$1.1643	C$1.0697
Low	1.3990	1.0614	0.9839
Average (1)	1.2787	1.1045	1.0299
Closing	1.3840	1.1601	1.0636

(1)	Calculated as an average of the daily noon rates for each period.

On March 28, 2016, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3184.

Gold, Silver, Copper, Lead and Zinc Prices

The high, low, average and closing afternoon fixing gold and silver prices in United States dollars per troy ounce, as quoted by the London Bullion Market Association, and the official cash settlement copper prices in United States dollars per pound, as quoted on the London Metals Exchange, for each of the three years in the period ended December 31, 2015, were as follows:

	Year ended December 31
	Gold			Silver			Copper
	2015	2014	2013	2015	2014	2013	2015	2014	2013

High	$1,296	$1,385	$1,694	$18.23	$22.05	$32.23	$2.94	$3.38	$3.74
Low	1,049	1,142	1,192	13.71	15.28	18.61	2.05	2.86	3.01
Average	1,160	1,266	1,411	15.68	19.08	23.79	2.48	3.11	3.32
Closing	1,060	1,206	1,205	13.82	15.97	19.50	2.13	2.88	3.35

The high, low, average and closing official cash settlement lead and zinc prices in United States dollars per pound, as quoted on the London Metal Exchange, for each of the three years in the period ended December 31, 2015, were as follows:

	Year ended December 31
	Lead			Zinc
	2015	2014	2013	2015	2014	2013

High	$0.98	$1.03	$1.11	$1.10	$1.10	$0.99
Low	0.71	0.82	0.88	0.67	0.88	0.81
Average	0.81	0.95	0.97	0.87	0.98	0.87
Closing	0.82	0.84	1.00	0.72	0.98	0.95

CORPORATE STRUCTURE

Goldcorp is a corporation governed by the Business Corporations Act (Ontario). Effective December 1, 2006, we amalgamated with Glamis Gold Ltd. (“Glamis”).

Our head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and our registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The following chart illustrates our principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities we beneficially own, control or direct, as well as our material mineral properties as at December 31, 2015. In this annual information form, except as otherwise required by the context, any reference to “we”, “us”, “our” or “Goldcorp” means, collectively, Goldcorp Inc. and the Subsidiaries.

GOLDCORP PRINCIPAL SUBSIDIARIES AND NI 43-101 MATERIAL MINERAL PROPERTIES

Goldcorp Inc.
(Ontario)
100%
Western Silver Corporation
(British Columbia)
100%
100%
International Mineral
Finance S.A.R.L
(Luxembourg)
100%
Goldcorp Holdings GmbH
(Switzerland)
100%
Goldcorp Trading GmbH
(Switzerland)
99.745%
Oroplata SA
(Argentina)
0.25555%
Cerro Negro
Mine in
Argentina
Desarrollos Mineros
San Luis S.A. de C.V.
(Mexico)
11.40354780%
Goldcorp Internacional,
S.A. de C.V
(Mexico)
82.45611904%
99.99991791%
Goldcorp Peñasquito,
S.A. de C.V.
(Mexico)
99.985598424%
Minera Peñasquito, S.A.
de C.V. (Mexico)
Peñasquito
Mine in Mexico
0810416 BC Ltd.
(British Columbia)
99.999%(1)
99.999%(1)
67.40%
Administradora de
Negocios Mineros
S.A. de C.V.
(Mexico)
Goldcorp,
S.A. de C.V. 1
(Mexico)
32.60%
33.2785%
66.7214%(1)
6.14033316%
Minas de la Alta
Pimeria, S.A. de C.V.
(Mexico)
87.45%
12.55%
Red Lake Mines (Ontario
Partnership)
Red Lake
Mines
in Canada
100%
Goldcorp Canada Ltd.
(Canada)
100%
Goldcorp (Barbados)
Inc.
(Barbados)
100%
Goldcorp Aureus Inc.
(Barbados)
40%
Dominicana Holdings
Inc.
(Barbados)
100%
Pueblo Viejo
Dominicana
Corporation
(Barbados)
Pueblo Viejo Mine
in the Dominican
Republic
16.21%
83.79%%
Les Mines Opinaca Ltée
(Canada)
Éléonore Mine
in Canada

(1)	Companies in Mexico require a minimum of two shareholders. All of these subsidiaries are wholly-owned, directly or indirectly, by Goldcorp.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. Our current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc. Our primary mineral properties, in which we or our Subsidiaries hold a direct interest, by jurisdiction, are as follows:

Canada

Name of Mine/Project	Ownership	Location	Material Property

Red Lake gold mines (“Red Lake Mines”)	100% interest	Ontario	Yes

Éléonore gold mine (“Éléonore Mine”)	100% interest	Québec	Yes

Porcupine gold mines (“Porcupine Mine”)	100% interest	Ontario	No

Musselwhite gold mine (“Musselwhite Mine”)	100% interest	Ontario	No

Borden gold project (“Borden Project”)	100% interest	Ontario	No

Latin America

Name of Mine/Project	Ownership	Location	Material Property

Peñasquito gold-silver-lead-zinc mine (“Peñasquito Mine”)	100% interest	Mexico	Yes

Los Filos gold-silver mine (“Los Filos Mine”)	100% interest	Mexico	No

Noche Buena gold-silver project (“Noche Buena Project”)	100% interest	Mexico	No

Camino Rojo gold-silver project (“Camino Rojo Project”)	100% interest	Mexico	No

Pueblo Viejo gold-silver-copper mine (“Pueblo Viejo Mine”)	40% interest	Dominican Republic	Yes

Cerro Negro gold-silver mine (“Cerro Negro Mine”)	100% interest	Argentina	Yes

Bajo de la Alumbrera gold-copper mine (“Alumbrera Mine”)	37 1/2% interest	Argentina	No

Marlin gold-silver mine (“Marlin Mine”)	100% interest	Guatemala	No

Cerro Blanco gold-silver project (“Cerro Blanco Project”)	100% interest	Guatemala	No

Corridor gold-copper project (“Corridor Project”)	50% interest	Chile	No

The following map illustrates our primary mineral properties, which are located in Canada and Latin America.

Musselwhite
ONTARIO, CANADA
Éléonore
QUEBEC, CANADA
HEAD OFFICE
VANCOUVER
Red Lake
ONTARIO, CANADA
Borden
ONTARIO, CANADA
Porcupine
ONTARIO, CANADA
REGIONAL OFFICE
TORONTO
Camino Rojo
MEXICO
Peñasquito
MEXICO
REGIONAL OFFICE
MEXICO CITY
Pueblo Viejo
DOMINICAN REPUBLIC
Los Filos
MEXICO
Marlin
GUATEMALA
Project Corridor
CHILE
Alumbrera
ARGENTINA
Cerro Negro
ARGENTINA
Operations
Development
Joint Venture Operations
Joint Venture Development
Offices

Goldcorp 2016 Locations Map

Recent Developments

On February 29, 2016, Mr. David A. Garofalo was appointed as our President and Chief Executive Officer, following the retirement of Mr. Charles A. Jeannes. Mr. Garofalo will be nominated for election to our Board of Directors (the “Board”) at the upcoming annual and special meeting to be held on April 28, 2016.

On March 9, 2016, Mr. Russell D. Ball was appointed as our Executive Vice President, Chief Financial Officer and Corporate Development.

Three Year History

2013

On January 1, 2013, commercial production was achieved at the Pueblo Viejo Mine.

On March 20, 2013, we completed a public offering of $1.5 billion in aggregate principal amount of senior unsecured notes, consisting of $0.5 billion aggregate principal amount of 2.125% notes due March 15, 2018, and $1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023 (the “$1.5 Billion Senior Notes”).

On May 8, 2013, we announced that Pueblo Viejo Dominicana Corporation (“PVDC”) had reached an agreement in principle with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo Special Lease Agreement (as defined below). The Pueblo Viejo Mine is operated by PVDC, which is jointly owned by Barrick Gold Corporation (“Barrick”) (60%) and Goldcorp (40%). Following approval by the Dominican Republic National Congress on September 25, 2013, President Danilo Medina ratified the amendments to the Special Lease Agreement. The amendments to the Special Lease Agreement set out revised fiscal terms and clarify various administrative and operational matters to the mutual benefit of the Dominican Republic and PVDC in order to facilitate project development and future operations.

2014

On March 26, 2014, we sold 31,151,200 common shares of Primero Mining Corporation (“Primero”) pursuant to a bought deal secondary offering for aggregate gross proceeds of C$224 million. We no longer hold any common shares of Primero.

On April 4, 2014, we, along with our joint venture partner, Barrick, completed the sale of our respective interests in the Marigold Mine in Humboldt County, Nevada to Silver Standard Resources Inc. As consideration, Goldcorp and Barrick received $267 million in cash, after closing adjustments (Goldcorp’s share - $184 million). Marigold was a joint venture operation between us, as the operator and 66.7% partner, and Barrick, who was the 33.3% partner.

On May 2, 2014, we announced the election of Mr. Clement A. Pelletier to our Board and the retirement of Mr. A. Dan Rovig from the Board, leaving the number of directors at ten.

On May 5, 2014, we announced that the Los Filos Mine resumed all operations following a negotiated settlement with the Carrizalillo Ejido for a new land occupancy agreement with a five-year term. Operations at the Los Filos Mine had been suspended since April 2, 2014.

On June 9, 2014, we completed a public offering of $1.0 billion in aggregate principal amount of senior unsecured notes, consisting of $550 million aggregate principal amount of 3.625% notes due June 9, 2021, and $450 million aggregate principal amount of 5.45% notes due June 9, 2044 (the “$1.0 Billion Senior Notes”).

On July 25, 2014, first gold was produced at the Cerro Negro Mine, and on January 1, 2015, we achieved commercial production at the Cerro Negro Mine.

On October 1, 2014, first gold was produced at the Éléonore Mine, and on April 1, 2015, we achieved commercial production at the Éléonore Mine.

On November 24, 2014, we announced that the Porcupine Mine has signed a resource development agreement (the “Resource Development Agreement”) with four First Nation communities including the Mattagami First Nation, Wahgoshig First Nation, Matachewan First Nation and Flying Post First Nation. Under the Resource Development Agreement, we recognize and respect Aboriginal rights and interests in the area of the Porcupine Mine operation and the four First Nation communities recognize and support our rights and interests in the operation and future development of the Porcupine Mine. The Resource Development Agreement includes provisions for training, employment, business and contracting opportunities along with a consultation framework for regulatory permitting. Scholarship and bursary opportunities are also to be provided for the youth of Mattagami, Wahgoshig, Matachewan and Flying Post First Nations.

On December 1, 2014, we signed a collaboration agreement (the “Collaboration Agreement”) with the Wabauskang First Nation (“WFN”), which became effective January 29, 2015. The Collaboration Agreement provides a framework for strengthened collaboration in the development and operations of Red Lake Mines. Based on a series of community meetings, which generated broad support from both parties, the Collaboration Agreement outlines tangible benefits for WFN, including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and our future financial contributions.

2015

On February 20, 2015, we completed the sale of the Wharf gold mine in the United States to Coeur Mining, Inc. for total cash consideration of $99 million, after closing adjustments.

On March 13, 2015, we acquired of all of the outstanding shares of Probe Mines Limited (“Probe”) for total consideration of approximately C$434 million. Under the terms of the acquisition, each common share of Probe not already owned by us was exchanged for 0.1755 of a common share of Goldcorp (the “Common Shares”). In addition, Probe shareholders also received an interest in a new exploration company (“Probe Metals”) containing Probe’s mineral properties in the Ring of Fire in Northern Ontario, as well as C$15 million in cash and certain other assets currently owned by Probe. As of the date of this annual information form, we own 6,177,846 common shares of Probe Metals, representing approximately 17.7% of the issued and outstanding common shares of Probe Metals.

On March 12, 2015, we announced that our subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), had reached a definitive court approved settlement with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito Mine site. Minera Peñasquito had negotiated an agreement for the use of the land prior to construction of the mine; however, in 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido. The settlement reached between Minera Peñasquito and the Cerro Gordo Ejido fully resolves the dispute. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement on commercial terms for the 600 hectares.

On May 1, 2015, we announced that our Board had increased the number of directors from 10 to 11, and appointed Ms. Margot Franssen to the Board. This appointment increased the representation of women on our Board to 27% while surpassing our target of 25% as a signatory of the Catalyst Accord. See “Diversity Policy”.

On June 2, 2015, we completed the sale of our 40% interest in the Dee/South Arturo project (the “Dee/South Arturo Project”) in Nevada to Premier Gold Mines Ltd. (“Premier”). As consideration, we received $20 million in cash, a $17 million contribution reimbursement relating to our funding of the Dee/South Arturo Project from March 16, 2015 to the date of closing, and a further 5% interest in the Rahill-Bonanza project in Red Lake, increasing our interest to 56%. Concurrent with the divestiture, we participated in a private placement and subscribed for common shares of Premier for total consideration of approximately C$12.5 million.

On June 5, 2015, we were named one of Canada’s 50 Most Socially Responsible Corporations by Sustainalytics, an independent provider of environmental, social and governance research to institutional investors and financial institutions around the world. The annual list recognizes companies with an outstanding commitment to social and environmental responsibility.

On June 11, 2015, we increased the amount available under our revolving credit facility from $2.0 billion to $3.0 billion (the “Credit Facility”) and extended the term of the facility to June 10, 2020, under existing terms and conditions.

On June 30, 2015, we sold 58,051,692 common shares of Tahoe Resources Inc. (“Tahoe”) by way of a bought deal secondary offering for aggregate gross proceeds of approximately C$998 million. We no longer hold any shares of Tahoe.

On November 24, 2015, we acquired New Gold Inc.’s (“New Gold”) 30% interest in the El Morro deposit for total consideration of $90 million in cash and a 4% gold stream on future gold production from the El Morro deposit, increasing our interest in the El Morro deposit to 100%. Under the gold stream, New Gold will make ongoing payments of $400 per ounce of gold delivered under the contract, subject to a 1% per annum adjustment once 217,000 ounces have been delivered. On the same date, we entered into an agreement with Teck Resources Limited (“Teck”) to combine the El Morro deposit and Teck’s Relincho deposit, which are located approximately 40 kilometres apart in the Huasco Province in the Atacama Region of Chile, into a single project and form the Project Corridor 50/50 joint venture.

On December 4, 2015, we announced that we were again named to the semi-annual re-ranking of the NASDAQ OMX CRD Global Sustainability Index. This listing ranks us as one of the top 100 companies in the world for our sustainability reporting and performance. We were recognized for taking a leadership role in disclosing our carbon footprint, energy usage, water consumption, hazardous and non-hazardous waste, employee safety, workforce diversity, management composition and community investing. We were first ranked on the NASDAQ OMX CRD Global Sustainability Index in November 2014. See “Description of the Business – Environmental and Sustainability Policy”.

On December 4, 2015, we announced that President and Chief Executive Officer Mr. Charles A. Jeannes was to retire and Mr. David A. Garofalo, formerly President and Chief Executive Officer of HudBay Minerals Inc., would succeed Mr. Jeannes as our President and Chief Executive Officer and join our Board.

DESCRIPTION OF THE BUSINESS

We are engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. We continue to investigate and negotiate the acquisition of additional gold mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

Our principal product is gold doré with the refined gold bullion sold primarily in the London spot market. As a result, we will not be dependent on a particular purchaser with regard to the sale of the gold doré. In addition to gold, we also produce silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito Mine and Alumbrera Mine, which is sold to third party refineries.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. Our ability to acquire precious metal mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, we also compete with our competitors over sourcing raw materials and supplies used in connection with our mining operations, as well as for skilled experienced workers. See “Risk Factors – Availability of Supplies” and “Risk Factors – Availability of Key Executives and Other Personnel”.

Operations

Raw Materials

We have (i) gold Mineral Reserves at the Red Lake Mines, the Porcupine Mine, the Musselwhite Mine, the Éléonore Mine and the Borden Project; (ii) gold and silver Mineral Reserves at the Los Filos Mine, the Marlin Mine, the Cerro Negro Mine and the Camino Rojo Project; (iii) gold and copper Mineral Reserves at the Alumbrera Mine; (iv) gold, copper and molybdenum Mineral Reserves at the Corridor Project and the Alumbrera Mine; (iv) gold, silver and copper Mineral Reserves at the Pueblo Viejo Mine; and (v) gold, silver, lead and zinc Mineral Reserves at the Peñasquito Mine.

Environmental Protection Requirements

Our mining, exploration and development activities are subject to various levels of federal, provincial, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

Our total liability for reclamation and closure cost obligations at December 31, 2015 was $702 million and was calculated using an effective weighted discount rate of 4.1%. The undiscounted value of this liability is $1,914 million, calculated using an effective weighted inflation rate assumption of 3%. Reclamation expenditures for the year ended December 31, 2015 were $57 million. In addition, we have recognized an amount of $75 million in respect of our obligation to fund our 37.5% share of Alumbrera Mine’s reclamation costs.

See “Environmental and Sustainability Policy” below and the disclosure regarding environmental matters under the respective descriptions of our material mineral properties for further details regarding environmental matters.

Employees and Contractors

As at December 31, 2015, we had 9,796 employees and 6,040 contractors located worldwide, including at mines currently in closure; these numbers do not include employees and contractors at the Alumbrera Mine and the Pueblo Viejo Mine of which we own 37 1⁄2% and 40%, respectively, but are not the operator.

Generally, management believes that labour relations at the majority of our locations are good. In October 2015 we experienced a five day work stoppage at our Cerro Negro Mine in Argentina, which was resolved quickly through the cooperation of our management, employee representatives and government officials.

There remains demand for highly skilled and experienced workers in our industry despite the ongoing volatility in the resource industry. See “Risk Factors – Availability of Key Executives and Other Personnel”.

Foreign Operations

We currently own, among other interests, 100% of the Peñasquito Mine in Mexico, 100% of the Los Filos Mine in Mexico, 100% of the Noche Buena Project in Mexico, 100% of the Camino Rojo Project in Mexico, 100% of the Marlin Mine in Guatemala, 40% of the Pueblo Viejo Mine in the Dominican Republic, 100% of the Cerro Negro Mine in Argentina, 50% of the Corridor Project in Chile, 37 1⁄2% of the Alumbrera Mine in Argentina, and 100% of the Cerro Blanco Project in Guatemala. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”, “Risk Factors – Government Regulation”, “Risk Factors – Economic and Political Instability in Argentina”, “Risk Factors – Security”, and “Risk Factors – Corruption, Bribery and ESTMA Reporting”.

Sustainability

In 2015, we updated and improved our Sustainability Excellence Management System (“SEMS”), an integrated management system containing performance standards for safety and health, environment, corporate social responsibility and security. The SEMS is intended to be fully integrated into all of our core business functions, and we expect that it will emphasize sustainability, responsibility and accountability at all organizational levels. Performance standards covering all activities that have the potential to affect the sustainability of our properties and the communities in which it operates are an integral part of the SEMS. Three SEMS audits were conducted during 2015, one at each of the Marlin Mine, Red Lake Mines and Peñasquito Mine, by teams that were independent of the operations being audited. The SEMS audits evaluated compliance with applicable regulatory requirements and compliance with the SEMS standards. The audits also evaluated areas where best practices can be updated.

Safety Commitment

Our vision of making Goldcorp “Safe Enough for Our Families” is well understood by our employees and we continue to advance safety performance across all regions of our operations and projects. At the end of 2015, we demonstrated improvement in our safety performance as measured by the frequency of reportable incidents. The “All Injuries Frequency Rate” (“AIFR”) improved by 15% and the “Lost Time Injury Frequency Rate” (“LTIFR”) improved by 20%. We experienced a fatality on November 25, 2015 at the Musselwhite Mine. A remote scoop operator was working underground when a ‘run of muck’ (rock fall) occurred in an open stope. The scoop was completely covered with material which led to the fatal injury.

We will continue our focus in 2016 on the elimination of fatalities. We strive to improve our safety record and as a result of analyses, have put additional focus on several key areas, including: (a) increased management visibility in the field through employee engagements (planned interactions in the field between managers and employees); (b) improved risk identification and communication across Goldcorp; (c) requiring all workers to carry and use the “Golden Guide” (a work-planning tool to be used for all jobs, routine and non-routine, to assess the risks and control actions to be incorporated into the planning); and (d) improvement of emergency response capabilities for all locations.

In 2015, as part of our safety commitment, we continued a strategy of behavioural and leadership safety training to address safety performance. In 2015, we continued the roll-out of the “Fighting Fatalities”, training for all senior leaders. We also began the roll-out of StepUp training, a comprehensive behaviour based program, starting with Peñasquito, Musselwhite and Red Lake mines.

Beginning in July 2015, we established targets and started to collect metrics on employee engagements by managers and senior leaders at mine sites. Since July, our site leadership have achieved over 159,000 employee engagements.

Our continued focus on “Potential Fatal Occurrences” (“PFO”) has helped to identify critical risk areas and allowed for sharing of learnings from incidents where no injury occurred. The lessons learned as a result of the thorough investigations of PFOs were shared across Goldcorp to avoid the potential recurrence of similar incidents.

Another objective in 2015 was to continue to improve the health of our workforce. We conducted assessments to help identify risk factors for stroke and heart disease of shift workers at Red Lake Mines through the Canadian Heart and Stroke Foundation. In addition, corporate and Canada-based sites and offices participated in the Global Corporate Challenge, an activity-based competition promoting health and wellness with over 600 participants in 98 different teams. The participants logged over 813 million steps in a 100-day period.

On November 19, 2015, we observed our third annual “Day of Remembrance” at each of our operating sites and corporate and regional offices. All operations, projects and offices stopped their normal activities that day to focus on lowering their risk tolerance, remembering employees who had lost their lives at work and committing to apply the learnings from the day to reduce the risk of fatalities. The presentations were followed by activities at the various sites, where site employees, including the executive and senior management, reviewed their workplaces and leaders shared their personal safety leadership plans. All employees were asked to develop their own personal safety plan and share it with their supervisors and place it in the Golden Guide. The personal safety plan establishes an individual’s personal commitment to themselves, their colleagues, and their family.

Starting in 2014, each member of our executive team sponsors a mine site or project for the following year. The sponsorship commitment includes participation in the mine site’s or project’s Day of Remembrance, participating in the reviews of all PFOs at the mine site or project, and participating in quarterly Safety and Health reviews. The program is now in its third year.

Occupational Health and Safety Policy

Our occupational health and safety policy (the “Occupational Health and Safety Policy”) is designed to ensure that we develop and implement effective management systems to identify, minimize and manage health and safety risks, promote and enhance employee commitment and accountability, provide training and information, aim for continuous improvement by setting targets and measuring results, and provide the resources to achieve a safe and healthy work environment. The Occupational Health and Safety Policy is available on our website at www.goldcorp.com.

Corporate Social Responsibility Policy

The main focus of our strategy is to build strong partnerships through active engagement and make positive contributions in the communities where we operate. We strive to understand each community’s needs and to address their concerns, and conduct our business in a way that supports strong, vibrant and sustainable communities. Our community strategy is embedded in the SEMS standards. The SEMS standards require each operation to understand the local social, cultural, economic, political and institutional context and create locally adapted engagement and impact management plans.

Our corporate social responsibility policy (the “Corporate Social Responsibility Policy”) provides guidelines to develop meaningful and effective strategies for engaging with stakeholders, establish grievance mechanisms, identify socio-economic opportunities and make meaningful and sustainable contributions to the communities where we operate. The Sustainability, Environment, Health and Safety Committee of the Board is responsible for overseeing the Corporate Social Responsibility Policy and information regarding assessments and performance will be made available to the public through annual GRI (as defined below) reporting. The Corporate Social Responsibility Policy is available on our website at www.goldcorp.com in English, Spanish and French.

During 2015, we continued to implement components of our corporate social responsibility framework at all of our operating sites and projects, including: socio-economic baseline studies, stakeholder mapping and prioritization and upgraded grievance mechanisms. In addition, some of our noteworthy corporate social responsibility activities and initiatives include:

●

United Nations Global Compact (“UN Global Compact”) – The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. In 2009, we became a signatory to the UN Global Compact.

●

International Council on Mining and Metals (“ICMM”) – The ICMM is a collaborative organization comprised of mining and metals companies and associations working together on sustainability-related issues important to the mining industry, of which we are a member. The ICMM is a contributor to sustainable development and requires members to perform based on principles of sustainable development.

●

Global Reporting Initiative (“GRI”) – The GRI is intended to serve as a generally accepted framework for reporting on an organization’s economic, environmental, social and health and safety performance. The GRI Reporting Framework contains general and sector-specific content applicable for reporting an organization’s sustainability performance. We have committed to using the GRI as the basis for our sustainability reporting and have been reporting to and against the GRI since 2007.

●

Extractive Industries Transparency Initiative (“EITI”) – The EITI is a partnership of governments, international organizations, companies, non-governmental organizations, investors and business and industrial organizations with the aim to strengthen governance by improving transparency in transactions between governments and companies in the extractive industries. This transparency will in turn improve public awareness of the revenues from these industries, increasing the likelihood that they will contribute to sustainable development and poverty reduction. We are an active supporter of the EITI, through our membership in the ICMM and individual corporate action. In countries where governments have indicated a desire to be a part of the process, we are actively involved in contributing to the success of the initiative.

●

World Gold Council’s Conflict-Free Gold Standard (“CFGS”) – Developed by the World Gold Council with extensive input from gold producers, governments, civil society and supply chain participants, the CFGS establishes a common approach by which gold producers can assess and provide assurance that their gold has been extracted in a manner that does not cause, support or benefit unlawful armed conflict or contribute to serious human rights abuses or breaches of international humanitarian law. The CFGS was published in October 2012 and is designed to apply to World Gold Council member companies and other entities involved in the extraction of gold. We implemented the CFGS on a company-wide basis effective January 1, 2013 and publish our Conflict-Free Gold Report on an annual basis. Conformance with the CFGS is company-wide and is externally assured. In 2015, we focused our efforts on the Los Filos, Peñasquito and Marlin mines, sites that are considered to be located in higher-risk areas. The application of CFGS has also assisted us in continuing to implement practices aligned with the Voluntary Principles on Security and Human Rights (as defined below).

See also, “Environmental and Sustainability Policy” below.

Human Rights Policy

Our human rights policy (the “Human Rights Policy”) requires the integration of human rights best practices into all of our business and decision-making processes. The Human Rights Policy mandates that we operate in a way that respects the human rights of employees and of the members of the communities in which we operate. International humanitarian laws were consulted in developing the Human Rights Policy and it includes our pledge to seek to establish constructive dialogues and partnerships with a variety of stakeholders on human rights performance.

Our Human Rights Policy recognizes that while governments have the primary responsibility to protect human rights, our activities have the potential to impact the human rights of individuals affected by our business operations. As such, the Human Rights Policy provides that we will seek constructive dialogues and partnerships with a variety of stakeholders on our human rights performance, especially those impacted directly by our operations. The Human Rights Policy is subject to regular review and update. Beginning in 2012, we commenced developing the necessary materials and partnerships to provide training of all our employees and contractors on human rights and the Human Rights Policy. In 2015, we updated the Human Rights Policy, developed internal human rights training for employees and contractors and performed site assessments of the Voluntary Principles at several Latin American mine sites.

The Voluntary Principles on Security and Human Rights are a set of voluntary principles developed by the governments of the United States and the United Kingdom, companies in the extractive and energy sectors and non-governmental organizations to guide companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. We commenced the process of reviewing our formal participation in the Voluntary Principles in 2014, and have implemented practices to embrace the Voluntary Principles and to support their core values, including multi-stakeholder dialogue among government and non-government organizations. In 2015, several of our operations implemented practices aligned with the Voluntary Principles in coordination with the application of the CFGS.

The Sustainability, Environment, Health and Safety Committee of the Board is responsible for overseeing the Human Rights Policy and information regarding assessments and performance will be made available to the public through annual GRI reporting. The Human Rights Policy is available on our website at www.goldcorp.com in English, Spanish and French.

Environmental and Sustainability Policy

Under our environmental and sustainability policy (the “Environmental and Sustainability Policy”), we are dedicated to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder value without neglecting our responsibility to sustainable development. The needs and culture of the local communities will be respected. The Environmental and Sustainability Policy is available on our website at www.goldcorp.com.

In addition, as described above, we have implemented the SEMS, a performance-based framework and standards for safety and health, environment, corporate social responsibility and security.

Our properties are routinely inspected by staff representing the applicable regulatory authorities to ensure that such properties are in compliance with applicable environmental laws and regulations. None of our mineral properties received any fines or notices of violation of environmental laws or regulations of a material nature during the year ended December 31, 2015. Such properties are also periodically audited by our employees or external staff to ensure that they are in compliance with applicable environmental laws and regulations as well as the SEMS standards. The Sustainability, Environment, Health and Safety Committee of the Board is responsible for overseeing the Environmental and Sustainability Policy.

As part of our goal to minimize the impact on the environmental and social aspects of our projects and operations, we develop comprehensive closure and reclamation plans as part of our initial project planning and design. If we acquire a property that lacks a closure plan, we require the preparation of a closure plan. As part of our annual strategic business planning, we, through interaction with our sites, identify the significant environmental risks and review and update the total closure costs for each property to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. This process ensures that we properly budget for the costs associated with implementing the environmental policies.

In addition to the initiatives described above under “Corporate Social Responsibility Policy”, and consistent with the Environmental and Sustainability Policy and the SEMS, an additional initiative of particular importance to us relating to the protection of the environment and sustainability is our participation in the International Cyanide Management Code (the “Cyanide Code”). The Cyanide Code is a voluntary industry program for companies involved in the production of gold by the cyanidation process and focuses on the management of cyanide and cyanide solutions. The Cyanide Code addresses the production of cyanide, its transport from the producer to the mine, its on-site storage and use, decommissioning and financial assurance, worker safety, emergency response, training, stakeholder involvement and implementation verification. We became a signatory to the Cyanide Code in July 2007, and currently all of our operating mines are certified compliant with the Cyanide Code, with the exception of our two newest operations, Éléonore Mine and Cerro Negro Mine. We plan to nominate these two operations for certification to the Cyanide Code during 2016.

On December 4, 2015, we announced that we had again been named to the semi-annual re-ranking of the NASDAQ OMX CRD Global Sustainability Index. This listing ranks us as one of the top 100 companies in the world for our sustainability reporting and performance. The NASDAQ OMX CRD Global Sustainability Index is an equally-weighted equity index that serves as a benchmark for stocks of companies that are taking a leadership role in sustainability performance reporting and are traded on a major U.S. stock exchange. The NASDAQ OMX CRD Global Sustainability Index is made up of 100 companies that have taken a leadership role in disclosing their carbon footprint, energy usage, water consumption, hazardous and non-hazardous waste, employee safety, workforce diversity, management composition and community investing. These are companies that are voluntarily disclosing their current environmental, social and governance risks as well as their revenue opportunities and how it will affect future performance.

Diversity Policy

Under our diversity policy (the “Diversity Policy”), we recognize the benefits arising from employee and Board diversity, including a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Diversity Policy promotes the benefits of, and need for, extending opportunities for career advancement to all of our workforce and outside candidates, without distinction as to gender, ethnicity, or any other basis. The Diversity Policy is available on our website at www.goldcorp.com.

“Diversity” is any dimension that can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. We respect and value the perspectives, experiences, cultures and essential differences that employees possess. In addition, our commitment to the advancement of women in the workplace is embodied in the industry-leading “Creating Choices Program” and reflects our understanding that achievement and fulfillment of individuals’ career potential are only made possible by the development and advancement opportunities, training and mentoring provided to all of our workforce.

We strive to foster an open and inclusive workplace environment and strongly support the principle that all individuals should have an equal opportunity to participate in our company and achieve their full potential. In compliance with our Code of Conduct and the Diversity Policy, directors, officers and employees will:

1.	Always treat each other and all members of the outside community with respect and courtesy.

2.	Always keep our workplace free from all forms of harassment, meaning unwelcome behaviour that a reasonable person would consider to be degrading, humiliating, discriminatory or intimidating.

3.

Never permit factors like race, religion, colour, sex, sexual orientation, age, nationality or ethnicity to determine decisions about hiring, employment promotions, pay rates, transfers, layoffs or terminations (or condone decisions by others determined by such factors).

4.	Never permit physical disabilities to determine work-related decisions, unless the disability prevents a person from safely doing a job and the disability cannot be reasonably accommodated.

Notable achievements in 2015 include:

Created a Diversity Function: In 2015 with the appointment of Ms. Anna M. Tudela as Vice President, Diversity, Regulatory Affairs and Corporate Secretary, we formally launched our Diversity function. In addition, a Diversity Committee was established to assist in oversight of our diversity objectives and initiatives.

Creating Choices is our training, development and mentoring program designed specifically for women at Goldcorp. The program was first launched back in 2011 at the Latin American operations and now is available at all of our offices, mines and project sites and has more than 1,350 graduates. The program provides participants with tools and skills to develop themselves professionally and personally to their fullest potential. The program is voluntary and open to women at any level of the organization. We have over 60 women who are trained facilitators that deliver the program throughout the organization. In 2015, we launched the second phase of the program, called Growing Choices. To date, over 300 women have graduated from the Growing Choices program.

Catalyst Accord: In 2014, we became a member of Catalyst, a nonprofit organization with a mission to expand opportunities for women and business. We were the first mining company to sign the Catalyst Accord and pledge to increase the representation of women on our Board by 2017. The Catalyst Accord calls for participating companies to help lift the average representation of women on FP500 boards to 25% by 2017 by setting their own goals. At the time of signing the Catalyst Accord, we had 20% female representation on the Board. We now have 27% representation with the addition of Ms. Margot Franssen, who joined the Board in April 2015.

Women Empowerment Principles: In July 2015, our former President and CEO endorsed the United Nations Women’s Empowerment Principles. The Women’s Empowerment Principles align with our core value of Empowering Others and our commitment to foster an open, diverse and inclusive workplace that respects and values the different perspectives, experiences and cultures our employees possess.

In addition, the following policies also promote and support diversity: Code of Conduct; Corporate Social Responsibility Policy; Employee Assistance Program; Harassment Policy (British Columbia and Ontario); Human Rights Policy; Occupational, Health and Safety Policy; and Environmental & Sustainability Policy.

Anti-Bribery and Anti-Corruption Policy

Our anti-bribery and anti-corruption policy (the “Anti-Bribery and Anti-Corruption Policy”) outlines the requirements that must be fulfilled by all our employees, officers and directors, as well as by any third party working for or acting on our behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery.

The Anti-Bribery and Anti-Corruption Policy also provides employees with clarity regarding: books and records transparency; giving gifts to government officials; making political or charitable contributions; third party oversight and due diligence; internal controls; and, management’s responsibility to promote an ethical tone from the top and create awareness of the policy.

Technical Information

CIM Definition Standards

The Mineral Reserves and Mineral Resources estimations for the Red Lake Mines, the Porcupine Mine, the Musselwhite Mine, the Los Filos Mine, the Peñasquito Mine, the Cerro Negro Mine, the Marlin Mine, the Pueblo Viejo Mine, the Éléonore Mine, the Corridor Project, the Camino Rojo Project, the Cochenour Deposit, the Cerro Blanco Project, the Noche Buena Project, the San Nicolas Project and the Borden Project, have been prepared in accordance with the CIM Definition Standards that are incorporated by reference in NI 43-101. The following definitions are reproduced from the CIM Definition Standards:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

For the purposes of the CIM Definition Standards, “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors

JORC Code Definitions

The Ore Reserves and Mineral Resources estimations for the Alumbrera Mine have been prepared in accordance with the current version of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to an Ore

Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to assume geological and grade (or quality) continuity between points of observation where data and samples are gathered. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Ore Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to confirm geological and grade (or quality) continuity between points of observation where data and samples are gathered. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Ore Reserve or under certain circumstances to a Probable Ore Reserve.

An “Ore Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

A “Probable Ore Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve.

A “Proved Ore Reserve” is the economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors

For the purposes of the JORC Code, “Modifying Factors” are considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Definition Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Definition Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates

Ore Reserve/Mineral Reserve Estimates

The following table sets forth the gold, silver and copper Ore Reserve/Mineral Reserve estimations for the Red Lake Mines, the Porcupine Mine, the Borden Project, the Musselwhite Mine, the Los Filos Mine, the Peñasquito Mine, the Cerro Negro Mine, the Alumbrera Mine, the Marlin Mine, the Pueblo Viejo Mine, the Éléonore Mine, the Corridor Project and the Camino Rojo Project as of December 31, 2015:

Proved/Proven and Probable Gold, Silver and Copper Ore/Mineral Reserves (1)(2)(3)(4)

			Grade			Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Red Lake Mines (5)	Proven	1.24	12.84	—	—	0.51	—	—
	Probable	5.86	8.31	—	—	1.57	—	—
	Proven + Probable	7.10	9.10	—	—	2.08	—	—

Porcupine Mine	Proven	8.38	2.58	—	—	0.69	—	—
	Probable	35.43	1.26	—	—	1.44	—	—
	Proven + Probable	43.82	1.51	—	—	2.13	—	—

Borden Project	Proven	—	—	—	—	—	—	—
	Probable	4.17	6.38	—	—	0.86	—	—
	Proven + Probable	4.17	6.38	—	—	0.86	—	—

Musselwhite Mine	Proven	2.87	7.20	—	—	0.67	—	—
	Probable	5.00	6.57	—	—	1.06	—	—
	Proven + Probable	7.88	6.80	—	—	1.72	—	—

Los Filos Mine	Proven	20.01	0.94	7.10	—	0.60	4.57	—
	Probable	20.49	1.30	9.08	—	0.85	5.98	—
	Proven + Probable	40.50	1.12	8.10	—	1.46	10.55	—

Peñasquito Mine (6)	Proven	398.28	0.58	32.63	—	7.48	417.86	—
Mill	Probable	188.40	0.39	24.55	—	2.39	148.69	—
	Proven + Probable	586.68	0.52	30.04	—	9.87	566.55	—

Peñasquito Mine (6)	Proven	16.32	0.45	22.71	—	0.24	11.92	—
Heap Leach	Probable	5.46	0.37	19.89	—	0.07	3.49	—
	Proven + Probable	21.78	0.43	22.00	—	0.30	15.41	—

Cerro Negro Mine(7)	Proven	5.02	10.58	94.38	—	1.71	15.23	—
	Probable	10.00	9.17	64.81	—	2.95	20.84	—
	Proven + Probable	15.02	9.64	74.69	—	4.66	36.07	—

Alumbrera Mine (8)	Proved	10.69	0.35	—	0.35	0.12	—	82
(Goldcorp’s 37 1⁄2%	Probable	0.26	0.31	—	0.24	0.00		1
interest)	Proved + Probable	10.95	0.35	—	0.34	0.12	—	83

Marlin Mine	Proven	0.65	5.34	322.24	—	0.11	6.69	—
	Probable	0.16	3.98	162.77	—	0.02	0.85	—
	Proven + Probable	0.81	5.07	290.21	—	0.13	7.54	—

Pueblo Viejo Mine (9)(10)	Proven	37.02	2.97	18.70	0.09	3.53	22.26	71
(Goldcorp’s 40%	Probable	25.57	2.97	16.83	0.11	2.44	13.84	59
interest)	Proven + Probable	62.58	2.97	17.94	0.09	5.97	36.10	130

Éléonore Mine (11)	Proven	4.17	6.49	—	—	0.87	—	—
	Probable	24.15	5.76	—	—	4.48	—	—
	Proven + Probable	28.32	5.87	—	—	5.35	—	—

Corridor Project - El Morro	Proven	160.91	0.56	—	0.55	2.91	—	1,938
(Goldcorp’s 50%	Probable	138.62	0.35	—	0.43	1.55	—	1,313
interest)	Proven + Probable	299.53	0.46	—	0.49	4.46	—	3,251

Corridor Project - Relincho(12)	Proven	217.65	—	—	0.38	—	—	1,808
(Goldcorp’s 50%	Probable	401.91	—	—	0.37	—	—	3,279
interest)	Proven + Probable	619.57	—	—	0.37	—	—	5,087

			Grade			Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Camino Rojo Project	Proven	—	—	—	—	—	—	—
	Probable	66.13	0.76	15.22	—	1.62	32.37	—
	Proven + Probable	66.13	0.76	15.22	—	1.62	32.37	—

Total	Proved/Proven					19.44	478.53	3,899
	Probable					21.28	226.06	4,653
	Proved/Proven + Probable					40.73	704.59	8,552

(1)

All Mineral Reserves or Ore Reserves have been estimated in accordance with the CIM Definition Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Reserves and Ore Reserves have been reported as of December 31, 2015.

(2)

Other than the Mineral Reserves for Red Lake Mines, Peñasquito Mine, Cerro Negro Mine and Éléonore Mine, all Mineral Reserves and Ore Reserves set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

(3)	Mineral Reserves are estimated using US$ commodity prices of $1,100 per ounce of gold, $16.50 per ounce of silver, $2.75 per pound of copper, unless otherwise noted.
(4)	Numbers may not add up due to rounding.
(5)

The Mineral Reserves for the Red Lake Mines set out in the table above have been prepared under the supervision of Stephane Blais, P.Eng., Technical Services Director, Engineering, at Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada — Red Lake Mines, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)

The Mineral Reserves for the Peñasquito Mine set out in the table above have been prepared under the supervision of Dan Redmond, P.Geo., Director, Mine Planning & Reserves at Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)

The Mineral Reserves for the Cerro Negro Mine set out in the table above have been prepared under the supervision of Andrew Tripp, P.E., Technical Services Manager, Cerro Negro, at Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Cerro Negro Mine, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.

(8)	Mineral Reserves are provided by Glencore plc using US$ commodity prices of $1,095 per ounce of gold and $2.54 per pound of copper.
(9)

The Mineral Reserves for the Pueblo Viejo Mine set out in the table above are classified as Proven and Probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Pueblo Viejo Mine, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(10)

Mineral Reserves are provided by Barrick using US$ commodity prices of $1,000 per ounce of gold for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards, $16.50 per ounce of silver and $3.00 per pound of copper.

(11)

The Mineral Reserves for the Éléonore Mine set out in the table above have been prepared under the supervision of Denis Fleury, P.Eng., Mining Engineer at Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada — Éléonore Mine, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(12)	Mineral Reserves are provided by Teck using US$ commodity prices of $2.80 per pound of copper.

The following table sets forth the lead and zinc Mineral Reserve estimation for the Peñasquito Mine – Mill as of December 31, 2015:

Proven and Probable Lead and Zinc Mineral Reserves (1)(2)(3)(4)(5)

		Grade		Contained Metal

Category	Tonnes (millions)	Lead (%)	Zinc (%)	Lead (millions of pounds)	Zinc (millions of pounds)

Proven	398.28	0.32	0.78	2,774	6,812
Probable	188.40	0.22	0.50	927	2,074
Proven + Probable	586.68	0.29	0.69	3,701	8,886

(1)	All Mineral Reserves have been estimated in accordance with the CIM Definition Standards. All Mineral Reserves have been reported as of December 31, 2015.
(2)

The Mineral Reserves for the Peñasquito Mine set out in the table above have been prepared under the supervision of Dan Redmond, P.Geo., Director, Mine Planning & Reserves at Goldcorp, and a qualified person under NI 43-101.

(3)

The Mineral Reserves for the Peñasquito Mine set out in the table above are classified as Proven and Probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	Mineral Reserves are estimated using US$ commodity prices of $0.90 per pound of lead, and $0.95 per pound of zinc.
(5)	Numbers may not add up due to rounding.

The following table sets forth the molybdenum Mineral Reserve estimation for the Corridor Project – Relincho deposit as of December 31, 2015:

Proven and Probable Molybdenum Mineral Reserves (1)(2)(3)(4)(5)

		Grade	Contained Metal

Category	Tonnes (millions)	Molybdenum (%)	Molybdenum (millions of pounds)

Proven	217.65	0.016	77
Probable	401.91	0.018	162
Proven + Probable	619.57	0.017	239

(1)	All Mineral Reserves have been estimated in accordance with the CIM Definition Standards. All Mineral Reserves have been reported as of December 31, 2015.
(2)	All Mineral Reserves set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.
(3)	The Mineral Reserves for the Corridor Project – Relincho deposit set out in the table above are classified as Proven and Probable, and are based on the CIM Definition Standards.
(4)	Mineral Reserves are provided by Teck using a US$ commodity price of $13.70 per pound of molybdenum.
(5)	Numbers may not add up due to rounding.

Mineral Resource Estimates

The following table sets forth the gold, silver and copper Mineral Resource estimations for the Red Lake Mines, Cochenour Deposit, Porcupine Mine, Musselwhite Mine, Éléonore Mine, Los Filos Mine, Peñasquito Mine, Cerro Negro Mine, Marlin Mine, Pueblo Viejo Mine, Corridor Project, Cerro Blanco Project, Noche Buena Project, San Nicolas Project, Camino Rojo Project and Borden Project as of December 31, 2015:

Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(2)(3)(4)(5)

(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Red Lake Mines (6)	Measured	1.24	21.88	—	—	0.87	—	—
	Indicated	2.48	17.60	—	—	1.40	—	—
	Measured + Indicated	3.71	19.02	—	—	2.27	—	—
	Inferred	3.45	19.86	—	—	2.20	—	—

Cochenour Deposit (6)	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—
	Inferred	4.16	16.36	—	—	2.19	—	—

Porcupine Mine	Measured	21.8	1.38	—	—	0.97	—	—
	Indicated	81.2	1.39	—	—	3.62	—	—
	Measured + Indicated	103.0	1.39	—	—	4.59	—	—
	Inferred	13.85	3.69	—	—	1.64	—	—

Musselwhite Mine	Measured	0.23	5.76	—	—	0.04	—	—
	Indicated	1.60	6.04	—	—	0.31	—	—
	Measured + Indicated	1.83	6.00	—	—	0.35	—	—
	Inferred	5.93	5.82	—	—	1.11	—	—

Éléonore Mine (7)	Measured	0.94	6.84	—	—	0.21	—	—
	Indicated	3.65	5.14	—	—	0.60	—	—
	Measured + Indicated	4.58	5.49	—	—	0.81	—	—
	Inferred	9.97	7.11	—	—	2.28	—	—

Los Filos Mine	Measured	81.57	0.88	6.72	—	2.31	17.63	—
	Indicated	276.31	0.83	7.88	—	7.34	69.99	—
	Measured + Indicated	357.88	0.84	7.62	—	9.65	87.63	—
	Inferred	141.04	0.80	9.18	—	3.62	41.64	—

Peñasquito Mine (8)	Measured	94.47	0.28	30.50	—	0.86	92.65	—
Mill	Indicated	150.86	0.28	24.64	—	1.34	119.50	—
	Measured + Indicated	245.33	0.28	26.90	—	2.20	212.15	—
	Inferred	19.49	0.30	20.64	—	0.19	12.93	—

Peñasquito Mine (8)	Measured	12.60	0.18	25.50	—	0.07	10.33	—
Heap Leach	Indicated	34.95	0.16	17.02	—	0.18	19.12	—
	Measured + Indicated	47.54	0.17	19.26	—	0.26	29.45	—
	Inferred	0.57	0.31	15.49	—	0.01	0.28	—

Cerro Blanco Project	Measured	—	—	—	—	—	—	—
	Indicated	2.05	12.69	40.13	—	0.84	2.64	—
	Measured + Indicated	2.05	12.69	40.13	—	0.84	2.64	—
	Inferred	0.75	9.34	43.61	—	0.23	1.06	—

Cerro Negro Mine (9)	Measured	1.35	4.99	51.62	—	0.22	2.24	—
	Indicated	5.53	5.97	38.58	—	1.06	6.86	—
	Measured + Indicated	6.88	5.78	41.14	—	1.28	9.09	—
	Inferred	2.17	7.19	44.68	—	0.50	3.11	—

Alumbrera Mine (10)	Measured	51.19	0.34	—	0.25	0.55	—	277
(Goldcorp’s 37 1⁄2%	Indicated	18.11	0.39	—	0.16	0.23	—	64
interest)	Measured + Indicated	69.30	0.35	—	0.22	0.78	—	340
	Inferred	22.50	0.33	—	0.14	0.24	—	70

Marlin Mine	Measured	0.27	4.25	191.47	—	0.04	1.66	—
	Indicated	0.22	4.28	208.20	—	0.03	1.46	—
	Measured + Indicated	0.49	4.26	198.96	—	0.07	3.12	—

			Grade			Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)
	Inferred	0.06	5.93	268.27	—	0.01	0.54	—

Pueblo Viejo Mine (11)(12)	Measured	4.49	2.51	16.05	0.08	0.36	2.32	8
(Goldcorp’s 40%	Indicated	60.76	2.45	14.05	0.08	4.79	27.45	111
interest)	Measured + Indicated	65.25	2.46	14.19	0.08	5.15	29.77	119
	Inferred	1.56	1.96	13.93	0.04	0.10	0.70	1

Corridor Project – El Morro	Measured	9.90	0.53	—	0.51	0.17	—	112
(Goldcorp’s 50%	Indicated	36.28	0.38	—	0.39	0.44	—	315
interest)	Measured + Indicated	46.18	0.41	—	0.42	0.61	—	427
	Inferred	339.03	0.30	—	0.35	3.23	—	2,595

Corridor Project - Relincho(13)	Measured	39.95	—	—	0.27	—	—	240
(Goldcorp’s 50%	Indicated	158.54	—	—	0.34	—	—	1,181
interest)	Measured + Indicated	198.50	—	—	0.32	—	—	1,421
	Inferred	305.41	—	—	0.38	—	—	2,550

Noche Buena Project	Measured	—	—	—	—	—	—	—
	Indicated	52.88	0.37	12.47	—	0.63	21.19	—
	Measured + Indicated	52.88	0.37	12.47	—	0.63	21.19	—
	Inferred	4.30	0.22	8.80	—	0.03	1.22	—

San Nicolas Project(13)	Measured	—	—	—	—	—	—	—
(Goldcorp’s 21% interest)	Indicated	19.26	0.46	26.70	1.24	0.28	16.53	527
	Measured + Indicated	19.26	0.46	26.70	1.24	0.28	16.53	527
	Inferred	2.28	0.26	17.40	1.24	0.02	1.27	62

Camino Rojo Project	Measured	—	—	—	—	—	—	—
	Indicated	234.24	1.00	8.86	—	7.53	66.70	—
	Measured + Indicated	234.24	1.00	8.86	—	7.53	66.70	—
	Inferred	17.38	0.84	9.41	—	0.47	5.26	—

Borden Project	Measured	—	—	—	—	—	—	—
	Indicated	2.61	5.81	—	—	0.49	—	—
	Measured + Indicated	2.61	5.81	—	—	0.49	—	—
	Inferred	2.09	5.49	—	—	0.37	—	—

Total	Measured					6.67	126.83	637
	Indicated					31.11	351.45	2,197
	Measured + Indicated					37.78	478.28	2,834
	Inferred					18.42	68.01	5,279

(1)

All Mineral Resources have been estimated in accordance with the CIM Definition Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Resources have been reported as of December 31, 2015.

(2)

Other than the Mineral Resources for Red Lake Mines, Peñasquito Mine, Cerro Negro Mine and Éléonore Mine, all Mineral Resources set out in the table above, have been reviewed and approved by Gil Lawson, P.Eng, Vice President of Geology and Mine Planning, Goldcorp, and a qualified person under NI 43-101.

(3)	All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(4)

Mineral Resources are estimated using US$ commodity prices of $1,300 per ounce of gold, $19 per ounce of silver and $3.25 per pound of copper, unless otherwise noted. Corridor Project – El Morro deposit is estimated using a US$ commodity price of $1,200 per ounce of gold and $2.75 per pound of copper.

(5)	Numbers may not add up due to rounding.
(6)

The Mineral Resources for Red Lake Mines and the Cochenour Deposit set out in the table above have been prepared under the supervision of Chris Osiowy, P.Geo. Manager of Exploration, Regional Exploration Geology at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada — Red Lake Mines, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)

The Mineral Resources for the Éléonore Mine set out in the table above have been prepared under the supervision of Christine Beausoleil, P.Geo., Director of Exploration at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada — Éléonore Mine, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(8)

The Mineral Resources for the Peñasquito Mine set out in the table above have been prepared under the supervision of Guillermo Pareja, P.Geo., Manager of Mineral Resources at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards.

See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(9)

The Mineral Resources for the Cerro Negro Mine set out in the table above have been prepared under the supervision of Guillermo Pareja, P.Geo., Manager of Mineral Resources at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Cerro Negro Mine, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.

(10)	Mineral Resources are provided by Glencore plc using US$ commodity prices of $1,100 per ounce of gold and $2.95 per pound of copper.
(11)

The Mineral Resources for the Pueblo Viejo Mine set out in the table above are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Pueblo Viejo Mine, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(12)	Mineral Resources provided by Barrick using US$ commodity prices of $1,300 per ounce of gold, $17.50 per ounce of silver and $3.25 per pound of copper.
(13)

Mineral Resources provided by Teck using US$ commodity prices of $1,275 per ounce of gold, $22.50 per ounce of silver, $2.75 per pound of copper for San Nicolas and $2.80 per pound of copper for Corridor Project – Relincho deposit.

The following table sets forth the lead and zinc Mineral Resource estimations for the Peñasquito Mine, the Camino Rojo Project and the San Nicolas Project as of December 31, 2015:

Measured, Indicated and Inferred Lead and Zinc Mineral Resources (1)(2)(3)(4)

(excluding Proven and Probable Mineral Reserves)

			Grade		Contained Metal

Deposit	Category	Tonnes (millions)	Lead (%)	Zinc (%)	Lead (millions of pounds)	Zinc (millions of pounds)

Peñasquito Mine (5)	Measured	94.47	0.29	0.68	595	1,417
Mill	Indicated	150.86	0.21	0.53	701	1,757
	Measured + Indicated	245.33	0.24	0.59	1,297	3,175
	Inferred	19.49	0.25	0.36	107	155

Camino Rojo Project	Measured	—	—	—	—	—
	Indicated	215.85	0.06	0.19	277	914
	Measured + Indicated	215.85	0.06	0.19	277	914
	Inferred	17.38	0.04	0.13	16	51

San Nicolas Project (Goldcorp’s 21% interest)	Measured	—	—	—	—	—
	Indicated	19.26	—	1.68	—	713
	Measured + Indicated	19.26	—	1.68	—	713
	Inferred	2.28	—	0.97	—	49

Total	Measured				595	1,417
	Indicated				978	3,385
	Measured + Indicated				1,573	4,802
	Inferred				123	255

(1)	All Mineral Resources have been estimated in accordance with the CIM Definition Standards. All Mineral Resources have been reported as of December 31, 2015.
(2)

Other than the Mineral Resources for Peñasquito Mine, all Mineral Resources set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

(3)	Mineral Resources are estimated using US$ commodity prices of $1.00 per pound of lead and $1.00 per pound of zinc.
(4)	Numbers may not add up due to rounding.
(5)

The Mineral Resources for the Peñasquito Mine set out in the table above have been prepared under the supervision of Guillermo Pareja, P.Geo., Manager of Mineral Resources at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

The following table sets forth the molybdenum Mineral Resource estimations for the Corridor Project – Relincho deposit as of December 31, 2015:

Measured, Indicated and Inferred Molybdenum Mineral Resources (1)(2)(3)(4)(5)

		Grade	Contained Metal

Category	Tonnes (millions)	Molybdenum (%)	Molybdenum (millions of pounds)

Measured	39.95	0.009	8
Indicated	158.54	0.012	40
Measured + Indicated	198.50	0.011	48
Inferred	305.41	0.013	88

(1)	All Mineral Reserves have been estimated in accordance with the CIM Definition Standards. All Mineral Resources have been reported as of December 31, 2015.
(2)

All Mineral Resources set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

(3)	The Mineral Resources for the Corridor Project – Relincho deposit set out in the table above are classified as Measured, Indicated and inferred, and are based on the CIM Definition Standards.
(4)	Mineral Resources are provided by Teck using US$ commodity prices of $13.70 per pound of molybdenum.
(5)	Numbers may not add up due to rounding.

MINERAL PROPERTIES

CANADA

Our properties in Canada include the Red Lake Mines, the Porcupine Mine, the Musselwhite Mine, the Éléonore Mine and the Borden Project. The Red Lake Mines and the Éléonore Mine, each described below, are considered to be material mineral properties to Goldcorp.

Red Lake Mines, Canada

The Red Lake Mines, wholly-owned by Goldcorp, are located in the Red Lake district, Ontario.

The scientific and technical information included in the following section has been derived from the technical report entitled Red Lake Operations, Ontario Canada, NI 43-101 Technical Report (the “Red Lake Report”) dated effective December 31, 2015 prepared by Stephane Blais, P.Eng., Chris Osiowy, P.Geo., and Nuri Hmidi, P.Eng., each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Red Lake Mines are owned by Goldcorp (72%) and Goldcorp Canada Ltd. (“Goldcorp Canada”) (28%) through a partnership. The operations comprise the former Campbell and Red Lake underground mines, which are now integrated and operate as a single entity by Red Lake Mines. In this annual information form, the shafts and mill at Red Lake are collectively termed the Red Lake Complex; those at Campbell are termed the Campbell Complex. The combined mine area is also referred to as the greater Red Lake–Campbell Complex. The Cochenour Complex covers mineralization discovered at the Western Discovery Zone deposit and the former Cochenour–Willans mine and also includes the former Gold Eagle Mines joint venture property (see – “History” below).

The Red Lake mining operation is located 180 kilometres north of the town of Dryden, District of Kenora, northwestern Ontario. The Red Lake area is accessible by Highway 105, which joins the Trans-Canada Highway at Vermilion Bay, 175 kilometres south and 100 kilometres east of Kenora, Ontario. Commercial air services operate to Red Lake from Thunder Bay and Winnipeg.

The Red Lake Complex consists of 89 patented mineral claims covering 1,254 hectares and the Campbell Complex consists of 77 patented mineral claims covering 1,084 hectares. Claims are held in the name of either Goldcorp, or Goldcorp Canada, or are jointly held by the two companies. The Cochenour Complex, including the Golden Eagle Mines joint venture property, covers 1,358.21 hectares, and comprises 110 patented mineral rights, licences of occupation, lease mineral rights, and one staked claim (each, a “claim”). Tenure is jointly held in the names of Goldcorp (72%), Goldcorp Canada (28%) or, in the case of 72 of the claims, held in the name of Gold Eagle Mines Ltd. (100%). As required under Ontario law, patented mining lands have been surveyed. Required fees and duties have been paid to the appropriate regulatory authorities, and the claims are in good standing. Leases have associated work commitments and fees. Ten-year leases are renewable in perpetuity for periods of 10 years, provided the renewal application is lodged 90 days before expiry of the lease. A 21-year lease may be renewed provided that the lessee can prove that the mining lease is being used for mining purposes and meets certain criteria, and application for renewal is made prior to the expiry date of the lease.

Red Lake Mines has collaboration agreements with two First Nations that are signatory to Treaty No. 3 and have treaty rights which they assert within the operations area of the Red Lake Mines region: Obishikokaang Collaboration Agreement executed August 16, 2013 with Lac Seul First Nation (“LSFN”) and Goldcorp Canada; and a second Collaboration Agreement which became effective on January 29, 2015 with Wabauskang First Nation (“WFN”) and Goldcorp Canada. LSFN is located to the southeast of Red Lake with a band membership of 3,200 and WFN is located to the south of Red Lake with a band membership of 315. These agreements provide a framework for strengthened collaboration in the development and operations of Red Lake Mines and outline tangible benefits for the individual First Nations, including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and our future financial contributions.

We hold sufficient surface rights to support the Red Lake–Campbell mining operations and associated infrastructure, and sufficient surface rights in the Cochenour Complex to support any proposed re-development. Environmental permits are required by various federal, provincial, and municipal agencies and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time. The Cochenour Complex closure plan was filed in April 2014, and the closure plan for the Red Lake-Campbell Complex was filed in May 2015. The Red Lake Mines and Cochenour Complex closure plans satisfy all regulatory requirements. We are satisfied that all environmental liabilities are identified in the existing closure plans for the operations, which are limited to those that would be expected to be associated with gold mines that have been operating for more than 60 years, and where production is from underground sources, including roads, site infrastructure, and waste and tailings disposal facilities.

History

Red Lake Complex

The first recorded prospecting in the Red Lake district was carried out by the northwestern Ontario Exploration Company in 1887. Red Lake was first staked during the Red Lake Gold Rush in 1926. In 1944, the property was re-staked and Dickenson Red Lake Mines Limited was incorporated. Production mining began in 1948 at a rate of 113 tonnes per day and increased to 454 tonnes per day in the 1970s. In the early 1980s, the mill capacity was increased to 907 tonnes per day and long-hole stoping was introduced. The change in mining method resulted in a severe drop in production grade. Cut-and-fill mining was subsequently re-introduced and production reached approximately 907 tonnes per day by 1993 to 1994. An exploration core drilling program initiated in 1995 within the lower levels of the mine resulted in the discovery of a cluster of high grade gold veins. The #3 shaft was developed from January 2004 to January 2007 to a depth of 1,925 metres. Since the beginning of operations in 1948 until the end of 2015, 12.3 million tonnes grading 25.81 grams per tonne (“g/t”) of gold has been mined, producing 10,209,702 gold ounces.

Campbell Complex

The Campbell claims were staked in 1926. Subsequently, there was a period of claim cancellations and re-staking of the area. In the 1940s, George and Colin Campbell re-staked the area, Campbell Red Lake Mines was incorporated and Dome Mines Limited (“Dome Mines”) purchased an option that eventually resulted in Dome Mines acquiring a 57% ownership interest in the Campbell Red Lake Mines company. In 1946, after additional exploration had been carried out, a four-compartment shaft with four levels was sunk to a depth of 182 metres. Mill construction began in 1948 and the mill went into operation the following year reaching a capacity of 272 tonnes per day. The shaft was deepened to 655 metres in the 1950s to exploit a high-grade zone discovered on the 14th level of the mine. Following the merger of Campbell Red Lake Mines, Dome Mines and Placer Development Limited, in 1987, an autoclave was installed at the Campbell Complex, replacing the existing roaster, the mill flotation circuit was upgraded, a paste-fill plant constructed, an underground decline developed, and the Reid Shaft was commissioned. Since the beginning of operations in 1946 until the end of 2015, 22.2 million tonnes grading 17.71 g/t of gold has been mined, producing 12,643,919 gold ounces.

Cochenour Complex

The original claims on the Cochenour-Willans property were staked in 1926 to 1927 by W.M Cochenour, D. Willans and H.G. Young, and in 1928 the Cochenour–Willans syndicate was formed. Cochenour–Willans Gold Mines Ltd. was incorporated in 1936 and production began in 1939 at a rate of 136 to 181 tonnes per day. Operations ran for 32 years, from 1939 to 1971, during which about 2.1 million tonnes grading 18.44 g/t of gold was processed with approximately 1.24 million ounces of gold recovered. Underground mine workings extended down to the 670 metre level.

In 1997, we purchased a 100% interest in the Cochenour–Willans mine area. We completed trenching, grab sampling and compilation work between 1998 and 2002. The mine was allowed to flood in 2003. Surface drilling was undertaken from 2002 to 2009, consisting of 94 surface drill holes, totalling 66,968 metres. Following dewatering, in 2010, renewed access to the underground Cochenour-Willans workings allowed completion of 49 underground drill holes (20,558 metres), together with 17 surface drill holes (including wedges) totalling 13,881 metres.

The Cochenour No. 1 shaft was slashed and deepened to below the 34 level in 2010 to 2014 to support exploration and development of the recently acquired Gold Eagle property located to the south. Both decline and incline ramp developments are currently active from the 34 level station.

Geological Setting, Mineralization and Deposit Types

The mineralization within the Red Lake Mines operations is typical of Archean greenstone belt-hosted gold deposits. The Red Lake greenstone belt is located in the western portion of the Uchi Subprovince of the Canadian Shield. The project area is underlain mainly by tholeiitic basalt and locally by komatiitic basalt of the Balmer Assemblage. The mine sequence also includes felsic, peridotitic and other mafic to lamprophyric intrusive rocks of various younger ages. The steeply-dipping, south–southwest-folded package is unconformably overlain by felsic volcaniclastic rocks, and clastic and chemical sedimentary rocks of the Bruce Channel assemblage.

The local package of rocks have been significantly flattened and folded. Fold limbs of the relatively plastic ultramafic units are so thinned and attenuated that major shear zones formed along them. These shear zones acted as primary hydrothermal fluid transportation corridors and host a significant portion of the gold mineralization in the area. Other significant mineralized structures occur within lower-strain areas of the stratigraphy, usually associated with brittle conjugate fracture systems in close proximity to lithological boundaries possessing high competency contrasts.

Gold deposits in the district have been classified into three main categories: mafic volcanic-hosted, felsic intrusive-hosted and stratabound. The majority of the productive zones in the Red Lake camp are of the mafic volcanic-hosted type and occur as vein systems and accompanying sulphide replacement within sheared mafic to komatiitic basalts of the Balmer Assemblage.

There are generally three styles of mineralization in the Red Lake–Campbell Complex: vein replacement mineralization, replacement mineralization, and sulphide mineralization. Vein replacement ore involves intense silica replacement of precursor ankerite veins often accompanied by abundant visible gold and minor sulphides. This is the dominant mineralization type found in zones such as the Red Lake High Grade Zone (“HGZ”) and the Campbell G and L zones. Replacement mineralization involved the intense silica replacement of sheared mafic rocks accompanied by abundant arsenopyrite and pyrrhotite ± biotite. This style of mineralization commonly envelops vein replacement mineralization, but can occur elsewhere. Sulphide mineralization is typically found within broad zones of strongly sheared mafic rocks and consists of fine disseminated pyrrhotite (as much as 30%) accompanied by biotite alteration.

Two styles of mineralization occur within the Cochenour–Willans mine footprint: mineralization associated with discrete shear structures immediately in the footwall of the Cochenour Thrust structure, and mineralization that occurs well into the footwall north of the Cochenour Thrust associated with intersections between “north–south” carbonated shear zones with iron formation. The Bruce Channel deposit mineralization is hosted in highly sheared and sulphidized mafic rocks or in “grey sulphide” replacement breccia zones. The Western Discovery Zone mineralization consists of a series of sub-parallel, quartz-rich veinlets and tension veins developed in intrusive rocks of the McKenzie granodiorite stock.

Gold appears as free milling gold as well as refractory, arsenopyrite-associated gold for all deposits.

The knowledge of the Red Lake deposit setting and lithologies, and of the mineralization style and its structural and alteration controls, is sufficient to support Mineral Resource and Mineral Reserve estimation. Mineralization style and setting of the Cochenour Deposit is sufficiently well understood to support Inferred Mineral Resource estimation.

Exploration

The Red Lake operations have a long exploration and mining history. Gold mineralization was first identified in 1922. The original Red Lake mine commenced production in 1948, and the Campbell mine in 1949.

Exploration activities at Red Lake have included regional and detailed geological and structural mapping, rock, silt and soil sampling, trenching, reverse circulation and diamond drilling, airborne geophysical surveys, ground induced polarization geophysical surveys, mineralization characterization and petrographic studies, metallurgical testing of samples, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and technical studies.

In 2015, drilling programs totalling 305,393 metres with 1,648 core holes were carried out at the Red Lake and Campbell Complexes; 167,828 metres with 762 core holes at the Cochenour deposit and 10,076 metres with 44 core holes in the Red Lake region.

The exploration programs completed to date are appropriate to the known mineralization styles. There is considerable remaining exploration potential in the vicinity of the current mining operations and the Red Lake region.

Drilling

A significant amount of surface and underground core drill data has been collected over the 60+ year history of Red Lake. Drilling from 1947 to 2015 at the Red Lake and Campbell Complexes totals 63,774 drill holes (approximately 5,850,000 metres). Drilling at the Cochenour Complex from 1939–2015 comprises about 17,015 drill holes (approximately 2,011,000 metres).

Currently, exploration drill data spacing for the Red Lake Complex range from 45 metres to 100 metres. In development and stope areas, underground drilling infills this spacing to approximately 7.5–15 metres

x 7.5–15 metres. Intercept spacing is variable due to the irregular location of drill sites and the complex distribution of the mineralized zones. Drilling at the Cochenour Complex is infilling from the previous 100 metre x 100 metre spacing.

Standardized logging forms and geological legends are currently used. Logs record assays, lithologies, veining and replacement zones, vein styles and percentage amounts over sampled interval lengths and intensity, sulphide mineralization type and intensity, alteration type and intensity, faults and fracture frequency and orientation, rock quality designation, and structure type, frequency and intensity. Select drill holes are photographed.

Core quality is very high, with core recovery on average >95% on all core sizes. There are no areas where poor recovery is consistently encountered.

The collars of all drill holes are surveyed by transit for location, bearing and dip and tied into the mine grid. The same grid is used for all of the mine complexes.

Downhole surveys since 1995 at Red Lake were conducted in a systematic manner with a gyroscopic (gyro) survey instrument (unaffected by magnetics) used for drill holes steeper than 70°, and a Reflex Maxibor survey instrument used for drill holes with flatter dips. Site specifications require downhole surveys at 30 metre intervals or less. In the earlier stages of the mining operation, Sperry Sun multi-shot, Icefield multi-shot, Light-Log and Tropari instruments were used, but the gyro and Maxibor units have replaced this instrumentation.

Downhole surveys at the Campbell Complex utilized Reflex and Ranger electronic compass single-shot surveys tests. Most of the drill holes greater than 120 metres are surveyed using the Maxibor method. Prior to that, Pajari test instruments were used, which provided azimuth and dip orientations. Sperry Sun multi-shot instruments were used on deep (> 300 metre holes) for a period from the early 1980s to the late 1990s. Pre-1980 and into the 1990s, drill hole inclination was derived using “acid tests”. This type of testing has been replaced by Reflex electronic compass single-shot surveys.

Downhole surveying on both complexes (since 2006) utilizes a combination of testing equipment that can include Reflex, Maxibor and north-seeking gyro, depending on the depth of the drill holes.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

Core sampling practices have varied between predecessor companies and over time. Typically, historic core sampling has targeted mineralized zones with additional bracket samples taken in waste rock. Current practice has changed, with some exceptions, to sampling the entire drill hole. Presently a high percentage of core sent out for assaying is whole core. A certain amount of core is cut and retained. This core in recent years has been from select deep high grade zone drilling and surface drilling.

At Red Lake Complex, sampling honored lithological and mineralized zone boundaries. Typical sample lengths were 90 centimetres for un-mineralized intervals, 60 centimetres or less for mineralized intervals, and 30 centimetres intervals for visible gold, though samples were taken on shorter intervals that directly corresponded to very narrow, high-grade mineralized structures.

Until 1999 at the Campbell Complex, sample lengths were typically in the 0.6–1.0 metres range, and usually shorter in the higher-grade sections. Low-grade rock and waste were typically sampled over 0.6–1.5 metres lengths, averaging 0.67 metres. High-grade sections were sampled over 15 centimetres to 60 centimetres intervals for BQ and NQ core, and 0.90 metres for smaller AQ/AQTK core, except where significant geological differences were present, these normally being narrow, high-grade occurrences.

For production purposes, chip sampling is performed on a blast-by-blast basis by the production geology team, while muck sampling is done by the miner during the mucking process. Muck samples are used to provide a general guide and back-up information for day to day operation, while test holes are required to ascertain that no mineralization is missed in the walls of the stope.

Historically a specific gravity of 2.91 (11.0 cubic feet per short ton) has been used at the Red Lake Complex. A specific gravity of 2.98, developed from composite averages, is used for the HGZ. During completion of the resource estimation on the Cochenour Complex, a specific gravity of 2.91 was used for all zones except the Western Discovery Zone.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Given the long production history, a number of laboratories have been used in support of operations.

Core drill and underground samples were analysed by a combination of independent laboratories and the Red Lake and Campbell Complex run-of-mine laboratories, using industry-standard methods for gold analysis. In general, exploration and infill core programs were analysed by independent laboratories using industry-standard methods for gold analysis from 2001. Current run-of-mine sampling is performed by the mine laboratory, which is operated independently of Goldcorp. Historically, the Campbell and Red Lake run-of-mine laboratories primarily performed day to day assays for mining operational purposes; however, exploration core has also been processed through the laboratories. Neither laboratory has held International Organization for Standardization (“ISO”) accreditation. All remaining laboratories used for analytical data have held ISO certifications since 2001; it is not known what certification was held prior to that date.

Sample preparation for exploration and run-of-mine samples consists of drying as required, crushing, and selection of a sub-split that is then pulverized to produce a pulp sample sufficient for analytical purposes. Production samples and drill core are kept separate in the mine site laboratories to reduce the risk of contamination. The sample preparation procedure is in line with industry-standard methods for gold deposits that have coarse visible gold and a high nugget effect.

Samples are typically analyzed using fire assay with a gravimetric or atomic absorption finish, depending on the anticipated grade of the sample. In 2010, selected exploration drill core samples were submitted for inductively-coupled plasma analysis as well as the regular fire assay/atomic absorption/gravimetric analysis. A certain percentage of the samples were also selected for pulp metallic analysis.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

There is limited information available on the quality assurance and quality control (“QA/QC”) employed for the earlier drill programs; however, sufficient programs of reanalysis have been performed that the data can be accepted for use in estimation. Our drill programs since 2006 on the Red Lake and Campbell Complexes have included insertion of blank and standard reference material (SRM) samples. Submission of QA/QC samples was initiated for the Cochenour Complex in 2010, and comprises submission of SRM and blank materials.

Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database. Data are also verified against the original hard copy monthly reports, as well as in other software packages. Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards.

Drill core sample security is maintained at the Red Lake–Campbell Complex and the Cochenour Complex through supervision of transport of the core from the underground/surface drill or sample site, through to the logging facility and to the in-house or external assay laboratories. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The quality of the gold analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

A number of data verification programs and audits have been performed at Red Lake Mines over recent history by independent consultants in support of technical reports and by our personnel in support of mining studies. We have also performed our own internal validations. Data verification checks were performed as follows:

• Micon International Limited (2004, 2006): Micon staff reviewed available data in support of technical reports prepared in 2004 and 2006 for Exall/Southern Ventures; no material biases or errors noted;

• Watts, Griffis, and McOuat (2005, 2007): reviewed the QA/QC program and the logging and sampling/assaying procedures; concluded at the time of each audit that the database was in good order and that the procedures were to industry standards; and

• Goldcorp (2006 to date): database validation checks, laboratory inspections; no material biases or errors noted.

A reasonable level of verification has been completed, and no material issues have been left unidentified from the programs undertaken. Data verification programs completed on the data collected adequately support the geological interpretations, and the quality of the analyses and the analytical database, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Mineral Processing and Metallurgical Testing

Over the project history, a significant number of metallurgical studies and accompanying laboratory-scale and/or pilot plant testwork have been completed. Studies included mineralogical studies, grindability and comminution testwork, bench and pilot plant flotation tests, thickener tests and reagent testwork.

Programs were sufficient to establish the optimal processing routes for the Red Lake–Campbell ores, were performed on mineralization that was typical of the deposits, and supported estimation of recovery factors for the various ore types.

Testwork to date on the Cochenour Complex mineralization indicates three distinct mineralization types. All three mineralization types can be treated in the current Campbell process plant, but the plant may have to be modified or expanded, depending on how much each zone contributes to the mill feed, to handle the larger amount of sulphide content that could significantly tax the current autoclave and leaching circuits. The Bond work index determinations showed that the Bruce Channel mineralization hardness can be described as moderate to moderately soft. Therefore the mineralized material should be readily processed in the existing grinding circuit at the Campbell Complex. Relatively poor leach-only recoveries indicated that a refractory ore treatment process (autoclave) is required to achieve reasonable overall gold recovery. The much higher sulphur and arsenic grades within the Cochenour Complex mineralization will result in significantly higher concentrate production levels, up to twice as much as the current Campbell Complex levels.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the gold Mineral Reserve estimations for Red Lake Mines as of December 31, 2015:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)(7)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
Proven	1.24	12.84	0.51
Probable	5.86	8.31	1.57
Proven + Probable	7.10	9.10	2.08

(1)

Mineral Reserves for the Red Lake Mines set out in the table above have been prepared under the supervision of Stephane Blais, P.Eng., Technical Services Director, Engineering, at Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves, and are based on the CIM Definition Standards.

(2)

Mineral Reserves are estimated using a gold price of US$1,100 per ounce and a US$ exchange rate of C$1.20. These assume processing costs of $39.79 per tonne, mining operating costs of $209.51 per tonne and general and administrative (“G&A”) costs of $37.58 per tonne, for a total life-of-mine estimated operating cost of $286.88 per tonne.

(3)	The estimated metallurgical recovery rate is 96% for the operation as a whole.
(4)

All decisions for inclusion or exclusion of material as Mineral Reserves are based on a detailed assessment of costs versus revenues. A global cut-off grade was calculated to be 8.4 g/t. Individual cut-off grades were used for design purposes and are dependent on mining method and area. The follow cut-off grades were used: long-hole low cost: 6 g/t gold; long-hole higher cost: 6.4 g/t gold; and cut-and-fill: 17 g/t gold.

(5)

Mineral Reserves are constrained within mineable shapes, with varying mining widths that vary from 2.4 to 10.7 metres, depending on the geometry of the ore body and mining method used. The operations use 100% mine recovery for scheduling the life-of-mine plan Mineral Reserves.

(6)	Numbers may not add up due to rounding.
(7)	To date, no Mineral Reserves have been established for the Cochenour Deposit.

The following table sets forth the gold Mineral Resource estimation for Red Lake Mines as of December 31, 2015:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)(6)(7)

(excluding Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
	Measured	1.24	21.88	0.87
Red Lake Mines	Indicated	2.48	17.60	1.40
	Measured + Indicated	3.71	19.02	2.27
	Inferred	3.45	19.86	2.20

	Measured	—	—	—
Cochenour Deposit (5)	Indicated	—	—	—
	Measured + Indicated	—	—	—
	Inferred	4.16	16.36	2.19

(1)

The Mineral Resources for Red Lake Mines set out in the table above have been prepared under the supervision of Chris Osiowy, P.Geo. Manager of Exploration, Regional Exploration Geology at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources for Cochenour Deposit set out in the table above have been reviewed and approved by Gil Lawson, P.Eng, Vice President of Geology and Mine Planning, Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Based on a gold price of $1,300 per ounce and a US$ exchange rate of C$1.20.
(4)

Mineral Resources are reported using variable cut-off grades depending on the mineralization type and zone. The mineral resource cut-off grade averages 8.33 g/t. The in-situ block model has been diluted to minimum horizontal widths of 1.2 metres in the HGZ and 2.0 metres in all other zones. Dilution is assigned zero grade.

(5)	The Inferred Mineral Resources for the Cochenour Deposit are estimated using a top cap grade of 70 grams to 200 g/t gold depending on the geology and zone, and a cut-off grade of 6.00 g/t gold.
(6)	Mineral Resources for Red Lake-Campbell Complex are estimated using 96% metallurgical recovery, and 90% metallurgical recovery for Cochenour Complex.
(7)	Numbers may not add up due to rounding.

Environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints have been taken into account. The Mineral Reserves are acceptable to support mine planning. Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include: commodity price and exchange rate assumptions used; rock mechanics (geotechnical) constraints; geological complexity; and maintaining constant underground access to all working areas.

Mining Operations

Red Lake Mines consists of a single underground operating mine (Red Lake and Campbell Complexes) and an advanced underground exploration program (Cochenour). Mining consists of: longhole, mechanized underhand or overhand cut and fill techniques and development mining methods. Mined areas are routinely paste filled to maintain overall stability. In 2016, Red Lake Mines expects to produce 1,930 tonnes per day of which 82% is expected be sourced from the Red Lake Complex and 18% is expected to be sourced from the Campbell Complex. Production forecasts are expected to be achievable with the current equipment and plant, and replacements have been acceptably scheduled.

There is also potential to extend the mine life if some or all of the Inferred Mineral Resources identified within the life-of-mine (“LOM”) production plan can be upgraded to higher confidence Mineral Resource categories. Mineralization remains open at depth.

Mining is carried out in Red Lake Mines using a combination of long hole, mechanized underhand or overhand cut-and-fill techniques, which allows greater ore extraction while generating minimal dilution. Stope sequencing is carefully analyzed and adapted to surrounding conditions to alleviate seismic activity induced by mining. Stope sequencing is based on an amalgamation of elastic/plastic stress modelling, seismic system data analysis and underground observations. Once mining blocks or lifts are completed, waste rock fill, paste fill, or a combination of both, is employed to fill the open excavation.

Mineral Resources classified as either Indicated or Measured are considered during conversion to Mineral Reserves. The requirements for Mineral Resources to be converted to Mineral Reserves are: only Measured and Indicated Mineral Resources can be included, dilution is included and Mineral Reserves are supported by an economic mine plan.

As part of day-to-day operations, we will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the mine plan. Alternative scenarios and reviews can be based on ongoing or future mining considerations, evaluation of different potential input factors, assumptions and corporate directives.

Processing and Recovery Operations

Campbell Complex

At the Campbell Complex, conventional crushing and grinding is followed by gravity concentration to recover free-milling gold. Refractory gold, finely disseminated in the arsenopyrite and pyrite matrix, is recovered by flotation followed by pressure oxidation, neutralization and carbon-in-leach. This stream joins the non-refractory flotation tails and is recovered by cyanidation/carbon-in-pulp (“CIP”) processing. The plant nominal capacity is 1,800 tonnes per day and the average process plant recovery is 94.5%.

Tailing can either be discharged to the tailing management area, or sent underground by piston pump for use as backfill as a paste. Cement and flyash is added to the paste and the paste fill is used to stabilize mined out openings in the Campbell Complex.

Red Lake Complex

Process facilities at the Red Lake Complex consist of three separate plants: the crushing plant; processing plant; and paste fill plant. Commercial production from the facilities began on January 1, 2001. The plant nominal capacity is 1,250 tonnes per day and the average process plant recovery is 97.0%.

The crushing plant is a two-stage process which reduces underground ore from about 30 centimetres to 1 centimetres. Underground ore from a coarse ore bin is fed to a jaw crusher and sizing screen. Screen oversize is crushed in a cone crusher and screen undersize is conveyed into a fine ore bin as plant feed material.

Unit operations in the processing plant include grinding, gravity concentrating, cyanidation, CIP, carbon elution and reactivation, electrowinning, bullion smelting/refining, cyanide destruction, flotation, and concentrate handling. Coarse gold is recovered from the ore via the gravity concentrating circuit. A portion of the ground slurry from the ball mill is fed to two Knelson concentrators which produce a gravity concentrate that is upgraded on a Diester table to a concentration of approximately 75% gold, and directly smelted into bullion. Bullion is then shipped to a refinery for later sale into the spot market. The Red Lake Complex processing plant also employs a typical sulphide flotation circuit generating a bulk sulphide concentrate. This concentrate is pumped as slurry to the Campbell Complex for processing in the autoclave.

Infrastructure, Permitting and Compliance Activities

Mining activities are conducted in and about the Municipality of Red Lake and are located near established power and road infrastructure. Local businesses offer most goods and services required for mineral exploration and development. Additional supplies can be sourced as needed from Thunder Bay, Winnipeg and Toronto. Together with multiple shaft accesses to the underground workings, we maintain administrative, technical, operations support, and processing facilities on the active sites. There are modern camp facilities to maintain the required permanent workforce for operations and construction.

Potable water is supplied by the municipality and paid for on a usage basis. Process water is taken from Balmer Lake and Sandy Bay. Power is supplied through Hydro One via the E2R radial line. Diesel-powered generators provide temporary emergency power in the event of a main electrical disruption to allow the mine site to maintain basic services. Waste rock is stored in designated areas at both the Red Lake and Campbell Complexes. The waste pads are located in a historic tailings area east of the site at the Red Lake Complex and on the northeast side of the main tailings pond at the Campbell Complex. The tailings storage facilities at the Campbell and Red Lake Complexes are currently permitted for dam raises that will provide storage to 2020 and 2019, respectively.

Environmental permits are required by various Federal, Provincial, and municipal agencies, and are in place for project operations. Red Lake Mines maintains a list of active environmental permits covering operation of the Campbell and Red Lake Complexes and Balmer Assemblage. We hold the appropriate permits under local, provincial, and Federal laws to allow current exploration activity and mining operations. No new permits are currently required, but existing permit amendments are required from time to time, and in 2016, applications for amendments may be made for tailings management area upgrades (i.e. dam raises), air/noise permits, permit to take water renewals, and exploration permitting. Permit amendments are routinely applied for and obtained to accurately reflect ongoing operational needs of the mining facilities.

The environmental management system and environmental and social management plans were developed in accordance with the appropriate Canadian regulations.

Arsenic remains a focus in most environmental programs for all project operations. Arsenopyrite is a main element in the local geology, contained in ore and waste rock and requires specific management in environmental programs.

Waste rock and ore are routinely sampled for acid rock drainage potential as per the internal programs for acid rock drainage and metal leaching. Since there are no significant acid rock drainage issues related to the waste and ore from the Campbell and Red Lake Complexes and Balmer Assemblage, waste rock materials can be used for construction purposes.

Active tailings facilities for the operations were designed by third-party consultants. Annual geotechnical and facility inspections are conducted by these firms. In addition, engineering assessments and investigations to enhance tails storage strategies are performed as required.

Water treatment processes are in place at both milling/tailings facilities to address the destruction of cyanide and metals in solution. Both the Campbell and Red Lake operations utilize passive wetland treatment technologies to assist with the reduction of ammonia from mining and milling processes. All effluent discharges to the environment are in compliance with all applicable laws.

Long-term development of site-specific water quality objectives for closure, the Campbell Complex West Dam groundwater program, and the long term stabilization of underground arsenic storage facilities continue to be the focus of ongoing research and closure planning.

The mining complexes are situated on the edges of the Red Lake district communities which make them a part of the community landscapes. Given these proximities, operational and environmental considerations are paramount, as are our commitments to social, cultural, and community support. We currently have representation on various local organizations such as the local municipal planning boards, hospital boards, economic development board, and maintains an open dialogue with the community.

Capital and Operating Costs

Capital cost estimates are based on experience gained from current operations, 2016 budget data, and quotes received from manufacturers during 2015. Capital cost estimates include funding for infrastructure, mobile equipment replacement, development, drilling, and permitting as well as miscellaneous expenditures required to maintain production. Infrastructure requirements are incorporated in the estimates as appropriate. Mobile equipment is scheduled for replacement when operating hours reach threshold limits. Sustaining capital costs reflect current price trends. The remaining life-of-mine capital expenditure is estimated at $202.6 million.

Area	Life-of-Mine ($ million)

Sustaining	202.6

Expansionary	—
Total	202.6

Operating cost estimates are based on actual historical data and include adjustments to reflect market conditions. The estimated average annual operating cost is $286.88 per tonne, consisting of $39.79 per tonne for processing, $209.51 per tonne for mining, and $37.58 per tonne for G&A.

Area	Life-of-Mine ($ per tonne)

Process Plant	39.79

Mining Operations	209.51

General & Administration	37.58
Total	286.88

Exploration, Development and Production

Red Lake and Campbell Complexes

Horizontal development in 2016 is planned for both the Red Lake and Campbell Complexes at a combined rate of 20.8 metres per kilo-tonne of ore, with an additional one metre per kilo-tonne of vertical development. During 2015, the main HGZ haulage ramp was deepened and reached a depth of 2,360 metres below surface. Connection drifts were driven on the 14 level and the 23 level, joining the two complexes to provide additional access and egress flexibility. In 2016, the focus will be on development to NXT and expansion of URL, Far East and PLM zones to access the ore and for further delineation.

Mine exploration drilling in 2015 focused on the HGZ extensions, NXT, the R Zone, the Far East and PLM Zone. Exploration on the HGZ and NXT was carried out from the 4990 connection drift located 2,200 metres below surface. This connection drift allowed for better access and further drilling of the NXT and HGZ during 2015. Exploration of the R Zone was carried out from the 36 level exploration drift (Campbell access) as well as the 41 and 47 levels (Red Lake Complex). During 2015, two exploration drifts, located on the 41 level (Red Lake) and 36 level (Campbell), were completed for further R Zone development. These drifts provided expanded drilling platforms during the end of 2015 and will be utilized during 2016. Exploration at the Far East during 2015 was focused on increasing the confidence of known mineralized zones as well as exploring for potential extensions of gold bearing structures. Further drilling will take place during 2016.

Cochenour Complex

Cochenour shaft expansion and the Red Lake-Cochenour haulage drift are intensive capital projects that have provided access to the new Cochenour Deposit. Construction of a five-kilometre haulage drift to connect the Cochenour Complex with the Campbell Complex on the 36 level (1,645 metres below surface) was completed by the end of 2014. During 2015, the Footwall Zone and the Upper Main Zone were accessed via drifting and ramping from 36 level and the deposit was developed and sampled in 2015. The main ramp incline development up from the Red Lake-Cochenour haulage drift toward the shaft bottom level continued advancing in 2015.

The Cochenour shaft established to 34 level provides access for exploration of the upper deposits. The Main downcast ventilation fan installations on surface at the Cochenour shaft was commissioned early in 2015.

At Cochenour Complex, the project focus changed in 2015 to further define the geological complexity and changes to the orientation of the deposit. From the haulage drift an internal ventilation raise was completed that doubled the ventilation to the lower levels. Development concentrated on advancement of three preliminary stope-levels. At Upper Cochenour development concluded on the decline to 3,990 level. Two explorations drifts were established as drill platforms on the hanging wall and foot wall.

During 2015, the focus of exploration was on drilling and development to increase the level of confidence in interpreting the deposit. Drilling continued from both the haulage drift and from the 3,990 level with up to 13 drills, totalling 163,672 metres. Initial sill development, along with definition drilling and drift mapping has shown geologic complexity and changes in the orientation of the mineralized structures. Exploration and development continue at Cochenour Complex to increase the understanding of the deposit.

H.G. Young

In 2015, an exploration drift was developed on the 14 level to provide a new drilling platform to test the H.G. Young structures from underground. During the year, a total of 174,312 metres was drilled from both surface and underground. Surface drilling was focused on step out drilling to define the footprint of the mineralization and the underground drilling was focused on testing the down dip potential of the structures. Drilling will continue from both surface and underground in 2016.

In 2016, Red Lake Mines is expected to produce 1,930 tonnes per day of which 82% is expected be sourced from the Red Lake Complex and 18% is expected to be sourced from the Campbell Complex. Production forecasts are expected to be achievable with the current equipment and plant, and replacements have been acceptably scheduled. Gold production guidance for 2016 is expected to range from 300,000 to 330,000 ounces. See “Risk Factors – Estimates of Future Production”.

Éléonore Mine, Canada

The Éléonore Mine, wholly-owned by Goldcorp and located in northern Québec, is one of the largest underground mines in Canada and a cornerstone of our portfolio.

The scientific and technical information included in the following section has been derived from the technical report entitled Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report (the “Éléonore Report”) dated effective December 31, 2015 prepared by Christine Beausoleil, P.Geo., Denis Fleury, P.Eng., Andy Fortin, P.Eng., and Luc Joncas, P.Eng., each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Éléonore Mine is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada. The Éléonore Mine is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montréal. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore Mine. The Sarcelle station can be reached via a 40 kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases are transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

The Éléonore Mine comprises 369 contiguous claims totalling 19,274 hectares. The claims are 100% owned by Les Mines Opinaca Ltée (“Opinaca”). We purchased a block of four claims totalling 208 hectares located in the central area of the property in 2011 through an agreement with Wemindji Exploration. The Éléonore Mine hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca Reservoir. Claims are map-staked and not surveyed on the ground and are valid for a two-year period and can be renewed every two years, subject to payment of renewal fees and minimum exploration work requirements. The 284-hectare mining lease covering the Roberto deposit was signed by the Minister of Natural Resources of Québec on February 21, 2014.

The Éléonore Mine is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Québec government and subject to the James Bay and Northern Québec Agreement. Surface leases were obtained from the Ministry of Natural Resources for all infrastructures planned for the Éléonore Mine.

A royalty payable on production from the Éléonore Mine to Osisko Gold Royalties Ltd. is set at 2.20% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.5%. The royalty is applicable to the entire Éléonore Mine. The royalty payable in each period is adjusted up or down by an amount ranging between zero and 10%, depending on the gold price in effect during that period. We also make an annual payment to the Cree Nation under the terms of the confidential Opinagow Collaboration Agreement dated February 21, 2011 between Goldcorp, the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Nation Government.

The Éléonore Mine currently holds all required permits to operate including environmental permits.

History

The first recorded exploration in the Éléonore Mine area was by Noranda Inc. (“Noranda”), in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. In 2001, Osisko Mining Corporation (“Osisko”) completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralized corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

From June to August 2004, additional trenching was performed on the Roberto Zone. Osisko commenced core drilling in September 2005 and by November 2005 a total of 247 core holes had been drilled. Drilling completed by Osisko successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the north shore of Ell Lake as well as to the south.

We reached an agreement to acquire the Éléonore Mine with Osisko in November 2005. We took control of the Éléonore Mine on March 31, 2006. Since the acquisition, we have performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, geological modelling and Mineral Resource estimation.

Geological Setting, Mineralization and Deposit Types

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Subprovince and the La Grande Subprovince. The contact between the two subprovinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other subprovince.

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures.

The “S-shaped” La Grande Subprovince surrounds the Opinaca Subprovince on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Subprovince is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano-sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Subprovince. The Éléonore Mine is overlain by rocks of the Eastmain Group of the La Grande Subprovince. At its base, the Eastmain Group consists of the Bernou Formation and the Kasak Formation, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Subprovince and are oriented north–south, east–west, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Subprovince, faults and shear zones are mainly located along fold limbs.

The Éléonore Mine straddles the contact between the Opinaca and La Grande Subprovinces. The contact is located in the northeast corner of the property along a north-westerly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Mine is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Subprovinces of the Superior Province. Rock units from the Opinaca Subprovince occur in the north-eastern corner of the Éléonore Mine area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a north-westerly direction evolving to an east–west grain toward the east part of the Éléonore Mine area.

Rock units belonging to the La Grande Subprovince comprise most of the Project area west of the contact and host the Roberto deposit. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 kilometres long crescent shape of the deposit is the result of F2 folding. To date, mineralization has been intersected to a vertical depth of 1,400 metres. Gold-bearing zones are generally 5–6 metres in true thicknesses, varying from 2 metres to more than 20 metres locally. All zones are remaining open at depth.

Information from production drilling and underground mapping has shown that folding in the southern area edge of the main shoot is tighter than previously interpreted. The closed folding that has resulted in increased mining dilution during 2015 appears to be limited to within a 50 metre corridor.

The numerous subparallel mineralized zones are characterized by gold-bearing quartz–dravite–arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones. Sulphide concentrations within the auriferous zones vary from 2% to 5%, with the main sulphides being arsenopyrite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

The knowledge of the deposit setting and lithologies, and of the mineralization style and its structural and alteration controls, is sufficient to support Mineral Resource and Mineral Reserve estimation. Mineralization style and setting of the Project deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

Exploration

Exploration in support of mine development has included prospecting, gridding, mapping, ground induced polarization and magnetic surveys, a Hummingbird electromagnetic survey, grab and rock chip sampling, soil sampling, trench and channel sampling, core drilling, metallurgical test work, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and technical studies. The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Éléonore Mine. The exploration and research work supports the interpretations of genesis and mineralization, and the data obtained to date with exploration is reliable. There is considerable remaining exploration potential in the vicinity of the current mining operations and the region.

The main focus of the exploration activities have been to advance the Roberto deposit to a development decision, and therefore the greater Éléonore Mine operations area outside the area now incorporated in the mining licence has not been subject to significant exploration work in the last seven years. However, high-quality exploration targets exist, both near the Roberto deposit and on other parts of the concession, and these warrant further investigation.

Drilling

As at December 31, 2015, a total of 940,516 metres has been drilled in 4,613 core holes on the property since 2004. Of these, a total of 351 holes (105,635 metres) were completed by Osisko and 4,262 holes (834,881 metres) by Goldcorp.

All core holes were drilled on sections spaced approximately 25 metres apart in most parts of the deposit. Drill hole spacing of 25 metres by 25 metres occurs over the bulk of the orebody to a depth of approximately 1,100 metres below surface. Below 1,100 metres, down to approximately 1,200 metres, a core hole spacing of 100 metres by 100 metres is usually observed. Only a few drill holes have been drilled below 1,200 metres. The deeper boreholes intersected the mineralized horizons at a depth of approximately 1,400 metres below surface. For definition drilling, drill hole spacing is generally 12.5 metres by 12.5 metres inside the existing 25 metre drill spacing, as permitted by the mine development schedule.

Standardized logging forms and geological legends were developed for the project. Geotechnical logs were completed in sequence prior to geological logging. Geological logging used standard procedures and collected information on mineralization, lithological breaks, alteration boundaries, and major structures. All drill core is photographed. Core recovery is acceptable for all drill programs.

Upon completion of a hole, surface drill hole collars were surveyed using a differential GPS instrument by a registered surveyor. Underground drill holes are surveyed using a Leica TS15 robotized station.

Downhole surveys were carried out by the drill contractor for dip and deviation using a Reflex instrument.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 metres and 1.25 metres. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

Specific gravity data were collected by our workforce. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the deposit and across the various rock types.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Exploration and infill core samples were analyzed by independent laboratories using industry-standard methods for gold analysis. A number of different laboratories have been used. Since April 2014, exploration and infill sample preparation and assay are performed by Accurassay Laboratories Inc. in Rouyn-Noranda, Québec, which is accredited for ISO 17025 and independent of us. Our in-house laboratory started operation in February 2014 and begin to process muck, chips and definition drilling samples at a rate of 180 samples per day. Overflow and other production samples were sent to ALS Laboratories (“ALS”). Between January 2007 and April 2014, ALS in Val-d’Or in Quebec was the primary laboratory, and holds ISO 17025 and 9001/2008 certifications and independent of us.

Metallurgical testwork has been done at a number of laboratories, but was primarily performed by SGS Laboratories. Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all Osisko and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

ALS sample preparation comprised drying and crushing to 70 to 90% passing 2 millimetres and pulverizing to 85% passing 75 micrometres. Gold assays were performed by standard fire assay with an atomic absorption spectroscopy finish. For assay results equal or above 3.0 g/t gold, samples are re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of 10 g/t gold and a detection limit of 0.01 g/t gold for atomic absorption spectroscopy analyses. No other elements were routinely requested for assay.

Sample preparation at the internal laboratory consists of crushing to 75% <10 mesh and pulverising to 85% passing 200 mesh. Gold assays are performed by using a 30 g fire assay with a microwave plasma–atomic emission spectrometry finish. For assay results above 34.0 g/t gold, samples are re-assayed with a gravimetric finish. The internal laboratory reports an upper limit of 34 g/t gold and a detection limit of 0.001 g/t gold for microwave plasma–atomic emission spectrometry analyses.

Accurassay sample preparation procedure consisted of drying and crushing to 85% <10 mesh, followed by pulverizing to 85% passing <200 mesh. Gold assays are performed by standard fire assay with an atomic absorption spectroscopy finish. Accurassay reports an upper limit of 10 g/t gold and a detection limit of 0.01 g/t for atomic absorption spectroscopy analyses. No other elements are routinely assayed.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

Osisko and Goldcorp maintained a QA/QC program for the project. This comprised the submission of analytical SRMs, duplicates and blanks. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified by the QA/QC programs.

The results of the QA/QC programs did not indicate any problems with the analytical programs. Accordingly, we have concluded that the drill core gold analyses are acceptably accurate and precise to support Mineral Resource and Mineral Reserve estimation.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The quality of the gold analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Processing and Metallurgical Testing

Extensive metallurgical studies were carried out on samples taken from the various Éléonore Mine ore zones. Most of the metallurgical testwork was completed during 2006–2010 as part of engineering studies. Additional paste backfill testing was performed in 2013. Further testwork was conducted in 2015 to investigate the recovery issues experienced during ramp-up.

Assumed life-of-mine gold recovery assumptions are based on appropriate testwork, and should average between 93 and 93.5% over the life-of-mine; however during the ramp-up period, we have elected to use a weighted average metallurgical recovery of 92.5% for the current life-of-mine plan.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the gold Mineral Reserve estimations for the Éléonore Mine as of December 31, 2015:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
Proven	4.17	6.49	0.87
Probable	24.15	5.76	4.48
Proven + Probable	28.32	5.87	5.35

(1)

The Mineral Reserves for the Éléonore Mine set out in the table above have been prepared under the supervision of Denis Fleury, P.Eng., Mining Engineer at Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards. Proven Mineral Reserves include stockpile material.

(2)	Based on a gold price of $1,100 per ounce, an economic function that includes variable operating costs and metallurgical recovery of 92.5%, and a US$ exchange rate of C$1.20.
(3)	Global cut-off grade of 3.17 g/t. Total average US$ operating costs are $100.40 per tonne (mining: $45.60 per tonne; processing: $31.20 per tonne; G&A: $23.60 per tonne).
(4)

An overall dilution of 10% is applied to the stopes using the grade of the adjacent material when assayed or a value of zero when not assayed. An additional 10% dilution is added to areas with more complex and folded veining, which comprises approximately 10% of the resource.

(5)	Mineral Reserves take into account a 95% mining recovery.
(6)	Numbers may not add up due to rounding.

Factors that can affect the Mineral Reserve estimates are: geological complexity causing under estimation of dilution; low recovery at the mill because of a possible change in the hardness of the rock or mineralogical characteristics; more water infiltration from the surface or underground than expected; in situ stress in the rock; rock burst; deviations in drill holes necessary to support production may cause more dilution; paste backfill strength; stope dilution and recovery factors that are based on assumptions that will be reviewed after mining experience; stope stability is also an important factor with some stopes having considerable span and thickness; and changes in commodity price and exchange rate assumptions.

The following table sets forth the gold Mineral Resource estimations for the Éléonore Mine as of December 31, 2015:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)(6)(7)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Grade (g/t)	Contained Metal (millions of ounces)
Measured	0.94	6.84	0.21
Indicated	3.65	5.14	0.60
Measured + Indicated	4.58	5.49	0.81
Inferred	9.97	7.11	2.28

(1)

The Mineral Resources for the Éléonore Mine set out in the table above have been prepared under the supervision of Christine Beausoleil, P.Geo., Director of Exploration at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	A minimum true thickness of 2.5 metres was applied for all Mineral Resource estimates, using the grade of the adjacent material when assayed or a value of zero when not assayed.
(4)

A top cut varying from 30 g/t and 100 g/t (6.5 g/t for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using Ordinary Kriging and ID3 methods, and was based on 2 metre composites within a block model made of 5 metre long x 5 metre wide x 5 metre high blocks. Average specific gravity is 2.77 grams per cubic metre.

(5)

Mineral Resources are reported using a 2.8 g/t gold cut-off grade, which is based on assumptions of a $1,300 per ounce gold price, long-hole stoping underground mining methods, an exchange rate of C$/US$1.20, a life-of-mine metallurgical recovery of 92.5%, and a total mining cost of $100.42 per tonne (comprising the following cost: mining: $45.60 per tonne; processing: $31.22 per tonne; G&A: $23.60 per tonne).

(6)	Numbers may not add up due to rounding.

Diamond drilling is underway on the Éléonore Mine to convert the actual and growing Inferred Mineral Resources to Indicated Mineral Resources and if the program is proved successful and grade consistent with actual resource, it is possible that this work could increase the Mineral Reserves.

Key areas of uncertainty that may materially impact the Mineral Resource estimate include: geological complexity including folding and faulting of vein material between drill hole intercepts; commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints.

Mining Operations

Open stope mining (down-hole drilling) and longitudinal retreat with consolidated backfill (paste backfill mixed with crushed waste rock) is utilized. A transverse open stope approach is used where the mineralized lenses are wider than 7 metres.

For mine scheduling purposes, the vertical extent of the orebody is subdivided into two parts: the upper part of the orebody located between 65 metres and 650 metres below surface (Upper Mine), and the lower part of the orebody located between 650 metres and 1,190 metres below surface (Lower Mine). Dividing the orebody into two parts has accelerated the production start-up.

Mining started from the 440 metre level and the 650 metre level. Production will be at the nominal rate of 5,000 tonnes per day with four mining horizons starting on the 230 metre level, 440 metre level, 650 metre level and 800 metre level. Based on the ground conditions encountered during the proposed exploration program and hydrogeological investigations, a third mining front may be subsequently started on the 230 metre level. At this stage, it is expected that all the ore and waste of horizon 1 (65 metre level to 230 metre level) will be trucked to the surface; the ore and waste of horizons 2, 3 and 4 (230 metre level to 800 metre level) will be either dumped down an ore pass or trucked to the 650 metre level and hoisted by the exploration shaft.

Studies to increase and sustain the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has a 12-year mine life. The mine plan is under evaluation for including the mining of the zone above 55 metres below surface (crown pillar recovery project), however economics do not currently support including this into mineral reserves.

One production shaft and one surface decline are progressing well, while the exploration shaft (Gaumond shaft) has been completed to a depth of 715 metres.

The ramp is currently used as the air exhaust and will continue to do so when completed. The main ventilation raise is the Gaumond shaft. From the shaft, the air is distributed into two internal ventilation raises, one located in the North Zone and one in the South Zone, each of which will bring fresh air to work places. Currently, ventilation on demand is partly operational, and once completed it will help to reduce this preliminary estimation.

The permanent pumping system is designed to be upgradable depending of the total water infiltration in the mine and also the mine plan. The system is designed to pump dirty water to the stations above and finally reach the surface. It consists of two main pumping stations (on the 400 metre level and 650 metre level).

Stope widths vary between 2.5 metres and 20 metres. Stopes have a maximum length of 25 metres, and can reach a height of 30 metres. Ground support consists of various combinations of rebar bolts, friction bolts, cables, screen and shotcrete depending on the rock quality and particular requirements of each heading.

Stopes are backfilled with paste fill. Unconsolidated backfill is used wherever is possible in order to avoid hoisting waste rock to the surface. The current paste backfill mixture consists of 70% mill tailings, 25% fine sulphide concentrate, and between 4% to 7% binder. The sulphide tailing concentration can be up to 25% without having effect on the paste strength. During 2015, 15% crushed waste was added to the fill, so the percentage of the mill tailings decreased.

A fully-mechanized mining equipment fleet is used. Equipment includes scoop trams, dump trucks, mine service and personnel vehicles, jumbo drills, bolting platforms, scissor lifts, land cruiser and forklifts.

There is potential to extend the mine life and potentially sustain the 7,000 tonnes per day throughput rate if some or all of the Inferred Mineral Resources identified within the life-of-mine production plan can be upgraded to higher confidence Mineral Resource categories, and eventually converted to Mineral Reserves. Mineralization remains open at depth, with the deepest drill hole encountering mineralization at 1,400 metre depth; the current mine plan extends to 1,190 metre depth.

As part of day-to-day operations, we continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

Processing and Recovery Operations

The mill is designed to operate at 7,000 tonnes per day (2.55 million tonnes (“Mt”) per year) for 365 days per year. The comminution circuit consists of three stages of crushing followed by a single stage of ball mill grinding. The primary crusher (jaw crusher), the secondary crusher (standard cone crusher) and the tertiary crushers are located at surface. Two short head cone crushers are needed to handle a 7,000 tonnes per day throughput. The fine-crushed ore is ground using a single-stage ball mill connected in a closed circuit with cyclones.

A portion of the cyclones underflow is be directed to a gravity concentration circuit consisting of a Knelson concentrator and an Acacia Reactor to recover liberated native gold.

Cyclone overflow (grinding circuit product) is directed to the flotation cells to separate the sulphides into a low-mass sulphur concentrate. A thickener controls the density of the flotation tail slurry. Flotation tails are leached with cyanide for 36 hours while going through five leach tanks. Flotation concentrate is thickened and reground so that 80% (P80) is smaller than 10 micrometres using a fine grinding mill; then it is pre-aerated with oxygen for 18 hours prior to being leached with cyanide for 48 hours in five additional leach tanks. The gold in solution is recovered in carousel CIP circuits (one for each leach circuit).

The carbon from each CIP circuit is stripped as required in a Zadra process, and the gold recovered from that final stage of the mineral processing circuit is poured into gold bars at regular intervals. The carbon is regenerated and returned to the CIP circuits for reuse.

The tails from each leaching circuit are detoxified in a conventional cyanide destruction circuit (SO2/Air), and then filtered. Finally, tailings can be added to the paste backfill. Non-sulphides tailings are stored in a covered shed before being transported by hauling truck to the tailings management facility.

The tailings facilities are completely lined, and all water touching the tailings is collected and treated. The exposed surface of the tailings is kept to a minimum, made possible by the choice of filtered tailings that allows for progressive reclamation. The tailings design envisages a storage capacity of 26 Mt.

Infrastructure, Permitting and Compliance Activities

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Mine on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. A 120 kilovolt overhead incoming transmission line with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers supports the mining operation.

For the Éléonore Mine operations, the major issues identified include the potential impacts on the environment, the proper management of tailings and waste water, access (roads, airports), social acceptability and management of the post-reclamation site. We are of the opinion that these issues have been addressed and mitigated through a combination of baseline data collection, appropriate engineering and project design studies, and public consultation. The Éléonore Mine operations currently hold all required permits to operate, including environmental permits.

The Éléonore Mine operations are located on traditional family territories of the Cree Nation of Wemindji, and within the Municipality of Eeyou–Isthee–James Bay. The Opinagow Collaboration Agreement was signed in February 2011.

Capital and Operating Costs

Capital and operating cost estimates were prepared by our workforce. Capital cost estimates are based on a combination of the latest mine construction data and budgetary numbers/quotes provided by suppliers, and experience with similar-sized operations. The total life-of-mine capital estimate is $514 million, comprising $416 million of sustaining capital and $98 million of expansionary capital.

Area	Life-of-Mine ($ million)

Sustaining	416

Expansionary	98
Total	514

Operating cost estimates are based on the 2015 LOM budget, which includes estimates from first principles for major items and allowances or estimates for minor costs. An average overall unit cost of $100.42 per tonne was estimated, comprising $31.22 per tonne for processing, including backfill and tailings treatment and transportation, $45.60 per tonne for mining, and $23.60 per tonne for G&A. Exploration expenditures are not included in the operating costs.

Area	Life-of-Mine ($ per tonne)

Process Plant	31.22

Mining Operations	45.60

G&A	23.60
Total	100.42

Exploration, Development and Production

The Gaumond exploration shaft has a nominal 4,000 tonnes per day ore-hoisting capacity, and a maximum hoisting capacity of 7,000 tonnes per day (20 hours per day). We are excavating a second shaft at Éléonore, which will have a nominal 8,500 tonnes per day hoisting capacity (17 hours per day) and is expected to be operational by the end of 2016. The objective is to transfer all of the ore handling systems to the production shaft once ore is produced from the lower mine.

The current plant is designed for an average throughput of 4,900 tonnes per day in 2016 with a ramp-up period from 2016 to mid-2018, to reach 7,000 tonnes per day, which is commensurate with the current Mineral Reserves. However, we have designed the plant to be able to expand to 7,000 tonnes per day earlier in the production mine life if sufficient Mineral Resources can be upgraded to Mineral Reserves.

Exploration drilling in 2016 will continue to target structures in the lower mine and the southern portion of the ore body to convert Mineral Resources to Mineral Reserves.

At the Éléonore Mine, our gold production guidance for 2016 is expected to be between 250,000 and 280,000 ounces. See “Risk Factors – Estimates of Future Production”.

LATIN AMERICA

Our properties in Latin America include the Peñasquito Mine, the Los Filos Mine, the Noche Buena Project, the Camino Rojo Project, the Marlin Mine, the Pueblo Viejo Mine (40% interest), the Cerro Negro Mine, the Corridor Project (50% interest), the Alumbrera Mine (37 1⁄2% interest) and the Cerro Blanco Project. The Peñasquito Mine, the Pueblo Viejo Mine and the Cerro Negro Mine, each described below, are considered to be material mineral properties to Goldcorp.

Peñasquito Mine, Mexico

The Peñasquito Mine, wholly-owned by Goldcorp, is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore.

The scientific and technical information included in the following section has been derived from the technical report entitled Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report (the “Peñasquito Report”) dated effective December 31, 2015 prepared by Daniel Redmond, P.Geo., Dr. Sally Goodman, P.Geo., Dr. Guillermo Pareja, P.Geo., and Andre De Ruijter, P.Eng., each of whom is a qualified person under NI 43-101.

Property Description, Location and Access

The Peñasquito Mine is wholly-owned by our subsidiary, Minera Peñasquito. Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas. The mine site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción Del Oro. There is an airport on site.

The Peñasquito Mine is comprised of 19 mining concessions (45,753 hectares), held in the name of Minera Peñasquito. Concessions were granted for durations of 50 years and a second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount. We hold additional tenure in the greater Peñasquito Mine area (within about 200 to 300 kilometres of the Peñasquito Mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos, as well as certain private owners. We have signed current land use agreements with all of the ejidos and the relevant private owners. Under current agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made.

A 2% net smelter return royalty is payable to Royal Gold, Inc. on production from both the Peñasco and Chile Colorado pits which constitute the Peñasquito Mine. Effective January 1, 2014, the Mexican Government passed a mining royalty that consists of a 7.5% mining royalty imposed on earnings before interest, tax, depreciation and amortization (EBITDA). There is also an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) effective January 1, 2014. In 2007, Silver Wheaton Corp. (“Silver Wheaton”) acquired 25% of the silver produced by the Peñasquito Mine over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine, where productions occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, heap leach, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared for the mine site. We hold the appropriate permits under local, state and federal laws to allow for mining operations.

History

The earliest recorded work in the Peñasquito Mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”), acquired initial title to the Peñasquito Mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100% interest in the Peñasquito Mine from Kennecott. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets. Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed core drilling into the Chile Colorado anomaly, but subsequently returned the property to Western Copper. From 2002 to 2009, Western Copper completed additional core and reverse circulation drill holes and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito Mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and we subsequently acquired the combined company in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed. Construction in the Peñasquito Mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Geological Setting, Mineralization and Deposit Types

Deposits currently mined within the Peñasquito Mine operations are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity.

The regional geology of the operations area is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a >2.5 kilometres thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000 metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 metre to 2,000 metre thick limestone sequence.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at Peñasquito. The pipes flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 900 metres by 800 metres immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 metres in diameter immediately below alluvium. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral calcite–pyrite alteration halo.

Manto-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. The mantos consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides.

Garnet skarn-hosted polymetallic mineralization has been identified at depth between the Peñasco and Brecha Azul diatremes. The skarn has horizontal dimensions of approximately 1,000 metres by 1,200 metres and is open at depth.

Exploration

Work undertaken included reconnaissance geological inspections, regional-scale geochemical and geophysical surveys (including gravity, controlled source audio frequency magnetollurics, reconnaissance induced polarization, scaler induced polarization, airborne radiometrics, magnetics and ground magnetics), rotary air blast, reverse circulation and core drilling.

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito Mine and support the genetic and geological interpretations.

Drilling

Drilling completed on the Peñasquito Mine area for the period 1994 to 2015 comprised 1,559 drill holes (783,881 metres). Drilling has focused on the exploration and delineation of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

In 2015, drill programs targeted deep skarn-hosted mineralization with 7 holes (10,534 metres), in-fill drilling at Peñasquito with 88 holes (32,186 metres) and exploration drilling of regional targets of 17 holes (9,530 metres).

Drill hole spacing is generally on 50 metre sections in the main deposits with tighter spacing for infill drilling in the Peñasco pit, spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area approximately 11 kilometres east–west by 7 kilometres north–south with the majority of drill holes concentrated in an area 2.1 kilometres east–west by 2.8 kilometres north–south.

Drill logs record deposit-specific information, including lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. From mid-2013, logs have been recorded electronically and are uploaded directly to the project database.

Drill traces were down-hole surveyed using a single shot, through the bit, survey instrument. All drill holes have been down-hole surveyed except 51 Western Silver reverse circulation drill holes and 11 of the 71 Kennecott drill holes. Use of a gyroscopic survey instrument began in 2012 when Silver State Survey was contracted. In the first 800 metres of any drill hole, Silver State Survey takes a measurement at 50 metre intervals and at the end of the drill hole.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during our exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Geotechnical Drilling

Geotechnical drilling in support of infrastructure locations were completed as follows:

•

Major Drilling Co., (Major): 2004: eight core holes completed in the area of the planned Chile Colorado pit and three core holes in the planned Peñasco pit area for a total 11 core holes (4,126 metres). Core holes were oriented at an angle of 60º to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level. Core orientation was accomplished using two independent methods: clay impression and a mechanical down-hole system referred to as Corientor™. Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock;

•

Estudios Especializados de Mecánica de Suelos, S.A. de C.V.: 2005: geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed;

•

Adviser Drilling, S.A. de C.V.: 2010: oriented core program with seven holes (3,014.17 metres) completed to provide information on the bedding orientations within the area planned for the Chile Colorado pit and identify structures that could affect the bench stability; and

•

Boart Longyear Drilling Services-Mexico and BDW: 2013: seven hole program (1,856.25 metres), which focused on obtaining information on the bedding orientations in the north of the Peñasco pit. The drill holes were sited to provide geotechnical information for pit phase designs and for support of potential modification of pit wall slope angles in selected pit sectors. A total of 68 laboratory triaxial tests of intact rocks were performed and 52 direct shear tests to estimate the unconfined strength of the intact rock. The rock quality designation model was updated with the recent drill information, and a total of 1,211 holes were used. A total of 1,348 holes and 13 geomechanical cells were used to construct a model of bedding orientation in the Caracol Formation

Metallurgical Drilling

Metallurgical drilling was first performed in 2003–2006, with 12 holes (3,853 metres) completed. Holes averaged 310 metres in depth. An additional 29 core holes were drilled in 2006–2012 (15,537 metres), which were typically 550 metres long. During 2013, 18 holes (9,156 metres) were completed, averaging 510 metres in length. There was no additional metallurgical drilling in 2015.

Geological and Geotechnical Logging

Logging of reverse circulation drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with data hand-entered into a database from the form. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity.

In July 2013, digital logging was implemented. Data are logged directly into acQuire using custom forms. Logs are stored on the mine server in an exploration database. Information now recorded includes lithology, alteration, minerals, structural features, oxidation description, and vein types.

Core was photographed; core photographs are retained on the mine data server. Video was recorded from drill collar to toe; these digital files are stored on hard discs.

Geotechnical logging for pit design purposes was typically completed at 3 metre intervals, and recorded on CDs. For site location purposes, geotechnical logging included sample descriptions, sample numbers and visual classifications based on the united soil classification system. From 2010 onwards, all geotechnical logging has been stored in an acQuire database.

Collar Surveys

All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the collar on completion of each drill hole.

Prior to 2001, drill holes were located using chain-and-compass methods. From 2002 onwards, collar surveys have been performed by a qualified surveyor. Since preparation for mining operations commenced in 2007, all surveys have been performed using differential GPS instruments. The mine currently uses Trimble R-6 GPS instruments.

Deposit Drilling

Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Sampling, Analysis and Data Verification

Independent sample preparation and analytical laboratories used during the exploration, development and operational core drill programs on the project include ALS Chemex, and Bondar Clegg (absorbed into ALS Chemex in 2001). The umpire (check) laboratories are Acme Laboratories in Vancouver, and SGS Mexico. Laboratories are certified and independent of Goldcorp. The run-of-mine samples are assayed in an on-site mine laboratory that is not accredited. Sample collection and handling of core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. Core recovery for the Peñasquito drilling programs averaged 97%. Reverse circulation drill cuttings were sampled at intervals of 2 metres. The standard core sample interval is 2 metres. Some samples are limited to geological boundaries and are less than 2 metres in length.

The sampling has been undertaken over a sufficient area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

The sample preparation method typically consists of drying, pulverizing and splitting to generate a 30 gram pulp for assay. Prior to 2003, the pulverization standard was 85% passing 75 micrometres; after 2003, samples were pulverized to a minimum of 85% passing 200 mesh. Standard fire assay procedures are used for analysis of gold. Inductively-coupled plasma analyses are used for silver, lead, zinc and deleterious elements.

QA/QC measures for our programs include submission of standard reference materials and blanks, and re-assay of a proportion of the samples.

Entry of information into databases has utilized a variety of techniques and procedures to check the integrity of the data entered. Geological data from early drill programs were entered into spreadsheets in a single pass.

All drill data from 2007 to July 2013 was entered from paper logging forms into Excel files before being imported into acQuire. Since July 2013, logging and recording of other drill hole data by geologists and technicians has been entered directly into acQuire on laptop computers, with the data subsequently imported into the main database.

Assays received electronically from the laboratories are imported directly into the database. Analytical certificates received since 2010 have been stored in the database and were validated via the acQuire software.

Data are verified on entry to the database by means of built-in program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

The quality of the analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Processing and Metallurgical Testing

Mineralogical studies have been performed in order to increase the knowledge of the different ore types in the mine targeted to ensure the best possible treatment for each ore category and maximize the recovery. Metallurgical testwork focused on recovery of the key elements, lead and zinc, with co-recovery of gold and silver.

Various testwork programs have investigated comminution, flotation, heavy media separation, flowsheet variability schemes, concentrate filtration, dewatering, and regrind tests, modal and liberation analyses, and bottle roll and column cyanide leach extraction tests. Programs were performed and which were sufficient to establish the optimal processing routes for oxide and sulphide ores, and supported estimation of recovery factors for the various ore types. A number of ore types have been identified that are classed as “special” because of their specific chemical characteristics, and include transitional, low-lead, high-copper and high-carbon types. The proposed Pyrite Project has also investigated the metallurgical responses to treatment for additional gold and silver recovery from the zinc flotation tailings.

Over the life of mine gold and silver recovery from the oxide heap leach has stabilised. Recovery from the heap leach is currently fixed at about 57% for gold and 24% for silver in the LOM plan.

The mineralogical complexity of the Peñasquito Mine ore makes the development of mill models difficult as eight elements (gold, silver, lead, zinc, copper, iron, arsenic and antimony) are tracked through the process, and the models need to be robust enough to allow for changes in mineralogy and plant operations while giving reasonable predictions of concentrate quality and tonnage. Metallurgical models were updated in 2015 for the second time from the feasibility study assumptions. Based on the present LOM, which assumes the construction of the pyrite leach plant and the heap leach pad, the following average overall metal recoveries are anticipated: lead, 78.5%; zinc, 82.1%; gold, 71.5%; and silver, 83.1%.

There are currently no metallurgical models for the high-carbon ores. A method to identify and characterise this ore type needs to be developed so models can be generated for use in the future. Determination of future processing methods that may allow for the processing of the high-carbon and high-copper ores represent project upside potential. In addition, the evaluation of the “pyrite project” to retrieve gold currently lost to pyrite tails also represents an upside potential.

The processing plant, in particular the flotation portion of the circuit, is not able to separate the copper-bearing minerals from the lead-bearing minerals, so when present the sulphosalts report (primarily) to the lead concentrate. The marketing contracts are structured to allow for small percentages of these deleterious elements to be incorporated into the final product, with any exceedances then incurring nominal penalties. Historically, due to the relative small proportion of concentrate bearing high levels of deleterious elements, the marketing group has been able to sufficiently blend the majority of the deleterious elements such that little or no financial impact has resulted.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the Mineral Reserve estimation for the Peñasquito Mine as of December 31, 2015:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade				Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Lead (%)	Zinc (%)	Gold (millions of ounces)	Silver (millions of ounces)	Lead (millions of pounds)	Zinc (millions of pounds)

Peñasquito Mine	Proven	398.28	0.58	32.63	0.32	0.78	7.48	417.86	2,774.15	6,812.24
Mill (8)	Probable	188.40	0.39	24.55	0.22	0.50	2.39	148.69	927.11	2,073.68
	Proven + Probable	586.68	0.52	30.04	0.29	0.69	9.87	566.55	3,701.26	8,885.91

Peñasquito Mine	Proven	16.32	0.45	22.71	—	—	0.24	11.92	—	—
Heap Leach (9)	Probable	5.46	0.37	19.89	—	—	0.07	3.49	—	—
	Proven + Probable	21.78	0.43	22.00	—	—	0.30	15.41	—	—

(1)

The Mineral Reserves for the Peñasquito Mine set out in the table above have been prepared under the supervision of Dan Redmond, P.Geo., Director, Mine Planning & Reserves at Goldcorp, and a qualified person under NI 43-101.

(2)	The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards.
(3)

Based on a gold price of $1,100 per ounce, a silver price of $16.50 per ounce, a lead price of $0.90 per pound and a zinc price of $0.95 per pound; and an economic function that includes variable operating costs and metallurgical recoveries.

(4)

Prior to the pyrite leach circuit, the estimated recovery rate for the Peñasquito Mill averages 59.8% for gold, 75.8% for silver, 78.5% for lead and 82.1% for zinc. After the pyrite leach circuit, the estimated recovery rate for the Peñasquito Mill averages 71.8% for gold and 84.7% for silver, with other metal recoveries unchanged. A pyrite leach gold recovery circuit is assumed to be operational late 2018. Recovery relationships of the ore types are very complex and can vary considerably from these averages.

(5)	The estimated metallurgical recovery rate for the Peñasquito Mine (Heap Leach) is 59.4% for gold and 25.2% for silver.
(6)

Cut-off grade is based on generating positive net smelter return on a block-by-block basis applying all revenue and associated costs. The incremental cost used for milled ore is $8.87 per tonne, and for leach ore is $4.30 per tonne, and includes all mill operating, administrative and sustaining capital costs. Other factors considered are product freight to market costs, smelter costs (including penalties) and royalties.

(7)	A forward sales contract for 25% of silver production exists with Silver Wheaton.
(8)	Tonnages are rounded to the nearest 10,000 tonnes; grades are rounded to two decimal places.
(9)	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
(10)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

Risk factors that can affect the Mineral Reserve estimates are: metal prices and exchange rate assumptions; mining, process and operating and capital cost assumptions; availability of water sufficient to support the mine design and process plant throughput rate assumptions; deleterious substances in mineralization that may affect metallurgical recovery rates, social licence to operate being maintained; and any additional modifications to the proposed changes to the taxation and royalty regime.

To support declaration of Mineral Reserves, we prepare an economic analysis to confirm that the economics based on the Mineral Reserves over the mine life repays life-of-mine operating and capital costs. The mine was evaluated on an after-tax free cash flow basis.

The following table sets forth the Mineral Resource estimations for the Peñasquito Mine as of December 31, 2015:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)(8)(9)

(excluding Proven and Probable Mineral Reserves)

			Grade				Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Lead (%)	Zinc (%)	Gold (millions of ounces)	Silver (millions of ounces)	Lead (millions of pounds)	Zinc (millions of pounds)

Peñasquito Mine	Measured	94.47	0.28	30.50	0.29	0.68	0.86	92.65	595.19	1,417.17
Mill	Indicated	150.86	0.28	24.64	0.21	0.53	1.34	119.50	701.36	1,757.38
	Measured + Indicated	245.33	0.28	26.90	0.24	0.59	2.20	212.15	1,296.55	3,174.55
	Inferred	19.49	0.30	20.64	0.25	0.36	0.19	12.93	107.28	154.83

Peñasquito Mine	Measured	12.60	0.18	25.50	—	—	0.07	10.33	—	—
Heap Leach	Indicated	34.95	0.16	17.02	—	—	0.18	19.12	—	—
	Measured + Indicated	47.54	0.17	19.26	—	—	0.26	29.45	—	—
	Inferred	0.57	0.31	15.49	—	—	0.01	0.28	—	—

(1)

The Mineral Resources for the Peñasquito Mine set out in the table above have been prepared under the supervision of Guillermo Pareja, P.Geo., Manager of Mineral Resources at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)	Based on US$ commodity prices of $1,300 per ounce gold, $19.00 per ounce silver, $1.00 per pound lead and $1.00 per pound of zinc.
(5)	The estimated metallurgical recovery rate for the Peñasquito Mill is assumed similar to Mineral Reserves.
(6)	Cut-off grade determination methodology is similar to Mineral Reserves, except metal pricing as noted.
(7)	Tonnages are rounded to the nearest 10,000 tonnes; grades are rounded to two decimal places.
(8)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(9)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

Risk factors that can affect the Mineral Resource estimates are: metal prices and exchange rate assumptions; assumptions which are used in the Lerchs-Grossman shell constraining Mineral Resources, including mining, processing and general and administrative costs; metal recoveries; geotechnical and hydrogeological assumptions; and assumptions that the operation will maintain the social licence to operate.

Mining Operations

Peñasquito Mine is a conventional, large scale, truck-and-shovel open pit mining operation. For 2016, the operation is scheduled to mine 46.7 million tonnes of ore, with total material movement of 216 million tonnes. The open pit operations will progress at a nominal annual mining rate of 225 Mt/year until the end 2023, after which it continues to decline at a significant rate as the stripping ratios of ore to waste decrease.

The Mineral Reserve estimate for the operations is based on Measured and Indicated Mineral Resources. A four-step process is used to estimate the Mineral Reserves. The Peñasquito Mine contained metal block model is interpolated with a series of software scripts in which a net smelter return value is calculated for each block, based on recovery and marketing assumptions.

The Peñasquito Mine net smelter return block model then undergoes a process of “pit optimization” where computer software optimizes the potential future financial return for a number of intermediate pit shells, and defines the ultimate pit size and shape for each of the two deposits. The ultimate pit shell offering the best economic results is selected, based on the defined parameters while respecting geotechnical limitations.

With the ultimate pit limits defined, practical design parameters are completed within a mine design software package. This process results in a series of minable cutbacks that together form the ultimate pit design for the deposit.

A series of potential production schedules are produced that are based on the practical sequencing of each cut-back, the mining equipment available, and operational limitations such as production rates, haulage distance and mill throughput capacity. From this process, which in most cases is iterative, a practical LOM production schedule is developed that tries to maximize the metal production and minimize operating and capital costs and defines the annual mining, milling and metal production schedules.

The current mine plan is based on the 2015 Mineral Reserve estimate, and will produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 14-year mine life (2016–2029).

Dilution is accounted for in block models by ensuring the models have the appropriate change of support to produce a grade–tonnage curve that reflects the expected mining selectivity. Block models also incorporate anticipated contact dilution through the interpolation plan that utilizes both mineralization and waste samples within interpolation domains. Accordingly, no further dilution factors are needed to reflect the appropriate grade and tonnage distributions. Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Mineral Reserves and Mineral Resources are reported at 100% of the block model.

An ore stockpiling strategy is practiced. The mine plan considers the value of the blocks mined on a continuous basis combined with the expected concentrates quality. From time to time ore material with a lower net smelter return value will be stockpiled to bring forward the processing of higher-value ore earlier in the LOM. In some instances, the ore is segregated into stockpiles of known composition to allow for blending known quantities of material at the stockpile as required by the mill/customer. Stockpiling at Peñasquito Mine also allows for forward planning for ore quality to ensure optimal mill performance and consistent gold production to match, within the normal bounds of expected variability within the mine plan.

Processing and Recovery Operations

The Peñasquito Mine consists of a leach facility that processes a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that can processes a nameplate 130,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

For the milling throughput, the LOM plan assumes a nominal rate of 45.1 Mt per year until the end of 2028 and the first quarter of 2029, and the heap leach pad will be stacked with incremental oxide ore as it is mined.

Run-of-mine oxide ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the ore prior to the addition of the ore to the pad. Ore is placed in ten metre lifts and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

For 2015, a total of 3,038,377 metric tonnes was heap leached with an average grade of 0.47 g/t of gold and 23.92 g/t of silver for a total of 27,566 ounces of gold and 642,245 ounces of silver produced. Metallurgical recoveries averaged 57.1% for gold, and 24.7% for silver.

Sulphide Ore

Run-of-mine sulphide ore is delivered to the crusher dump pocket from the mine by 290 tonne rear-dump–haul trucks. The crushing circuit is designed to process up to 148,000 tonnes per day of run-of-mine sulphide ore to 80% passing 159 millimetres. The crushing facility initially consisted of a gyratory crusher capable of operating at 92% utilization on a 24-hour-per-day, 365-days-per-year basis.

For 2015, a total of 38,870,109 metric tonnes of ore with an average grade of 1.00 g/t of gold, 28.25 g/t of silver, 0.68% zinc and 0.30% lead was processed through the sulphide plant facility, for a total of 832,709 ounces of gold, 25,017,015 ounces of silver, 388,768,332 pounds of zinc, and 173,854,109 pounds of lead produced (payable metal). Metallurgical recoveries averaged 71.6% for gold, 79.7% for silver, 78.6% for zinc, and 71.4% for lead.

Concentrate Enrichment Process

The feasibility study for the Metallurgical Enhancement Process (“MEP”), which consists of the Concentrate Enrichment Process (“CEP”) and Pyrite Leach Plant (“PLP”), was completed during the fourth quarter of 2015. The results determined that the CEP component of the MEP no longer met our required rate of return due to improved fundamentals in the concentrate smelting market. The PLP continues to demonstrate strong potential to recover gold and silver currently going to tailings. An investment decision on PLP is expected by mid-2016, which if approved, is expected to be in production by the end of 2018.

Markets/Contracts

We have an operative refining agreement with Met Mex Peñoles for refining of doré produced from the Peñasquito Mine. Our bullion is sold on the spot market by our marketing experts retained in-house. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. A portion of the silver production is forward-sold to Silver Wheaton.

The markets for the lead and zinc concentrates from the Peñasquito Mine are worldwide with smelters located in Mexico, Canada, United States, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito Mine. As of December 31, 2015, Peñasquito Mine has zero hedges in place for 2016 in relation to its concentrate sales.

Infrastructure, Permitting and Compliance Activities

As of August 2015, Peñasquito Mine uses power sourced from a subsidiary of InterGen Servicios Mexico who operates a 220 megawatt gas-fired combined cycle power plant. The annual power consumption ranges from 130–145 megawatts per day, with the majority (>85%) of the consumption in the processing facility.

Process and potable water for the Peñasquito Mine is sourced from the Torres-Vergel well field located six kilometres west of the Peñasquito Mine. An additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field, and is approximately 60 kilometres northwest of the Peñasquito Mine and construction is anticipated to be completed in late Q3-2016. The Northern Well Field construction project was delayed 10 months in 2015 due to community concerns, and we expect that the parties will resolve the dispute and the project will be completed in late 2016. Contingency plans remain in place to ensure fresh water supply to the mine continues unimpeded until the Northern Well Field is fully operational.

There is sufficient suitable land available within our mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito Mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

Various baseline studies, with respect to water, air, noise, wildlife, forest resources and waste and materials have been completed. Environmental permits are required by various Mexican Federal, state and municipal agencies, and are in place for project operations. The initial project environmental impact assessment was authorized on December 18, 2006. This initial document was prepared based on a production rate of 50,000 tonnes per day. Additional impact assessments for extensions or modifications to increase permitted capacity to 150,000 tonnes per day have been filed and approved since 2008. Reviews of the environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito Mine support the declaration of Mineral Reserves.

Capital and Operating Costs

Capital cost estimates are based on the latest mine construction data and budgetary figures and quotes provided by suppliers. Capital cost estimates include funding for infrastructure, mobile equipment, development and permitting, and miscellaneous costs. Infrastructure requirements were incorporated into the estimates as needed. Sustaining capital costs reflect current price trends.

As with all capital projects, Board approval is required on an annualized basis. The Mineral Reserve and LOM plan assume that the pyrite leach plant will be constructed starting in 2016; however, final approval for this has not been provided by the Board as of the effective date of the Peñasquito Report.

Area	Life-of-Mine ($ million)

Mine Pre Stripping	$683.8
General Sustaining	$539.9

Expansion	$855.0

Growth (Pyrite Leach Plant)	$417.3
Total	$2,496.0

Operating costs were estimated by our workforce and are based on the 2015 LOM budget. Labour cost estimation is based on our 2015 salary scale and fringe benefits in force. Mining consumables are based on 2015 costs and contracts and the costs for future operation consumables, such as mill reagents and grinding media are based on recent supplier quotations.

Area	Life-of-Mine ($ per tonne)

Process Plant (with Pyrite Leach)	$ 7.37 per tonne milled

Process Plant (without Pyrite Leach)	$ 5.69 per tonne milled

General & Administration	$ 1.62 per tonne milled

Mining	$2.18 per tonne of material mined

Exploration, Development and Production

In 2015, a regional geology model was completed which incorporated results from regional geophysical surveys undertaken in 2014. These results were used to assist in target selection at two existing exploration targets (Santa Rosa and Melchor Ocampo) and were drill tested with 17 holes (9,530 metres). As at December 31, 2015, assays remain pending for part of these drill campaigns.

In 2016, exploration at the Peñasquito Mine will continue to focus on defining near pit Mineral Resources. The skarn geologic model is under review to determine what parts of the deposit would require higher drilling density for conversion to resource. Following identification of these areas and analysis for potential economics, the drilling would then commence. Drilling will also test other targets on the property.

At Camino Rojo (100%-owned), located approximately 50 kilometres from the Peñasquito Mine, an ongoing pre-feasibility study is evaluating Camino Rojo as a supplemental source of feed to the existing Peñasquito facility. Updating of the geologic model continued during the fourth quarter of 2015. Metallurgical testing is ongoing. The pre-feasibility study is expected to be completed in the fourth quarter of 2016. The Camino Rojo project is being evaluated for future inclusion in the Peñasquito Mine plans, but until that decision is made, it is not considered a part of the Peñasquito Mine property.

At the Peñasquito Mine, our gold production guidance for 2016 is expected to be between 520,000 and 580,000 ounces. See “Risk Factors – Estimates of Future Production”. On a gold equivalent basis, production is expected to be between 1.30 million and 1.45 million ounces. Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $18 per ounce silver; $1.00 per pound zinc; and $0.95 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with by gold price.

PUEBLO VIEJO MINE, DOMINICAN REPUBLIC

We hold a 40% interest in the Pueblo Viejo Mine, an open pit gold mine located in the Dominican Republic. Barrick holds the other 60% interest in, and operates, the Pueblo Viejo Mine.

The scientific and technical information included in the following section has been derived from the technical report entitled Technical Report on the Pueblo Viejo Project, Sanchez Ramirez province, Dominican Republic (the “Pueblo Viejo Report”) dated March 27, 2014, prepared by Luke Evans, M.Sc., P.Eng., Hugo Miranda, MBA, P.C., and Kathleen Ann Altman, Ph.D., P.E., of Roscoe Postle Associates Inc., each of whom is a qualified person under NI 43-101.

Property Description, Location and Access

The Pueblo Viejo Mine is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Pueblo Viejo Mine is 15 kilometres west of the provincial capital of Cotui and approximately 100 kilometres northwest of the national capital of Santo Domingo. Access to the Pueblo Viejo Mine from Santo Domingo is by a four lane, paved highway, which then connects to a paved, two-lane, secondary highway at the town of Piedra Blanca, approximately 78 kilometres from Santo Domingo, the location of the main port facility.

PVDC is the holder of the right to lease the Montenegro Fiscal Reserve by virtue of a special lease agreement of mining rights, effective as of July 29, 2003, as amended in November 2009 and on October 5, 2013 (the “Special Lease Agreement”). The Special Lease Agreement provides PVDC with the right to operate for a 25-year period, which was triggered on February 26, 2008, with rights of renewal allowing for a total of 75 years. Under the Special Lease Agreement, PVDC is obliged to pay to the government of the Dominican Republic: income tax; a net smelter return royalty; and a net profits interest.

The second amendment to the Special Lease Agreement, effective October 5, 2013, mainly covers changes to the special tax regime previously agreed in the Special Lease Agreement. The most notable modifications include: elimination of a 10% return embedded in the initial capital investment for the purposes of the net profits interest calculation; an extension to the period over which PVDC may recover its capital investment; a delay of application of net profits interest deductions; a reduction in tax depreciation rates; and establishment of a graduated minimum tax. The graduated tax rate will be adjusted up or down based on future metal prices. The agreement also includes the following broad parameters consistent with the previous terms of the Special Lease Agreement: corporate income tax rate of 25%; net smelter return royalty of 3.2%; and net profits interest of 28.75%.

PVDC holds all surface rights necessary to access and exploit the deposits. PVDC has acquired all of the permits necessary to operate the Pueblo Viejo Mine at the present time. In addition to the mine operations, by means of the second amendment to the Special Lease Agreement, the Dominican Republic granted PVDC a power concession to generate electricity for consumption by the Pueblo Viejo Mine and the right to sell excess power. Also, in March 2012, PVDC obtained an environmental permit for the Quisqueya Power Plant and a power transmission line from San Pedro to the Pueblo Viejo Mine site.

The government of the Dominican Republic remains responsible for the relocation, where necessary, of those persons dwelling in the Los Cacaos basin. Pursuant to the Special Lease Agreement, environmental remediation within the mine site and its area of influence is the responsibility of PVDC, while the Dominican Republic government is responsible for historic impacts outside the development area and for the hazardous substances located at the Rosario Resources Corporation of New York (“Rosario”) plant site. However, agreement was reached in 2009 that PVDC would donate up to $37.5 million, or half of the government’s total estimated cost of $75 million, for its clean-up responsibilities. In December 2010, PVDC agreed to contribute the remaining $37.5 million on behalf of the government towards these clean-up activities.

History

The earliest records of Spanish mine workings at Pueblo Viejo are from 1505, although Spanish explorers sent into the interior of the island during the second visit of Columbus in 1495 probably found the deposit being actively mined by the native population. The Spanish mined the deposit until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland. There are few records of activity at Pueblo Viejo from 1525 to 1950, when the Dominican government sponsored geological mapping in the region. Exploration at Pueblo Viejo focused on sulphide veins hosted in unoxidized sediments in stream bed outcrops.

Rosario optioned the property in 1969. As before, exploration was directed first at the unoxidized rock where sulphide veins outcropped in the stream valley and the oxide cap was only a few metres thick. As drilling moved out of the valley and on to higher ground, the thickness of the oxide cap increased to a maximum of 80 metres, revealing an oxide ore deposit of significant tonnage. In 1972, Rosario Dominicana S.A. was incorporated and open pit mining of the oxide deposits started in the Moore deposit in 1975. In 1979, the Dominican Republic Central Bank purchased all foreign-held shares in the mine. Rosario continued exploration throughout the 1970s and early 1980s, looking for additional oxide resources to extend the life of the mine.

The Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling, and were put into production in the 1980s. With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulphide resource in an effort to continue the operation and in 1986 and 1992, feasibility studies were conducted.

Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. A carbon-in-leach plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulphide ore at a maximum of 9,000 tonnes per day. Results were poor, with gold recoveries varying from 30% to 50%. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down. In 24 years of production, the Pueblo Viejo Mine produced a total of 5.5 million ounces of gold and 25.2 million ounces of silver.

Three companies were involved in Rosario’s attempt to find a strategic partner in 1992 and 1996: GENEL JV, Mount Isa Mines Ltd. (“MIM”), and Newmont Mining Corporation (“Newmont”). The process was never completed but each of the three companies conducted work on the property for their evaluations.

In 2000, the government of the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. Placer Dome Inc. (“Placer Dome”) was the successful bidder and the parties negotiated the Special Lease Agreement, which became effective on July 29, 2003. Placer Dome conducted regional mapping, geotechnical assessment, environmental baseline studies and exploration drilling until February 2006, when Barrick acquired Placer Dome and subsequently sold us a 40% stake in the Pueblo Viejo Mine.

In August 2010, the open pit pre-stripping started. A total of 2.3 million tonnes were mined in 2010, 17.4 million tonnes in 2011, 16.1 million tonnes in 2012, 15.3 million tonnes in 2013, 14.0 million tonnes in 2014 and 18.0 million tonnes in 2015. The total ore mined between 2010 and 2015 is 83.1 million tonnes. In 2015, the total ore processed was 6,917,053 million tonnes which, based on our 40% interest, produced 382,232 gold ounces for Goldcorp.

Geological Setting, Mineralization and Deposit Types

The Pueblo Viejo Mine is hosted by the Lower Cretaceous Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks, and interpreted to be a Lower Cretaceous intra-oceanic island arc, one of several bimodal volcanic piles that form the base of the Greater Antilles Caribbean islands. The unit has undergone extensive seawater metamorphism (spilitization), and lithologies have been referred to as spilite (basaltic-andesite) and keratophyre (dacite).

The Pueblo Viejo member of the Los Ranchos Formation is confined to a restricted, sedimentary basin measuring approximately three kilometres north to south by two kilometres east to west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin to thinly bedded carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. In addition, there are pyroclastic rocks, dacitic domes, and diorite dykes within the basin. The Pueblo Viejo member is bounded to the east by volcaniclastic rocks, and to the north and west by Platanal Member basaltic-andesite (spilite) flows and dacitic domes. To the south, the Pueblo Viejo member is overthrust by the Hatillo Limestone Formation.

Pueblo Viejo is a high sulphidation, quartz-alunite epithermal gold and silver deposit. High sulphidation deposits are typically derived from fluids enriched in magmatic volatiles, which have migrated from a deep intrusive body to an epithermal crustal setting, with only limited dilution by groundwater or interaction with host rocks. Major dilatant structures or phreatomagmatic breccia pipes provide conduits for rapid fluid ascent and so facilitate evolution of the characteristic high sulphidation fluid. Mineralization is predominantly pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

The Pueblo Viejo deposits are classed as high sulphidation, epithermal gold and silver of the quartz-alunite style. They are characterized by veins, vuggy breccias and sulphide replacements ranging from pods to massive lenses, occurring generally in volcanic sequences and associated with high-level hydrothermal systems. Acid leaching, advanced argillic alternation, and silicification are characteristic alternation styles. Grade and tonnage varies widely. Pyrite, gold, electrum and enargite/luzonite are typical minerals and minor minerals include chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides.

There were three stages of advanced argillic alteration associated with precious metal mineralization. The third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite veins with silicified haloes. Exposed at the surface, individual veins can be traced vertically over three pit benches (30 metres). Veins are typically concentrated in zones that are elongated north-northwest and can be 250 metres long, 100 metres wide and 100 metres vertical. Stage three veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite. Trace amounts of electrum, argentite, colusite, tetrahedrite-tennantite, geocronite, galena, siderite and tellurides are also found in veins.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartz-pyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Gold occurs as native gold, sylvanite (AuAgTe4), and aurostibnite (AuSb2). The principal carrier of gold is pyrite where the sub-microscopic gold occurs in colloidal-size micro inclusions (less than 0.5 micrometres) and as a solid solution within the crystal structure of the pyrite. Silver content tends to correlate gold content and silver has a strong association with stage three veins, where it occurs in a variety of minerals.

Most copper occurs as enargite hosted in stage three veins and only trace amounts of chalcocite and chalcopyrite have been recorded. The majority of zinc occurs as sphalerite, primarily in stage three veins and, to a lesser extent, as disseminations. Lead minerals include galena, geocronite, boulangerite, and bournonite, most of which are present as fine inclusions or within fractures in pyrite, sphalerite, and enargite. Elevated lead values were found in the structural feeder zone in the Moore deposit and lead may provide clues on where to search for other feeder zones.

The Moore Deposit

Pyrite-rich, gold-bearing veins at the Moore deposit have a mean width of four centimetres and are steeply-dipping with a trend commonly north-northwest. Secondary pyrite vein-sets trend north-south and north-northeast.

Thinly bedded carbonaceous siltstones and andesitic sandstones in the West Flank dip shallowly westwards. Dips increase towards the west where north-trending thrusts displace bedding. Pyrite and limonite-rich veins with gold mineralization are sub-vertical and trend commonly north-northwest. Quartz veins with gold trend northwest oblique to the pyrite veins have a similar strike to the interpreted contact with the overlying Hatillo limestone. They also occur as tension-gash arrays in centimetre-scale dextral shear zones that trend north-northwest. Two main north-northeast faults were mapped across the West Flank, sub-parallel with the Moore dacite porphyry contact.

Bedding to the north of the Moore dacite porphyry dips shallowly westwards. There are three steep-dipping, gold-bearing, pyrite-rich vein sets: northwest, northeast and north south. Northwest trending veins generally contain enargite and sphalerite, while northeast trending veins are more pyrite ± pyrophyllite rich. The average vein width is 3.5 centimetres.

The Monte Negro Deposit

Pyrite-rich veins with gold mineralization are sub-vertical and have bimodal trends, which are interpreted to form conjugate sets. The mean width is two centimetres. The north-northwest trending set is sub-parallel to the strike of bedding and fold axes. Enargite and sphalerite-bearing veins with gold dominantly trend north-northeast and have a mean width of three centimetres. The combination of vein trends forms a high-grade gold zone (Vein Zone One) which extends 500 metres north-northwest, and is 150 metres wide and up to 100 metres thick between the F5 Fault to the east and the Main Monte Negro Fault to the west. The fault pattern is dominated by steep north-northwest trending faults sub-parallel to the dominant pyrite vein set. The main Monte Negro Fault is a 25 metre by 500 metre zone of silicification, brecciation, mineralization, folding, and faulting.

Close to the interpreted Monte Negro Fault, bedding dips more westerly and strikes north-northwest. Mineralized veins at the Monte Negro South Zone are relatively pyrite-poor, sphalerite-rich, and wider (five centimetres to six centimetres). The veins are sub-vertical and trend northwest. The episodic vein fill demonstrates a clear paragenesis (massive pyrite-enargite-sphalerite-grey silica). Shallow-dipping bedding and sub-vertical sphalerite-silica veins on the southern margin of Monte Negro South are cut by a westerly-dipping thrust and the fault dips 35 degrees. The main zone of gold mineralization that results from this combination of structures extends for approximately 150 metres along the West Thrust Fault.

The primary controls on the geometry of the gold deposits at the Pueblo Viejo Mine are strong quartz-pyrophyllite alteration and quartz-pyrite veining along sub-vertical structures and stratigraphic zones. The veins are tens of centimetres wide but are most commonly less than two centimetres wide. Narrow veinlets occur along bedding planes and along fracture surfaces. These veins are commonly highly discordant to bedding but locally branch out along shallow-dipping bedding planes, linking high angle veins in ladder-like fashion without obvious preferred orientations. These veins served as feeders to the layered and disseminated mineralization that occurs in shallower levels in the deposit. The result is composite zones of mineralization within fracture systems and stratigraphic horizons adjacent to major faults that served as conduits for hydrothermal fluids. The outer boundary of advanced argillic alteration, combined with lithological and veining zones were used to generate domains for Mineral Resource estimation.

Exploration

At Pueblo Viejo Mine, the tailings storage design is currently constrained by land tenure, and so exploration activities are extremely limited as the Mineral Reserve fills the tailings capacity. In 2015, the focus of reverse circulation drilling was on definition of Monte Negro North, Monte Negro South, Moore East and Cumba deposits totaling 38 holes and 5,934 metres. Drill programs are focused on in-pit and near pit resources to improve model accuracy and prediction.

Drilling

Drilling campaigns have been conducted by most of the participating companies over the years. Overall, at least 3,726 drill holes totalling 299,039 metres have been drilled on the property from the 1970s to 2015.

As of December 31, 2015, the drillhole database used to support the development of Mineral Resources for the Pueblo Viejo property contains 2,172 drill holes, comprised of 836 diamond drill core holes, 134 reverse circulation, and 1,202 percussion holes and rotary samples. Samples totaling 171,581 metres from diamond drill holes, 62,554 metres from rotary and percussion holes, and 22,055 metres from reverse circulation have been collected. In addition, 9,742 close-spaced reverse circulation grade control drill holes, totalling 381,579 metres were used to estimate the Mineral Resources. The drill hole spacing is variable, ranging from 24 to 48 metres.

Drill pads are located using GPS or surface plans where the GPS signal is weak. After completion, the drill hole locations are surveyed in Universal Transverse Mercator coordinates by a professional surveyor, translated into the mine coordinate system, and entered into the drill hole database. Two or three down-hole surveys are completed in all drill holes. Surveys are spaced every 60 metres to 75 metres, and deviation of the drill holes is minimal.

In 2007, drilling resulted in the discovery of new deeper mineralization on the east side of Monte Negro and additional mineralization in the west part of the Moore pit. During 2008, PVDC drill programs targeted definition drilling on open mineralization at Monte Negro North, definition drilling between the Moore and Monte Negro pits and geotechnical drilling to define pit slope parameters. In addition, diamond drill holes were drilled into the limestone areas to assist in the definition of limestone quality for construction and processing purposes. In 2010, PVDC undertook a close-spaced, reverse circulation, grade control drilling program for phase one pit shells in the Moore and Monte Negro open pits.

Geotechnical and water management drilling at the Pueblo Viejo Mine was completed from 2001 to 2010 by BGC Engineering Inc. (“BGC”), an international consulting firm specializing in geotechnical and water resources engineering. Water Management Consulting (“WMC”) drilled some drill holes in 2003 and 2004. The BGC and WMC holes from 2001 to 2010 are mostly short holes and have been excluded from the Mineral Resource estimate because they were not assayed.

Sampling, Analysis and Data Verification

Sample intervals are normally two metres, but are shortened at lithological, structural, or major alteration contacts. Three metre samples are used in non-mineralized zones. Core logging is performed by geological technicians and includes photographic records and appropriate record keeping, and the core is cut into halves using a core saw prior to sampling. The entire second half of the core is kept for records and future metallurgical test work, and the other half is placed in sample bags and numbered. Since mid-

2010, sub-samples are prepared on-site and the pulverized samples are sent to Acme Analytical Laboratories Ltd. (“Acme”) in Santiago and ALS Chemex Labs Ltd. in Peru.

PVDC currently requests gold assays by fire assay with atomic absorption on 30 gram aliquots and gravimetric finishes for all assays exceeding ten g/t of gold. Silver and zinc values are analyzed using aqua regia digestion method and atomic absorption finish. A 35-element inductively coupled plasma atomic emission spectroscopy analysis is done on all samples. Sulphur and carbon are assayed by LECO furnace. The PVDC laboratory does periodic sieve checks as part of its internal quality control procedures. The reverse circulation grade control samples were mostly sent to ALS Chemex in Lima up until early 2013, when the Pueblo Viejo Mine began assaying the samples directly at the PVDC laboratory. The main difference is that the PVDC laboratory uses a 15 gram aliquot compared to 30 gram at ALS Chemex.

The QA/QC procedures in place since 2007 consist of the introduction of blanks, standards (commercial and custom), core duplicates, coarse duplicates and cleaning blanks into the sampling process. Each batch is submitted with 76 samples, of which two are blanks, two to three are standards, two are core duplicates, two are coarse duplicates, and seven are cleaning blanks. The PVDC geology department currently inserts four certified reference materials, four field duplicates, and four blanks into each batch of 60 samples. This is in addition to the twelve internal control samples inserted by the PVDC laboratory, which include four certified reference materials, two coarse preparation blanks, two reagent blanks, two duplicates, and two replicates. Consequently, 40% of the samples in each batch of 60 samples are quality control samples.

Since August 1, 2007, PVDC has been sending approximately 5% of the pulps to a secondary laboratory. The ACME on-site preparation facility carried out regular granulometric control tests on approximately three percent of the crushed and pulverized material. The results were monitored by ACME and PVDC personnel. The PVDC laboratory has continued this practice and these results are included in monthly QA/QC reports. Monitoring is undertaken on a batch by batch basis. Any check results that fall outside the established control limited is re-assayed if the cause is not the result of a sample number switch.

Barrick reviewed assays for MIM, GENEL JV, Rosario and Placer Dome drilling in both the Moore and Monte Negro deposits. In general, it found reasonable agreement of the orientation, tenor, and thickness of mineralization between drilling campaigns in both deposits where MIM, GENEL JV, Rosario, and Placer Dome drill holes cross. Histograms of the historical drilling campaigns show that the diamond core drilling from all campaigns except PVDC compare well with the global distribution.

The PVDC drilling was targeted at the periphery of the existing mineralization so that overall lower grades would be expected. The reverse circulation and rotary drilling also compare well, with the exception of the Placer Dome rotary holes which are biased high and were possibly preferentially drilled in shallow high grade areas to better delineate early production. The information from these holes should have been removed from the database, but this does not constitute a material issue. Approximately 2.5% of the Rosario data have been verified against original documents. The Rosario core, reverse circulation and some rotary data are generally reliable and those that are considered to be of questionable validity have not been used in resource estimates.

As noted earlier, most of the shallow Rosario drill holes were drilled in oxide areas now mined out and have virtually no influence on sulphide Mineral Resource estimates. GENEL JV and Placer Dome data have been verified and are considered reliable. MIM data has not been verified against original documents and there is some risk involved with using that data. On the basis of comparisons between mineralized intersections in MIM holes and those in nearby Placer Dome holes, the risk of using the MIM data is considered to be acceptable. Placer Dome data has been verified against original documents and is considered to be reliable.

Drilling data is acceptable for the purpose of overall Mineral Resource and Mineral Reserve estimation and economic assessments. Some of the data may result in minor inaccuracies in local estimates.

Prior to making geotechnical measurements, the entire core interval is removed from the core box and placed in a long trough made of angle-iron. The fractures in the core are lined up, and artificial fractures are identified. This process allows the technician to mark the orienting line on the core for a better estimate of core recovery. The core is cut in half and the entire second half of core is kept for records and future metallurgical test work. The archived half of the core is stored on site for future reference in suitable storage conditions. The sampled half is placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag. Since mid-2010, PVDC has been preparing the sub-samples on-site and sending the pulverized samples to commercial laboratories. The reverse circulation grade control samples were mostly sent to ALS Chemex in Lima up until early 2013 when the mine began assaying the samples directly at the PVDC laboratory. We consider sample security to be adequate and to meet industry standards.

Mineral Processing and Metallurgical Testing

The Pueblo Viejo ore is refractory and consists primarily of gold and silver intimately associated with pyrite that occurs as encapsulated sub-micron particles and in solid solution. As a result, there is a requirement to chemically break down the pyrite to recover the precious metals. In addition, there are cyanide consuming minerals and preg-robbing carbonaceous material in some ores. Pyrite and sphalerite are the two main sulphide minerals, both occurring in veins and disseminated within the host rock. Using lithological and mineralization criteria, five metallurgical ore types have been defined, including two for the Moore deposit and three for the Monte Negro deposit. The main criterion used to define metallurgical domains is carbon content, i.e., separating carbonaceous rocks from lower carbon-content rocks in each deposit.

Pressure oxidation of the whole ore followed by carbon-in-leach cyanidation of the autoclave product will recover 88% to 95% (average 92.9%) of the gold and 86% to 89% (average 87.1%) of the silver. The efficient and trouble-free operation of the pressure oxidization circuit relies heavily on maintaining relatively constant sulphur content in the autoclave feed. Studies showed that there are wide variations in the sulphur content of the ore as the blocks are mined sequentially. The variation in sulphur grade ranges from 3% to 20% sulphur and generally between 5% and 10%. Blending of ores prior to crushing is carried out.

Mineral Reserve and Mineral Resource Estimate

The following table sets forth the Mineral Reserve estimation for our 40% interest in the Pueblo Viejo Mine as of December 31, 2015:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

		Grade			Contained Metal
Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Proven	37.02	2.97	18.70	0.09	3.53	22.26	71.01
Probable	25.57	2.97	16.83	0.11	2.44	13.84	59.40
Proven + Probable	62.58	2.97	17.94	0.09	5.97	36.10	130.40

(1)

The Mineral Reserves for Pueblo Viejo Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards.

(2)	No cut-off grade is applied. Instead, the profit of each block in the Mineral Resource is calculated and included in the Mineral Reserve if the value is positive.
(3)

Mineral Reserves are estimated using an average long-term gold price of $1,000 per ounce for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards, $16.50 per ounce of silver and $3.00 per pound of copper.

(4)	100% mining recovery and no dilution.
(5)	Numbers may not add up due to rounding.
(6)	We are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other modifying factors that could materially affect the Mineral Reserve estimate.

The following table sets forth the gold, silver and copper Mineral Resource estimations for our 40% interest in the Pueblo Viejo Mine as of December 31, 2015:

Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(2)(3)(4)(5)(6)(7)(8)

(excluding Proven and Probable Mineral Reserves)

		Grade			Contained Metal
Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Measured	4.49	2.51	16.05	0.08	0.36	2.32	8.22
Indicated	60.76	2.45	14.05	0.08	4.79	27.45	110.71
Measured + Indicated	65.25	2.46	14.19	0.08	5.15	29.77	118.93
Inferred	1.56	1.96	13.93	0.04	0.10	0.70	1.43

(1)

The Mineral Resources for Pueblo Viejo Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards.

(2)	Mineral Resources are estimated based on an economic cut-off value.
(3)	Mineral Resources are estimated using a long-term price of $1,300 per ounce of gold, $17.50 per ounce of silver and $3.25 per pound of copper.
(4)	A minimum mining block size of 10 metres by 10 metres by 10 metres was used.
(5)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources do not have demonstrated economic viability.
(6)	Mineral Resource contained in reserve pit excluded due to tailings storage facility capacity constraint.
(7)	Numbers may not add due to rounding.
(8)	We are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other modifying factors that could materially affect the Mineral Resource estimate.

Processing and Recovery Operations

The Pueblo Viejo Mine consists of two open pits: Moore and Monte Negro. Mining operations are undertaken by a conventional truck and shovel method. Mine development began in August 2010 and current mine activity is in the Monte Negro and Moore pits. Commercial production began in January 2013 and the ramp-up to commercial production was achieved on January 1, 2014. Higher grade ore is processed in the early years, while lower grade ore is stockpiled for later processing in order to maximize project economics. The ore stockpiles are classified as high grade, medium grade and low grade material. As at December 31, 2015, the total ore on stockpile was 50.9 million tonnes and will reach the maximum of approximately 80 million tonnes by 2023.

The pit stages have been designed to optimize the early extraction of the higher grade ore. Notwithstanding, the driver of the mine schedule is the sulphur blending requirement. Sulphur grade is as important as the gold grade, because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs, all strongly depend on a very consistent, low-variability sulphur content in the plant feed. The combination of direct feed and stockpile re-handle is the current short term blending strategy of the Pueblo Viejo Mine.

Potentially acid generating waste rock from the Moore and Monte Negro pits is hauled to the El Llagal tailings area, and is submerged in the tailings facility. The total storage capacity of the tailings storage facility is for 279 million cubic metres of waste material (waste volume). The methodology used by PVDC for pit limit determination, cut-off grade optimization, production sequencing and scheduling, and estimation of equipment/manpower requirements is in line with standard industry practices.

The processing method requires a significant amount of slurry and lime derived from high quality limestone. The limestone tonnage required, with acceptable quality, has been located in the vicinity of the Pueblo Viejo Mine. Ground limestone and lime are required to neutralize acidic liquors and to control the pH in the carbon in leach circuit. The limestone plant consists of primary crushing and screening, grinding, calcining, and lime slaking.

The ore processing rate and the nominal plant capacity is set at 24,000 tonnes per day of refractory ore. It consists of the following unit operations: primary crushing; semi-autogenous grinding and ball mill grinding with pebble crushing; pressure oxidization; hot curing; counter-current-decantation washing; iron precipitation; copper sulphide precipitation and recovery; neutralization; solution cooling; lime boiling for silver enhancement; carbon-in-leach circuit; carbon acid washing, stripping and regeneration; electrowinning; refining; cyanide destruction; tailings disposal; tailings effluent and acid rock drainage treatment; and limestone crushing, calcining and lime staking. The processing rate is flexible based on the sulphur content of the ore and will not always achieve 24,000 tonnes per day since the average sulphur grade of the reserves varies.

Gold, silver, and copper are the principal commodities at the Pueblo Viejo Mine and are freely traded at prices that are widely known, so prospects for sale of any production are virtually assured. The Pueblo Viejo Mine is a large modern operation and Barrick and Goldcorp are major international firms with policies and procedures for the letting of contracts. The contracts for smelting and refining are normal contracts for a large producer. There are numerous contracts at the mine including project development contracts to provide services to augment Barrick’s efforts.

Infrastructure, Permitting and Compliance Activities

The tailings storage facility is operating in the El Llagal valley approximately 3.5 kilometres south of the plant site and the progressive raising of a large rock-filled dam with an impermeable saprolite core is underway. With respect to Mineral Reserve estimates, the current mine life is constrained by tailings storage facility availability.

The Pueblo Viejo Mine is supplied electric power from two sources via two independent 230 kilovolt transmission circuits. A 215 megawatt Wartsila combined cycle reciprocating engine power plant together with an approximately 100 kilometre transmission line connects the plant to the Pueblo Viejo Mine site. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo Mine.

The Hatillo and Hondo Reservoirs supply fresh water to the site. Reclaimed water from tailing storage facilities is used as a supplementary water supply under drought and flood situations. The potable water is a treated system. Reclaimed water from the tailings storage facility sites is used as a supplementary water supply under drought and flood situations. Barge-mounted pumps at the larger Hatillo Reservoir pump fresh water to the Hondo Reservoir for make-up purposes. Fresh water is then pumped to a fresh water/fire water tank at the 400 metre level and a freshwater pond, and from there it is distributed throughout the site for process, fire protection, and potable needs.

Mine development is designed to treat the majority of surface water that has been impacted by historical mining activity, and to control water quality during mine operation and post closure so that the water released to the receiving environment will meet water quality standards established by the Dominican Republic government and the World Bank. The process treated water is discharged to the Margajita River.

Acid rock drainage studies confirmed that historic mining and current acid rock drainage generation within the mine site had severely impacted the surrounding area. EnviroGold Limited is developing an operation for re-treating Las Lagunas tailings. PVDC built a water treatment plant larger than would otherwise be required for mining operations. It is understood that the Las Lagunas project area would become the responsibility of the Dominican government on completion of the Pueblo Viejo Project and that no liability should fall to PVDC. However, because of the proximity of the area to PVDC’s operations and the uncertainty of the political and social environment in seven or more years’ time, there is some risk that PVDC may become involved. Any involvement should not represent a material risk to the Pueblo Viejo Mine.

PVDC plans to progressively reclaim the mine site as sections of the site become available. The design of the mine closure plan considers a number of interrelated components. Among these are legal and other obligations, closure objectives, environmental and social considerations, technical design criteria, closure assumptions, health and safety hazards, and relinquishment conditions. The overall, long term post-closure land use objective for the site is to return it to a self-sustaining condition suitable to support pre-mining land use activities such as small scale agriculture, hunting, and artisanal forestry.

In 2005, as updated in 2007, PVDC completed a feasibility study on the Pueblo Viejo Mine. An environmental and social impact assessment (“ESIA”) and environmental management plan (“EMP”) were approved by the Secretariat of State for the Environment and Natural Resources on December 26, 2006 and the environmental licence No. 0101-06 was issued in January 2007 (the “Environmental Licence”). Conditions of the Environmental License include detailed designs for tailings dams, installation of monitoring stations and submission for review of the waste management plan and incineration plant design. Other changes have been submitted to the authorities for additional facilities. The last amendment to the Environmental License was issued on November 13, 2013, which authorized the construction of an emulsion plant. An environmental license modification for project process expansion was submitted to authorities in late 2008 and approved in September 2010.

The Environmental Licence requires a compliance bond that corresponds to 10% of the cost of the Environmental Adjustment and Management Plan (“PMAA”) defined for the operational phase. At the end of the operational phase, PVDC will provide the corresponding bond at 10% of the total amount of the PMAA for the closure and post closure phases.

Capital and Operating Costs

Total sustaining capital and operating costs for the major categories over the LOM are extracted from the Pueblo Viejo Report.

The open pit capital cost estimate includes $156 million of mining equipment replacement as part of the $234 million total mining capital cost estimate. The processing capital cost estimate of $691 million includes infrastructure and TSF construction as the main expenses from 2014 to 2035. The G&A capital cost includes environmental and power capital costs as part of the $273 million over the life of the mine. Mine pre-stripping costs have been treated as an operating cost, and mine site exploration capital has been excluded as that capital should be expended against future mineral resources.

Area	Life-of-Mine ($ million)

Mining	234
Processing	691
G&A	273
Total	1,198

An average overall operating cost comprises , $3.06 per tonne for mining ore, $3.53 per tonne for mining waste, $2.00 per tonne processed for rehandle, $48.70 per tonne for processing, $1.40 per tonne processed for dewatering and an annual cost of $77 million for G&A.

Area	Value $

Mining Cost Ore	3.06 per tonne mined
Mining Cost Waste	3.53 per tonne mined
Mining Cost Rehandle	2.00 per tonne milled
Process Cost	48.70 per tonne milled
Dewatering	1.40 per tonne milled
G&A Cost	77 (annual)

Exploration, Development and Production

In 2016, the Pueblo Viejo Mine will be focused on improving operational efficiencies. Due to the fixed tailing storage capacity of the operation, there are no current plans for any major exploration and development programs in the near future.

At the Pueblo Viejo Mine, our gold production guidance for 2016 is expected to be between 400,000 and 440,000 ounces. See “Risk Factors – Estimates of Future Production”.

CERRO NEGRO MINE, ARGENTINA

The Cerro Negro Mine, wholly-owned by Goldcorp, is an underground operation located in southern Argentina and a cornerstone of our portfolio.

The scientific and technical information included in the following section has been derived from the technical report entitled Cerro Negro Operations, Santa Cruz Province, Argentina, NI 43-101 Technical Report (the “Cerro Negro Report”) dated effective December 31, 2015 prepared by Andrew Tripp, P.E., Dr. Sally Goodman, P.Geo., Dr. Guillermo Pareja, P.Geo., and Kevin Murray, P.Eng., each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Cerro Negro Mine is located about 345 kilometres by road southwest of the coastal city of Comodoro Rivadavia. Vehicle access to the property is from the coastal city of Comodoro Rivadavia, which is a 2.5 hour flight south of Buenos Aires. From Comodoro Rivadavia, road vehicle access to the project takes approximately six hours. Road vehicle access is also possible from the west side of the project from the town of Perito Moreno, about a 1.5 hour drive. The commercial airport at Balmaceda, Chile is about a five-hour drive to the west of the project. Within the project, a network of internal gravel roads services the various mines, plant and exploration sites.

The mineral tenure consists of 10 mining leases (minas) totalling 21,548 hectares, and three exploration licences (cateos), covering 5,338.8 hectares. Tenure is held in the name of Oroplata SA (“Oroplata”), our wholly-owned subsidiary. Tenure for minas is indefinite, providing that annual payments are made in February and July each year.

A thin, 20 metre wide x 3 kilometre long gap currently exists internal to the tenements and we have initiated the process required to eliminate the gap.

The tenements lie on parts of five estancias (farms), respectively Cerro Negro, El Retiro, La Unión, Mariana and Los Tordos. We have access and occupation agreements in force with the owners of La Unión, Los Tordos, Cerro Negro, and El Retiro estancias; these agreements allow us access to ground that we do not control and allow exploration activities to be conducted.

We also own significant lands in the Cerro Negro Mine area, totalling approximately 11,100 hectares, which lands overlie the Bajo Negro and Vein Zone deposits and adjacent prospects.

Newcrest Mining Ltd. had a royalty interest of $1 million; this royalty has been paid. A 3% royalty is payable to the Province of Santa Cruz, subject to certain adjustments. In addition, there is a Provincial Sustainability Fund royalty of up to 1% net smelter return, and a Municipality Sustainability Fund royalty of 1% of net earnings.

The Cerro Negro Mine operations hold all required permits to support the current mining operations.

History

Gold mineralization was first recognized in the Cerro Negro Mine area in 1992. Minera Newcrest Argentina S.A. (“Newcrest”) undertook a reconnaissance exploration program over the Deseado Massif region in 1993, which identified mineralization at the Eureka, Mariana, El Retiro, Las Margaritas and Vein Zone areas. Newcrest picked up an option over the Silica Cap prospect tenement and applied for additional ground to cover the identified gold anomalous areas.

Newcrest completed geological mapping and sampling in 1995, which identified significant mineralization and identified several anomalous zones. Pegasus Gold International Inc. (“Pegasus”) joint-ventured the Eureka-Mariana portion of the Newcrest tenure in 1996, and undertook reverse circulation drilling and conducted trenching at the San Marcos prospect. Due to non-maintenance and Newcrest dropping its option on the Silica Cap claim, the resulting open ground was staked by MIM Argentina Exploraciones (“MAE”) in June 1995.

In 1997, Newcrest and MAE entered a joint venture and completed geological mapping at the Eureka, Las Margaritas, and Mariana Sur prospects; a soil geochemistry orientation study and mobile metal ion soil geochemistry survey; portable infrared mineral analyzer analysis of clay alteration minerals in samples from reverse circulation holes; preliminary metallurgical studies; trenching; ground magnetics and dipole-dipole induced polarization geophysical surveys; an airborne radiometric and aeromagnetic geophysical survey; and exploration drilling. Newcrest withdrew from the joint venture in early 1999, and MAE gained 100% control of the Cerro Negro Mine.

Oroplata optioned the Cerro Negro Mine from MAE in 2000. Work completed from 2000 to 2003 consisted of evaluation and ground checking of Landsat and ASTER spectral anomalies, reconnaissance mapping and sampling, and reverse circulation drilling.

In December 2003, Andean Resources Limited (“Andean”) entered into an agreement with MAE to acquire a 51% interest in the Cerro Negro Mine, and subsequently acquired a 100% interest through the acquisition of Oroplata Pty Ltd., the parent entity of Oroplata. Andean undertook data validation, geological mapping, reconnaissance rock chip sampling, backhoe trenching, gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetic surveys, petrographic and mineralogical descriptions, and exploration drilling. Mineral Resource estimates were undertaken in each year from 2005 to 2010. A pre-feasibility study was completed in 2008, and a feasibility study was completed in 2010.

Since the acquisition of the Cerro Negro Mine in December 2010, we have completed further drilling, which identified significant additional mineralization at the Mariana Central, Mariana Norte, San Marcos deposits and their extensions, an updated feasibility study in 2011 and completed mine construction. The Cerro Negro Mine achieved commercial production on January 1, 2015.

Geological Setting, Mineralization and Deposit Types

The Cerro Negro gold-silver veins are located near the northwestern margin of the Deseado Massif, a 60,000 square kilometre rigid crustal block in southern Argentina bounded to the north by the Río Deseado, to the south by the Río Chico, to the east by the Atlantic coast, and to the west by the Andean Cordillera.

A late Triassic to late Cretaceous (230–65 Ma) extensional phase, linked to the opening of the South Atlantic Ocean, triggered extensive Mesozoic and Cenozoic magmatism throughout the massif. Magmatic activity commenced in the early Jurassic, with the intrusion of granitoids and eruption of coeval pyroclastic and epiclastic volcanic rocks. Andesitic to rhyolitic volcanism continued through the mid- to late Jurassic, culminating in the deposition of epiclastic sediments in the early Cretaceous.

Basaltic volcanism commenced in the Cretaceous and continued throughout the Cenozoic; volcaniclastic sediments were deposited and tuffs were erupted in the early Tertiary. These units are overlain by extensive Pleistocene fluvial gravel terraces.

Deposits within the Cerro Negro Mine operations are low-sulphidation, epithermal gold–silver vein deposits. The known deposits and prospects at Cerro Negro are distributed along and east of a volcanic–subvolcanic complex flanked and overlain by a series of rhyolite domes. The eruptive products of the rhyolite domes form an ignimbrite apron, which post-dates the mineralization and forms extensive outcrops north and south of the volcanic–subvolcanic complex. These post-mineralization ignimbrites have preserved the epithermal systems, as well as lacustrine sediments, travertine and sinter deposited at the Late Jurassic paleo-surface.

Vein mineralogy depends on the location of veins relative to the Eureka Volcanic-Subvolcanic Complex. Veins within the Complex (Eureka, San Marcos and the Marianas) contain higher silver and gold grades, and the Eureka veins contain abundant adularia and ginguro-style banding. Veins outside the dome and hosted by the Cerro Negro Ignimbrite (Bajo Negro and Vein Zone) contain lower silver grades, coarse pyrite rather than fine sulphides in ginguro bands, and a higher percentage of chalcedony and less adularia and carbonate in the gangue.

Vein textures typical of low-sulphidation epithermal systems include colloform and crustiform banding, cockade, and manganese/iron-oxide matrix breccias. At deeper levels, alternating colloform bands of quartz and adularia are developed, and bonanza gold-silver grades may be associated with dark, fine-grained ginguro sulphide bands.

Exploration

Exploration has been performed by a number of companies, including Newcrest, Pegasus, MAE, Oroplata and Andean. We acquired 100% of the Cerro Negro project in December 2010 in connection our acquisition of Andean.

Work completed includes geological mapping, surface rock sampling, reverse circulation and core drilling, metallurgical testwork, mineral resource and mineral reserve estimation, and engineering and design studies. Andean completed a preliminary assessment, a pre-feasibility study, and a feasibility study on the project.

Drilling

Drilling completed in the Cerro Negro Operations area to December 2015 comprises 307 reverse circulation drill holes (approximately 88,000 metres) and 1,917 core holes (564,000 metres, approximately). Drilling was undertaken by Pegasus, MAE, Oroplata, Andean and Goldcorp, with the majority of the drilling being by Andean and Goldcorp.

No information is available on the Pegasus logging protocols; however, logged geological information has been spot checked where possible and those data are used for geological modeling. For the MAE drilling, core was logged, photographed, and cut on site. During the Oroplata drill programs, chips were logged at the completion of each hole with results recorded in the field on handwritten log sheets and later transferred to a computer format. Prior to the use of geological logging software, core was logged initially on log sheets designed by Andean personnel. In about 2008, DH Logger (a Datamine product) was implemented and used for digital logging of core. Logging data were entered directly into DH Logger. In addition, geotechnical logging was performed. Core recovery and rock quality designation data are routinely collected. All drill core from the Andean programs has been photographed. We continue to utilize DH Logger and logs the same geological features as were logged by Andean.

Collar locations of holes drilled by prior operators were determined by a licensed surveyor using differential GPS instruments. Contracted surveyors have been used from time to time. From 2009 to 2010, the surveyor was an employee of Andean and reported collar locations to the nearest millimetre using a differential GPS unit. Since 2011, surface collar locations and other surface features were determined by our employees using differential GPS. Various Trimble instruments were used. Underground surveys are performed using total station instruments. Some collars are manually measured from points set using total station instruments.

No downhole surveys are available for the Pegasus drilling. Surveys for the MAE and Oroplata drilling were provided in a database, but have no supporting documentation. Andean completed downhole surveys using an Eastman camera for holes drilled up to July 2007, a Reflex system tool for drill holes drilled between July 2007 and September 2008, and a gyroscopic system for holes drilled in 2009 and 2010. We perform downhole surveys of exploration holes with a Reflex Gyro on 10 metre intervals. Infill drilling from underground stations are surveyed using either a Reflex Gyro or a Reflex EZ-TRAC on 3 metre intervals.

Overall, recovery for core samples averaged 93% with 80% of the intervals reporting >95% recovery. Recovery in the veins frequently suffers because of the intense fracturing in the core. Review of the data indicates that there is likely no significant grade/recovery relationship for recoveries >30%.

Pegasus and Oroplata reverse circulation drill holes were sampled every metre. During the MAE programs, sampling was carried out every 2 metres. All reverse circulation holes drilled by Andean have been sampled every metre, with the exception of the first hole drilled at Vein Zone which was sampled every 2 metres. We generally do not perform reverse circulation drilling.

During the MAE programs, core was split in half using a diamond saw and was sampled over 1 metre intervals unless a different interval was required because of the geology. During the Andean programs, core samples collected for analysis were typically 1 metre in length, but ranged from 20 centimetres to 3 metres. Our exploration sampling protocols call for samples to be between 0.5 and 2 metres in length. Samples within the vein are typically 1 metre or less and are often based on differing vein textures. Samples adjacent to the mineralized zones may be up to 2 metres. Sampling protocols for our underground infill samples are to collect samples between 0.3 metres and 1 metre in both un-mineralized and mineralized rock.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the Andean and Goldcorp exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Several independent, primary assay laboratories have been used for routine analyses of surface drilling samples over the Project history, and include SGS Laboratories, Bondar Clegg Laboratories (now ALS Chemex), Alex Stewart Argentina, and Acme Laboratories (now Bureau Veritas). Laboratories are certified and independent of Goldcorp.

In mid-2010, sample preparation was moved to the project site using an onsite laboratory staffed by two Acme employees who were assisted by two of our employees. Onsite preparation ceased in 2013 and is once again carried out at Acme’s Mendoza laboratory.

From June 2013 until December 2015 all underground drill and mine samples were assayed for gold and silver at the on-site laboratory located at Eureka Camp. The on-site laboratory obtained ISO 9001:2008 certification in June 2013 and is not independent.

Beginning in January 2016, all underground diamond drill and mine production samples have been prepared and assayed at Alex Stewart Assayers Argentina SA Perito Moreno facility. This laboratory is independent and is ISO 9001:2008 and ISO 14001:2004 certified. Plant samples will continue to be analyzed on site.

The sample preparation method typically consists of drying, pulverizing and splitting to generate a 200 gram pulp for assay. The pulverization standard has varied from 85% passing -200 mesh to 95% passing 150 mesh. The underground pulverization standard is 90% -140 mesh. At the Eureka Camp on-site laboratory and the Alex Stewart Assayers Argentina SA laboratory in Perito Moreno, samples are analyzed using a 50 gram fire assay to determine gold and silver values.

Assay procedures by Alex Stewart Assayers Argentina SA for the initial Andean drill programs included fire assay on a 50 gram sample using an atomic absorption finish, and a 34 element inductively-coupled plasma package. Samples assaying >10 g/t gold were re-assayed using a gravimetric finish.

From the last Andean drilling phase onwards through our programs to present, Acme has analyzed for gold by fire assay with an atomic absorption finish, for silver by aqua regia digestion with an atomic absorption finish, and aqua regia digestion inductively-coupled plasma /mass spectrometry analysis for a multi element suite. Gold results of >10 g/t and silver results of >100 g/t are re-assayed using a fire assay with a gravimetric finish.

QA/QC measures for Andean and Goldcorp programs include the insertion of blanks, duplicates, and both site-specific and commercially available standards. There has been a strong program of check assaying at Cerro Negro with just over 5% of all samples from 2009 to 2013 originally assayed at Acme being submitted for re-assay to ALS Chemex.

All preparation and handling of samples at the Cerro Negro Project site is done by our workforce, and prior to that, by Andean employees. No information regarding sample security for programs prior to those of Andean is available.

During the Andean programs, samples were placed in steel-wire-reinforced plastic bins and held on-site until a sufficient number of samples have been collected for a shipment. Weekly, a private trucking company transported the samples directly to the Acme preparation laboratory in Mendoza, Argentina. The plastic bins were covered with an impermeable tarpaulin that was only removed upon arrival to the laboratory. After delivery the samples were within Acme’s control and they were responsible for shipping them to the Santiago analytical facility.

Currently, we place five samples in larger plastic bags or burlap sacks that are then securely closed. Shipments of samples are collected from site by an Acme truck whenever a batch of 500 or more samples is ready and transported to the sample preparation laboratory in Mendoza, Argentina. Acme is responsible for delivering the prepared pulps to the Santiago analytical laboratory.

The most recent external data verification review was performed in 2014 and reported on an audit of the project database. The data in the Cerro Negro database for the Bajo Negro, Mariana Central, Mariana Norte, San Marcos and Vein Zone vein systems and other exploration targets were found to be exceptionally free of errors. Errors that were identified were not material and were easily able to be investigated and corrected. The data are of very good quality, reliable and can be depended on for resource estimation.

The review investigated QA/QC results from surface exploration and underground infill drilling programs and concluded:

•	Results indicate that the analytical procedures employed by the analytical laboratories are generally reliable and repeatable;
•	Accuracy and precision are acceptable;
•	Analyses of standards and duplicates indicate that there are no significant biases to suggest over or under-reporting of assay values; and
•	The QA/QC protocols we used are in keeping with best industry practices and adequate to support Mineral Resource estimation and mine planning.

The quality of the analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sampling, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

A number of data verification programs and audits have been performed over Cerro Negro’s history, primarily in support of technical reports, but also to verify that data collected were sufficiently reliable for the purposes of Mineral Resource and Mineral Reserve estimation.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the Mineral Reserve estimation for the Cerro Negro Mine as of December 31, 2015:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)(7)(8)

		Grade		Contained Metal
Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (millions of ounces)	Silver (millions of ounces)

Proven	5.02	10.58	94.38	1.71	15.23
Probable	10.00	9.17	64.81	2.95	20.84
Proven + Probable	15.02	9.64	74.69	4.66	36.07

(1)

The Mineral Reserves for the Cerro Negro Mine set out in the table above have been prepared under the supervision of Andrew Tripp, P.E., Technical Services Manager, Cerro Negro, at Goldcorp, and a qualified person under NI 43-101.

(2)	The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards.
(3)	Mineral Reserves are estimated based on a gold price of $1,100 per ounce and a silver price of $16.50 per ounce. A long term exchange rate of US$1= ARS$16.85.
(4)

For underground estimates, a cut-off grade ranging from 4.91 to 5.56 g/t gold equivalent is used as an economic indicator only, and is dependent upon deposit location. Operating costs used for cut-off grade derivation range from $149.00 to $160.00 per tonne (underground mining: range $49–60 per tonne; processing: $38.00 per tonne; G&A: $62.00 per tonne) and $31 per tonne for the Vein Zone open pit. The Vein Zone cut-off grade is 1.13 g/t gold equivalent.

(5)

The estimated gold metallurgical recovery rate is 95% for Eureka, Mariana Centra and Mariana Central SE / Emilia deposits, and 90% for Mariana Norte, Mariana Norte Este Beta, San Marcos, Bajo Negro and Vein Zone deposits. Silver metallurgical recovery is estimated at 83% for Eureka, Mariana Central, and Mariana Central SE / Emilia deposits; 75% for San Marcos and Bajo Negro deposits, 70% for Mariana Norte and Mariana Norte Este Beta deposits, and 60% for the Vein Zone deposit.

(6)

Underground mining dilution assumes a minimum mining width of 3.0 metre and a minimum 1.0 to 1.25 metre overbreak on each stope sidewall depending upon zone, and dilution grade estimated from the block model. Open pit mining dilution is taken into account through the chosen block size which represents the expected SMU. The minimum mining width is 3 metres in both open pit and underground.

(7)	Underground mineral reserves take into account a 98% mining recovery and open pit mining 100% recovery.
(8)	Tonnages and ounces are rounded to the nearest 10,000 tonnes and 10,000 ounces respectively, grades are rounded to two decimal places; numbers may not sum due to rounding.

We believe that the major risk factors that can affect the Mineral Reserves estimates are: exchange rate assumptions, capital and operating cost assumptions, royalties and taxes, geotechnical stability, dilution assumptions, environmental and permitting status, and maintaining a social license to operate.

The following table sets forth the Mineral Resource estimations for the Cerro Negro Mine as of December 31, 2015:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)(8)(9)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes (million)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (millions of ounces)	Silver (millions of ounces)

Measured	1.35	4.99	51.62	0.22	2.24
Indicated	5.53	5.97	38.58	1.06	6.86
Measured + Indicated	6.88	5.78	41.14	1.28	9.09
Inferred	2.17	7.19	44.68	0.50	3.11

(1)

The Mineral Resources for the Cerro Negro Mine set out in the table above have been prepared under the supervision of Guillermo Pareja, P.Geo., Manager of Mineral Resources at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves and do not include dilution.
(3)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability. Based on a gold price of $1,300 per ounce and a silver price of $19.00 per ounce.

(4)

Mineral Resources are reported at a gold price of $1,300 per ounce, a silver price of $19 per ounce, and long term exchange rate of US$1= ARS$16.85; Mineral Resources are defined within Lerchs–Grossmann pit shells or have been confined using appropriate underground mining constraints.

(5)

The cut-off grade for the Vein Zone open pit is 0.95 g/t gold equivalent. The cut-off grade for the underground deposits ranges from 3.57 to 4.03 g/t gold equivalent. For equivalency purposes a silver:gold ratio of between 78.31 and 87.97 silver to one gold is used for the underground deposits, depending on the deposit; a silver:gold ratio of 102.63 is used for the Vein Zone open pit deposit. Operating costs used for cut-off grade derivation for the underground deposits range from $128.00 to $137.00 per tonne (range $45 to 50 per tonne; processing: $33.00 per tonne; G&A: $50.00 per tonne). Operating costs used for cut-off grade calculations for the Vein Zone comprise $6 per tonne mining cost, $2 per tonne processing cost, and $31 per ounce G&A costs.

(6)

The estimated gold metallurgical recovery rate is 95% for Eureka, Mariana Central and Mariana Central SE/Emilia deposits, and 90% for Mariana Norte, Mariana Norte Este Beta, San Marcos, Bajo Negro and Vein Zone deposits. Silver metallurgical recovery is estimated at 83% for Eureka, Mariana Central, and Mariana Central SE/Emilia deposits; 75% for San Marcos and Bajo Negro deposits, 70% for Mariana Norte and Mariana Norte Este Beta deposits, and 60% for the Vein Zone deposit.

(7)	Tonnages and ounces are rounded to the nearest 10,000 tonnes and 10,000 ounces respectively, grades are rounded to two decimal places.
(8)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(9)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

Factors that may affect the estimates include metal prices and exchange rate assumptions; assumptions which are to constrain Mineral Resources, including mining, processing and general and administrative costs, metal recoveries, geotechnical and hydrogeological assumptions; and assumptions that the operation will maintain the social licence to operate.

Mining Operations

With the exception of the Vein Zone, all deposits will be mined by underground mining methods.

A combination of transverse and longitudinal long-hole sublevel stoping methods with cemented rock backfill are currently being used at the Eureka and Mariana Central mines. The determination of which method is used is made based on geometries and the rock quality. Generally, transverse stoping is used in wider ore zones and areas where high grades along the contact require parallel drilling. Longitudinal stoping is used whenever practical in narrower zones to reduce development requirements. In certain areas, a modified Avoca mining method is used, which constitutes a longitudinal long-hole method with a rolling backfill front following the mining of ore in a single direction along strike. These methods are planned to be used to mine the other underground deposits at Cerro Negro Mine.

Ore extraction is carried out by load–haul–dump vehicles with capacities ranging from 4.0 cubic metres to 5.4 cubic metres. These units muck the ore from the stopes and haul it to a temporary stockpile located in the haulage drift or directly to trucks. Then the ore is loaded into trucks with capacities between 33 tonnes and 40 tonnes to be hauled to the surface and dumped, depending on grade, into high-, medium-, low- or marginal-grade stockpiles. The ore is then transported to the plant in haul trucks with capacities of 35 tonnes to 40 tonnes.

The mine plan for the Vein Zone deposit considers a two-phase open pit operation, in order to allow quicker access to ore and a smoother ore flow and stripping ratio over the life of the pit. Both phases will be mined concurrently with the underground mines. The Vein Zone will be mined using standard open pit mining methods using drilling, blasting, loading and hauling operations at a scale suitable for selective ore mining.

Following the declaration of commercial production on January 1, 2015, Cerro Negro Mine successfully ramped up throughout 2015 with steady improvements in both plant performance and in the availability of stoping areas at both the Eureka and Mariana Central operations.

Surface mining is not planned in 2016 and Cerro Negro Mine will continue to evaluate potential surface mining opportunities to provide a supplemental source of additional mill feed.

The mine plan includes maintaining a stockpile of ore on the run-of-mine pad near the crusher. At the end of 2015, the surface ore stockpile consisted of 71,000 tonnes.

Waste storage has been designed for Eureka, Baja Negro, Mariana Norte, Mariana Central and San Marcos. During backfilling, the waste stockpiles will be totally consumed. Waste from Vein Zone’s LOM will be stored in a single waste dump. We are not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the Cerro Negro Mine deposits.

Processing and Recovery Operations

The Cerro Negro processing plant consists of conventional metallurgical technology suitable for the style of ore mineralization. The process plant and associated service facilities process run-of-mine ore delivered to the primary crusher. The process encompasses crushing and grinding of the run-of-mine ore, agitated leaching, counter-current decantation, solution clarification, zinc precipitation and smelting to produce gold/silver bars that are shipped to a refinery for further processing. The counter-current decantation tailings are washed to recover cyanide prior to being detoxified and pumped to the tailings storage facility. The plant commenced initial feed on July 5, 2014 and first gold was poured on July 25, 2014. The plant is expected to process 4,000 metric tonnes per day once the mines have ramped-up to full production capacity.

LOM production as of December 31, 2015 was 1.63 Mt processed at 13.72 g/t gold and 204.2 g/t silver. Approximately 659,000 ounces of gold and 8.3 million ounces of silver have been poured over the life of mine as of December 31, 2015.

The Cerro Negro Mine produces and sells a gold and silver doré to generate revenue. Cerro Negro Mine’s bullion is sold to our trading entity located in Switzerland. After the refining process, the trading entity’s in-house marketing experts sell bullion on the spot market at prices fixed by the London Bullion Market Association.

Infrastructure, Permitting and Compliance Activities

Water for potable and industrial use at Cerro Negro Mine is supplied from bored wells at various locations. Permanent power from the national grid was achieved on February 2, 2015. The Cerro Negro Mine has no formal settlements within its boundaries and the closest towns are Perito Moreno (population 4,200), located approximately 75 kilometres by road, and Las Heras (population 12,206), which is located 107 kilometres to the northeast and can provide basic services. Most supplies and services are sourced from Caleta Olivia, Comodoro Rivadavia or Buenos Aires. There is an available workforce that requires continuous training.

All required Argentine State and Federal permits have been obtained. Compliance with the permits is closely monitored by our workforce and government personnel. Applications for new permits are submitted in a timely manner to ensure no stoppages because of the lack of permits.

Environmental baseline studies and on-going environmental monitoring exceed the minimum requirements of the applicable regulatory agencies. Reporting is current and in accordance with Argentine law.

Capital and Operating Costs

Capital cost estimates are based on the latest mine construction data, budgetary figures and quotes provided by suppliers. Capital cost estimates include funding for infrastructure, mobile equipment, development and permitting, and miscellaneous costs. Infrastructure requirements were incorporated into the estimates as needed. Sustaining capital costs reflect current price trends.

Area	Life-of-Mine ($ million)

Sustaining	903.6

Expansionary	1.6
Total	905.2

Operating cost estimates are based on the 2016 LOM budget, which includes estimates from first principles for major items and allowances or estimates for minor costs. The estimated average annual operating cost is $154 per tonne once the operations reach steady-state production. This consists of $38 per tonne for processing, $55 per tonne for mining, $59 per tonne for general and administrative costs, and $2 per tonne for other costs. Inflation of future capital and operating costs in local currency is expected to be offset by devaluation of the local currency with respect to the US$.

Area	Life-of-Mine ($ per tonne)

Process Plant	38.00

Mining Operations	55.00

G&A & Other	61.00
Total	154.00

Exploration, Development and Production

Significant exploration potential remains within the Cerro Negro Mine. Regionally, the epithermal low-sulphidation gold–silver-bearing quartz veins occur in two belts. Significant potential exists to increase the known mineralization of the West Belt by continued drilling of the currently known gold–silver quartz veins. Exploration of known veins in the East Belt is also continuing.

Continued geologic mapping and prospecting between the East and West belts in the central portion of the property will focus on extending mineralized zones beneath relatively thin post-mineral cover dominated by alluvium and lacustrine sedimentary units.

The veins for which Mineral Resources have been estimated to date are still expected to have potential for expansion either along strike or down dip.

At the Cerro Negro Mine, gold production guidance for 2016 is expected to be between 475,000 and 525,000 ounces. See “Risk Factors – Estimates of Future Production”.

RISK FACTORS

Our business is the operation, exploration, development and acquisition of mining properties. Due to the high-risk nature of our business, our operations are speculative. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of gold, silver, copper, lead and zinc including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. Although appropriate precautions to mitigate these risks are taken, these risks cannot be eliminated.

The exploration for and development of mineral deposits also involves significant risks. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are typically required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by us or any of our joint venture partners will result in a profitable commercial mining operation.

In particular, we remain focused on advancing our gold projects. However, our ability to maintain, or increase, our annual production of gold, silver, copper, lead, and zinc depends in significant part on our ability to bring these projects into production and to expand existing mines. Although we utilize the operating history of our existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines.

Although our activities are primarily directed towards mining operations, our activities also include the exploration for, and development of, mineral deposits. We must continually explore to replace and expand our Mineral Reserves and Mineral Resources as our mines produce gold, silver, copper, lead and zinc. Our ability to maintain or increase our annual production of gold, silver, copper, lead and zinc depends in significant part on our ability to find new Mineral Reserves and Mineral Resources, to bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. There is no assurance that we will be able to maintain or increase our annual production, bring new mines into production or expand the Mineral Reserves and Mineral Resources at our existing mines.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); the particular attributes of the deposit, such as size, grade and metallurgy; expected recovery rates of metals from the ore; proximity to infrastructure and labour; the availability and cost of water and power; anticipated climatic conditions; cyclical metal prices; fluctuations in inflation and currency exchange rates; higher input commodity and labour costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Some of our development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may adversely affect our business.

Although our feasibility studies are generally completed with our knowledge of the operating history of similar ore bodies in the region, the actual operating results of our development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects. Future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new projects may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on our results of operations and financial position.

We are concentrated in the gold mining industry, and as such, we may be sensitive to changes in, and our performance will depend to a greater extent on, the overall condition of the gold mining industry. We may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting us more than the market as a whole, as a result of the fact that our operations are concentrated in the gold mining sector.

Commodity Prices

The majority of our revenues are derived from the sale of gold and silver, and to a lesser extent, copper, lead and zinc. The price of our Common Shares, our financial results and exploration, and our development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond our control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc have fluctuated widely in recent years, and future price declines could cause continued development of and commercial production from our properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties. Future production from our mining properties is dependent on gold, silver, copper, lead and zinc prices that are adequate to make these properties economically viable.

Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold, silver, copper, lead and zinc prices could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our Mineral Reserve estimates and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Estimates of Future Production

We prepare estimates and projections of our future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, our costs of production, our ability to sustain and increase production levels, the sufficiency of our infrastructure, the performance of our workforce and equipment, our ability to maintain and obtain mining interests and permits and our compliance with existing and future laws and regulations. Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans;

unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on our future cash flows, business, results of operations and financial condition.

Foreign Operations

The majority of our foreign operations are conducted in Mexico, Guatemala, Argentina, the Dominican Republic and Chile, and as such our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Barbados, Switzerland, Mexico, Guatemala, Argentina, the Dominican Republic and Chile or any of the countries in which our operations or business is located, could result in an increase in our taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in our profits being subject to additional taxation or that could otherwise have a material adverse effect on us.

Changes, if any, in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile, Barbados or Switzerland may adversely affect our operations or profitability. Operations may be affected to varying degrees by government regulations with respect to, but not limited to: restrictions on production; price controls; export controls; import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies; currency remittance; income taxes; expropriation of property; foreign investment; maintenance of mineral claims; environmental legislation; land use; surface land access; land claims of local people; water use; and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as partners with carried or other interests.

Risk factors specific to certain jurisdictions are described separately. See “Economic and Political Instability in Argentina” and “Security”. The occurrence of the various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

Capital Cost and Operational Cost Estimates

We prepare budgets and estimates of cash costs and capital costs of production for each of our operations and our main costs relate to material costs, workforce and contractor costs, energy costs and closure and reclamation costs. However, despite our best efforts to budget and estimate such costs, including any targeted cost reductions, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects and operating mines may be prone to material cost overruns. Our actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour issues, labour shortages, strikes or community blockades. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond our control. Failure to achieve estimates or material increases in costs could have an adverse impact on our future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project, or cost overruns or operational difficulties once the project is fully developed, may have a material adverse effect on our business, results of operations and financial condition.

Recently Opened Mines

Our recently opened mines, Cerro Negro Mine and Éléonore Mine, and our expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

Our production forecasts are based on full production being achieved at all of our mines, including the mines that commenced commercial production in 2015, and our ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines may be lower than anticipated if the anticipated full production rate cannot be achieved.

Government Regulation

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although our mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on us. In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may adversely affect our costs of operations and financial results.

In addition, governments continue to struggle with deficits and concerns over the effects of depressed economies, which has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local goods, supplies and employment of local and community staff or contractors or other benefits to be provided to local residents.

We believe that the governments in the countries in which we operate are relatively stable for foreign investment. However, the occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which we operate that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.

Ejido Land Claims

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are more than 20 ejido communities in the vicinity of our Mexican mining operations and ejido lands cover most of the lands used by us for our current mining operations at Peñasquito and Los Filos Mines. We enter into temporary occupation agreements ranging from five to 30 years with the ejido communities which allow us to use the surface of the lands for our mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time we may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause suspension of operations, delays to projects, and on occasion, may lead to legal disputes.

Health Hazards and Personal Safety

Mining operations generally involve a high degree of risk. The people involved in our operations are subject to many inherent health and safety risks and hazards, including, but not limited to, rock bursts, cave-ins, flood, falls of ground, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. We experienced a fatality on November 25, 2015 at the Musselwhite Mine. Our vision of making Goldcorp “Safe Enough for Our Families” is well understood by our employees and we continue to advance safety performance across all regions of our operations and projects and have put an additional focus on several key areas, including: (a) increased management visibility in the field through employee engagements; (b) improved risk identification and communication across Goldcorp; (c) requiring all workers to carry and use the “Golden Guide”; and (d) improvement of emergency response capabilities for all locations. In addition, we have developed and implemented effective management systems to identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment. Although these precautions to mitigate these risks have been taken, these risks cannot be eliminated and may adversely affect our reputation, business and future operations. See also, “Description of the Business – Sustainability” and “Description of the Business – Occupational Health and Safety Policy.”

Current Global Financial Condition

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling oil and currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, excluding the United States, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond our control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may affect our business.

We are also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold our cash; (ii) companies that have payables to us, including concentrate customers; (iii) our insurance providers; (iv) our lenders; (v) our other banking counterparties; (vi) companies that have received deposits from us for the future delivery of equipment; and (vii) joint venture partners. We are also exposed to liquidity risks in meeting our capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to us. Furthermore, actions taken by Central Banks to impact fiscal and monetary policies have increased levels of volatility and market turmoil. As a result of this uncertainty, our planned growth could either be adversely or positively impacted and the trading price of our securities could either be adversely or positively affected.

Corruption, Bribery and ESTMA Reporting

Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which we conduct business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third party agents. Although we have adopted a risk-based approach to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures are not always effective in ensuring that Goldcorp, our employees, contractors or third party agents will comply strictly with such laws. If we finds ourselves subject to an enforcement action or in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation and results of our operations.

In addition, the Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups, although there is a two year moratorium on disclosure of Canadian First Nations. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). We will be required to commence reporting in 2017. If we find ourselves subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

Economic and Political Instability in Argentina

The Cerro Negro Mine is located in the province of Santa Cruz in Argentina. While there continues to be risks relating to the uncertain and unpredictable political and economic environment in Argentina, following the December 10, 2015 federal election, the new Argentine government has taken steps to reduce or remove the controls and restrictions on capital flows and foreign exchange, including removing the restriction on dividends and royalty payments, subject to the availability of the Central Bank reserves. In addition, import restrictions, including licensing, have eased, and an export tax ranging from 5 to 10% on metals has been eliminated. Inflation remains a challenge in Argentina. The current government has taken several steps to reduce inflation, which is expected to range from 20 to 25% in 2016. Maintaining operating revenues in Argentine pesos could also expose us to the risks of peso devaluation and high domestic inflation. Notwithstanding the aforementioned recent federal financial policy and regulatory changes, historical controls and restrictions may continue to adversely affect our ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Accordingly, we will continue to closely monitor the financial and economic situation in Argentina and its impact on our business and financial position.

At the provincial level, in December 2015 the new Santa Cruz government abrogated the mining real estate tax law, which had been in place since 2013. The provincial government’s lack of funds to finance public works and community projects creates a risk of future financial demands from the government on mining companies. The suspension of a public works program launched by the previous Santa Cruz provincial government has triggered ongoing roadblocks throughout the province by local community members and unions. These roadblocks have not caused disruptions at the Cerro Negro Mine. However, there is no assurance that disruptions from roadblocks will not occur in the future that could affect access to, and operations at, the Cerro Negro Mine.

In addition, on September 30, 2015, we experienced a work stoppage by miners represented by the Asociacion Obrera Minera Argentina (“AOMA”), Province of Santa Cruz delegation at the Cerro Negro Mine. The miners returned to work on October 5, 2015 and a settlement was subsequently reached. Since October 5, 2015, operations at the Cerro Negro Mine have continued without interruption. However, there is no assurance that issues with the AOMA will not occur in the future which could affect operations at the Cerro Negro Mine.

Security

In recent years, criminal activity and violence has increased in Mexico and spread from border areas to other areas of the country and neighbouring Guatemala. Violence between the drug cartels and human trafficking organizations and violent confrontations with authorities has steadily increased. As well, incidents of violent crime, kidnapping for ransom and extortion by organized crime have increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime. Our sites have taken a variety of measures to protect employees, property and production facilities from these security risks. We also regularly review the safety of access routes and the physical security of our installations. Notwithstanding these measures, incidents of criminal activity, trespass, theft and vandalism have occasionally affected our employees, contractors and their families.

Although we have implemented measures to protect our employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents, in the future, will not have a material adverse effect on our operations, especially if criminal activity and violence continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to employees, contractors or visitors, decrease operational efficiency due to employee absenteeism and other factors, increase community tensions or otherwise adversely affect our ability to conduct business.

Stakeholder Relations

Various international and national laws, codes, resolutions, conventions, guidelines and other directives relate to human rights (including rights with respect to the environment, health and safety surrounding our operations). In addition, we operate in some areas presently or previously inhabited or used by indigenous peoples. Many of these directives impose obligations on government and companies to respect human rights and the rights of indigenous people. Certain directives mandate that government consult with communities surrounding our projects and mines regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits.

The obligations of government and private parties under the various international and national directives pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation and operations.

Certain directives mandate that government consult with indigenous people regarding government actions that may affect indigenous people, including actions to approve or grant mining rights or permits.

ILO Convention 169, which has been ratified by Argentina, Chile, Guatemala, and Mexico, is an example of such an international convention. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. Examples of developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7, which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action, such as the granting of mining concessions or approval of mine permits.

Our current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of our projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation and operations.

Opposition by any of the aforementioned groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines, in some cases, causing increased cost and considerable delays to the advancement of our projects.

Environmental Risks and Hazards

Our operations are subject to environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Recent occurrences of tailings dam failures may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on our reputation.

Furthermore, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

In addition, production at certain of our mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While appropriate steps are taken to prevent discharges of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against. See “Insurance and Uninsured Risks”.

There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. For example, the Argentinean Congress approved legislation that restricts mining and other industrial activities in areas where glaciers are present. In addition, several provincial governments in Argentina have adopted prohibitions on open pit mining. Although such restrictions do not currently affect any of our projects, if legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which we operate, there would be a serious and adverse impact on our results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which our operations rely on the use of cyanide, it would have a significant adverse impact on us as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.

Availability of Supplies

Certain raw materials and supplies used in connection with our operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). An increase in global demand for such resources and a corresponding decrease in the supplier’s inventory will likely cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules. Although we make efforts to ensure that there are contingency plans in place in the event of a shortfall of supply, if a supplier is unable to adequately meet our requirements over a significant period of time and we are unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on our business, results of operations and financial condition.

Availability of Key Executives and Other Personnel

We are dependent on the services of key executives, including, among others, our President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The success of our operations is also dependent on our highly skilled and experienced workforce. There continues to be competition over highly skilled experienced workers. In part this competition arises from the lower number of new workers entering the mining industry during the industry downturn in the late 1990’s and early 2000’s. In addition, the development of new mines in geographic areas without an established mining industry requires training of inexperienced workers to staff these new mines. Although we place a high priority on hiring and retaining key talent, as well as embracing technology that diminishes the impact of workplace shortages, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

Permitting

Our operations in each of the jurisdictions in which we operate are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of our properties, we must receive permits from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action.

There can be no assurance that we will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

Climate Change

We acknowledge climate change as an international and community concern and we support and endorse various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect that this will result in increased costs at some of our operations.

In addition, the physical risks of climate change may also have an adverse effect on our operations. These risks include the following:

Sea level rise: Our operations are not directly threatened by current predictions of sea level rise. All of our operations are located well inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to our operations and products from those operations to world markets.

Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions, however, extended disruptions to supply lines could result in interruption to production.

Resource shortages: Our facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, our production efficiency is likely to be reduced.

Although we make efforts to mitigate the physical risks of climate change by ensuring that extreme weather conditions are included in emergency response plans as required, there can be no assurance that these efforts will be effective and that the physical risks of climate change will not have an adverse effect on our operations and therefore profitability.

Infrastructure, Water, and Tailings

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect our business, financial condition and results of operations.

A key operational risk is the availability of sufficient power and water supplies to support mining operations. Large amounts of power and large volumes of water are used in the extraction and processing of minerals and metals. Certain of our property interests are located in remote, undeveloped areas and the availability of infrastructure such as water and power at a reasonable cost cannot be assured. Conversely, other of our properties are located in areas that have many competing demands for power and water and access to sufficient supplies will need to be negotiated by Goldcorp. Power and water are integral requirements for exploration, development and production facilities on mineral properties. For example, a water and tailings study was completed at the Peñasquito mine, and as a result, the Northern Well Field (“NWF”) project is expected to provide a long term solution for water supply to the Peñasquito Mine. Completion of the NWF is expected to be in the fourth quarter of 2016. Even once the NWF project is operational, there can be no assurance that it will completely mitigate the risk of water shortages in the future.

Our ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; problems that can affect local supplies; delivery; and relevant regulatory regimes.

An increase in prices of power and water supplies, including infrastructure, could also negatively affect our business, financial condition and results of operations. Establishing such infrastructure for our development projects will, in any event, require significant resources, identification of adequate sources of raw materials and supplies and necessary cooperation from national and regional governments, none of which can be assured. There is no guarantee that we will secure these power, water and access rights going forward or on reasonable terms.

Tailings facilities can pose a certain level of risk at our mine sites regarding geotechnical and geochemical aspects. To manage this risk, we implemented a Tailings Stewardship Program in 2014, which embeds additional rigor in the management of our tailing facilities, such as ongoing dam evaluations, risk assessments, operations, surveillance and management plans, and innovation sharing. The Tailings Stewardship Program also involves reviewing operator training and requires an Engineer of Record for every site and, at a minimum, annual third-party review for all tailings and water dams.

Reclamation Costs

We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.

As of December 31, 2015, we have provided the appropriate regulatory authorities with $296 million in reclamation financial assurance for mine closure obligations in the various jurisdictions in which we operate. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. However, the regulatory authorities may require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.

Although we have currently made provisions for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our operating results and financial condition.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that we incur in our operations. Gold, silver, copper, lead and zinc are sold in United States dollars and our costs are incurred principally in United States dollars, Canadian dollars, Mexican pesos, Guatemalan quetzal, Dominican Republic pesos, Argentine pesos and Chilean pesos. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in United States dollar terms. We also hold cash and cash equivalents that are denominated in foreign currencies that are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. We are further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. We have a financial risk management policy that includes hedging our foreign exchange exposure to reduce the risk associated with currency fluctuations. We have entered into Canadian dollar and Mexican peso currency hedge contracts to purchase the respective foreign currencies at pre-determined United States dollar amounts. These contracts were entered into to normalize operating, capital and general and administrative expenses incurred by our foreign operations expressed in United States dollar terms. In accordance with our financial risk management policy, we may hedge up to 50% of our expenditures over any 12 months on a going forward basis, up to 30% of our expenditures over any 13 to 24 months on a going forward basis and up to 10% of our expenditures over any 25 to 36 months on a going forward basis. See also “Hedging” below.

Joint Ventures

We hold an indirect 40% interest in the Pueblo Viejo Mine, with the remaining 60% interest held indirectly by Barrick, an indirect 50% interest in the Corridor Project, with the remaining 50% interest held indirectly by Teck, and an indirect 37 1⁄2% interest in the Alumbrera Mine, the other 12 1⁄2% and 50% interests held indirectly by Yamana Gold Inc. and Glencore Queensland, respectively. Our interest in these properties is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests held through joint ventures, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability to exert influence over certain strategic decisions made in respect of joint venture properties; (iii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

To the extent that we are not the operator of our joint venture properties, the success of any operations will be dependent on the operators for the timing of activities related to these properties and we will be largely unable to direct or control the activities of the operators. We are subject to the decisions made by the operator in the operation of the property, and will rely on the operators for accurate information about the properties. Although we expect that the operators of the properties in which we own an interest will operate these properties with the highest standards and in accordance with the respective operating agreements, there can be no assurance that all decisions of the operators will achieve the expected goals.

Acquisition Strategy

As part of our business strategy, we have sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Goldcorp. Ultimately, any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and workforce of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers, contractors and other stakeholders; the acquired business or assets may have unknown liabilities which may be significant; there may be delays as a result of regulatory approvals; and we may be exposed to litigation (including actions commenced by shareholders) in connection with the transaction.

In the event that we choose to raise debt capital to finance any such acquisition, our leverage will be increased. If we choose to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisition with our existing resources.

We cannot provide assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit our business. Furthermore, there can be no assurance that we would be successful in overcoming the risks identified above or any other problems encountered in connection with such acquisitions.

Reputational Risk

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to Goldcorp and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Ore/Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver, copper, lead or zinc recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver, copper, zinc or lead prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of our ability to extract these Ore/Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.

See also “Introductory Notes – Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources.”

Indebtedness

As of December 31, 2015, we had aggregate consolidated indebtedness of $2,688 million (including the $1.5 Billion Senior Notes and the $1.0 Billion Senior Notes), various credit facilities in Argentina and the Credit Facility. We have currently drawn $250 million under the Credit Facility. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other business opportunities. In addition, there is currently a total of $579 million drawn by PVDC under the financing arrangements for the Pueblo Viejo Mine (Barrick (60%) and Goldcorp (40%)). In addition, we have letters of credit outstanding that support our various operations in an aggregate amount of $604 million.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or eliminating dividends, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, the ratings assigned to our outstanding indebtedness may change as the result of the incurrence of additional debt.

The terms of our Credit Facility require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present, given our strong balance sheet, these covenants do not restrict our ability to conduct our business as presently conducted, there are no assurances that in future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under our Credit Facility and would allow the lenders to accelerate our debt.

Interest rate risk is the risk that the fair values and future cash flows of our financial instruments will fluctuate because of changes in market interest rates. We are exposed to interest rate cash flow risk primarily on our outstanding debt subject to floating rates of interest, our share of the Pueblo Viejo Mine project financing, our cash and cash equivalents, and interest-bearing receivables. We are exposed to interest rate fair value risk primarily on our debt subject to fixed rates of interest. We monitor our exposure to interest rates on an ongoing basis.

Additional Capital

The mining, development, expansion and exploration of our properties, will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. Although we expect to finance our operations and development costs with anticipated cash-flows, with our existing assets (including cash and cash equivalents) and with our Credit Facility, if necessary, we may require additional capital to fund our costs, especially if there is a significant decrease in metal prices. Failure to obtain any necessary additional financing may result in delaying or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us.

Hedging

Currently, our policy is to not hedge future gold sales. We currently hedge lead, zinc and copper to manage price exposure to fluctuations in those base metals. We also hedge our diesel fuel price exposure and foreign currencies exposures to manage adverse price movements impacting costs specific to diesel fuel prices and foreign currencies.

There is no assurance that a hedging program designed to reduce the price risk associated with fluctuations in base metals, diesel fuel prices or foreign currencies will be successful. Although hedging may protect us from an adverse price change, it may also prevent us from benefiting fully from a positive price change.

Peñasquito Mine Concentrate Transportation and Marketing Risk

Concentrates containing combinations of gold, silver, lead and zinc are produced in large quantities at the Peñasquito Mine and loaded onto highway road vehicles for transport to in-country smelters or to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. We could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, weather conditions and environmental liabilities in the event of an accident or spill. We could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond our control, which in both cases could have a material adverse effect on our operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Peñasquito Mine’s products will be entered into on acceptable terms or at all.

Litigation

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. As a result of the development of the business and the structure of Goldcorp, we may also face historical claims. We cannot reasonably predict the likelihood or outcome of any such actions. If we are unable to resolve such disputes favourably, it may have a material adverse impact on our financial performance, cash flow and results of operations.

Information Systems Security Threats

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Labour and Employment Matters

While we believe that we have good relations with both our unionized employees and non-unionized employees and contractors, production at our mining operations is dependent upon the efforts of our employees and contractors. In addition, relations between us and our employees and contractors may be impacted by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business or restructuring efforts that we may undertake from time to time. Adverse changes in such legislation or in the relationship between us and the unions, our employees and contractors may have a material adverse effect on our business, results of operations and financial condition.

Land Title

Although we or our agents have reviewed the title to the properties we own, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. Any defects in the title to the properties we own could have a material and adverse effect on our cash flow, results of operations and financial condition.

Share Prices of Investments

Our investments in securities of other public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond our control, including, quarterly variations in the subject companies’ results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Such market fluctuations could adversely affect the market price of our investments and the value we could realize on such investments.

Insurance and Uninsured Risks

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Market Price of our Securities

Our Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices or in our financial condition or results of operations as reflected in our quarterly earnings reports.

As a result of any of these factors, the market price of our Common Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for these directors and officers to be in a position of conflict. As a result of such conflict, we may be required to forego the opportunity to participate in certain transactions. Any decision made by any of these directors and officers involving Goldcorp will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Goldcorp and our shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws, and in accordance with the Board Guidelines and Code of Conduct.

DIVIDENDS

Our current policy is to pay a monthly dividend on our Common Shares and on March 7, 2016, we declared a monthly dividend of $0.02 per Common Share, payable on March 28, 2016. Commencing April 1, 2016, our dividend schedule will be amended and our dividend will be paid quarterly.

In 2015, the dividend paid was $0.45 per Common Share (monthly payments of $0.05 per Common Share until July 2015, and thereafter monthly payments of $0.02 per Common Share). In 2014, the dividend paid was $0.60 per Common Share (monthly payments of $0.05 per Common Share). In 2013, the dividend paid was $0.60 per Common Share (monthly payments of $0.05 per Common Share).

Although we expect to continue paying a cash dividend, future dividends will be at the discretion of the Board and will subject to factors such as our cash flow, results of operations and financial condition of Goldcorp and our subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares. As of December 31, 2015 and March 28, 2016, 830,337,000 Common Shares and 832,223,802 Common Shares were issued and outstanding, respectively. Holders of Common Shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Goldcorp are entitled to receive on a pro-rata basis the net assets of Goldcorp after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

RATINGS

The following table sets out our corporate and debt ratings by the rating agencies indicated as at March 28, 2016:

Standard & Poor’s	Moody’s Investors Service	Fitch Ratings
BBB+	Baa3	BBB
negative outlook	negative outlook	stable outlook

Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. Ratings AAA to BBB- are considered investment grade, and BB+ to D are considered speculative grade. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. Positive means that a rating may be raised; negative means that a rating may be lowered; stable means that a rating is not likely to change; developing means a rating may be raised or lowered and N.M. means not meaningful. The BBB rating is the fourth highest of the investment grade ratings. According to the S&P, an obligor rated BBB has adequate capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely, depending upon the pace of new credit developments which materially affect the issuer’s credit profile. On average, after the initial assignment of a positive or negative rating outlook, the next rating action – either a change in outlook, a rating review, or a change in rating – has followed within about a year, but outlooks have also remained in place for much shorter and much longer periods of time. The next rating action subsequent to the assignment of a negative (positive) rating outlook has historically been a downgrade or review for possible downgrade (upgrade or review for possible upgrade) about one half of the time; rating actions in the opposite direction are less common.

Fitch Ratings Ltd. (“Fitch Ratings”) credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories AAA to BBB (investment grade) and BB to D (speculative grade). The ratings from AA to B may be modified by the addition of a plus (+) or minus (–) sign to show relative status within the major rating categories. The BBB rating is the fourth highest of eleven major categories. According to Fitch Ratings’ system, BBB ratings indicate good credit quality and that the expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. An outlook indicates the direction a rating is likely to move over a one- to two-year period. They reflect financial or other trends that have not yet reached the level that would trigger a rating action, but which may do so if such trends continue. Positive or negative rating outlooks do not imply that a rating change is inevitable and, similarly, ratings with stable outlooks can be raised or lowered without a prior revision to the outlook, if circumstances warrant such an action.

We understand that the ratings are based on, among other things, information furnished by us to the above ratings agencies and information obtained by the ratings agencies from publicly available sources. The credit ratings given to our corporate debt by the rating agencies are not recommendations to buy, hold or sell debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to our corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this annual information form. See also “Risk Factors”.

We have made payments to S&P and Moody’s in connection with the assignment of ratings to our long-term debt and with the confirmation of such ratings in connection with the offering of the securities. In addition, we have made payments in respect of certain other services provided to us by each of S&P and Moody’s during the last two years.

MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the NYSE under the symbol “GG” and on the TSX under the symbol “G”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2015	30.88	21.07	79,893,321
February 2015	30.95	26.44	44,515,732
March 2015	27.60	22.62	50,127,135
April 2015	24.87	22.60	44,726,198
May 2015	24.05	21.30	38,951,435
June 2015	22.54	19.81	42,157,755
July 2015	21.78	16.16	53,791,072
August 2015	20.86	17.06	65,507,405
September 2015	18.83	15.99	50,293,100
October 2015	20.62	16.02	68,589,318
November 2015	17.09	15.05	54,043,945
December 2015	17.05	15.08	57,027,456

The closing price of the Common Shares on the TSX on March 28, 2016 was C$20.79.

DIRECTORS AND OFFICERS

Directors

The following is a brief biography of each of our directors.

Ian W. Telfer – Chairman of the Board and Director. Mr. Telfer, of British Columbia, Canada, is the Chairman of the Board and a Director of Goldcorp. Mr. Telfer has served as the Chairman of the Board since November 15, 2006 and served as Chairman of the World Gold Council from December 2009 to June 2013. Prior thereto, he was President and Chief Executive Officer of Goldcorp since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer became a director of Goldcorp in February 2005. Mr. Telfer has over 30 years of experience in the precious metals business. He is co-founder and director of Renaissance Oil Corp. and has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Fellow in the Institute of Chartered Accountants. He holds a Bachelor of Arts degree from the University of Toronto, a Masters of Business Administration from the University of Ottawa and was awarded an honorary doctorate from the University of Ottawa in 2015. Mr. Telfer’s extensive experience in the mining industry provides a direct benefit to both the functionality of the Board and to our shareholders. Mr. Telfer was inducted into the Canadian Mining Hall of Fame in 2015 and is a member of the National Association of Corporate Directors (“NACD”) and Institute of Corporate Directors (“ICD”).

Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby, of British Columbia, Canada, is the Vice-Chairman of the Board, Lead Director and an independent director of Goldcorp. Mr. Holtby became a director of Goldcorp in February 2005. He is also President and Chief Executive Officer of private investment company Holtby Capital Corporation and Chairman of the Board of Silver Wheaton. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and ICD. Mr. Holtby will not be standing for re-election at our annual and special meeting to be held on April 28, 2016.

Charles A. Jeannes – Director. Mr. Jeannes, of British Columbia, Canada, is the former President and Chief Executive Officer and currently a Director of Goldcorp. Mr. Jeannes retired as the President and Chief Executive Officer effective February 29, 2016. Mr. Jeannes became a director of Goldcorp in May 2009 and will not be standing for re-election at our annual and special meeting to be held on April 28, 2016.

John P. Bell – Director. Mr. Bell, of British Columbia, Canada, is an independent director of Goldcorp. Mr. Bell became a director of Goldcorp in February 2005. Mr. Bell is a former Canadian Ambassador to the Ivory Coast and to Brazil and currently an Honorary Consul to the Ivory Coast. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting our business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance Goldcorp’s ability to improve and build upon our environmental and corporate social responsibility policies and activities. Mr. Bell is a member of the NACD and the ICD. Mr. Bell will not be standing for re-election at our annual and special meeting to be held on April 28, 2016.

Beverley A. Briscoe – Director. Ms. Briscoe, of British Columbia, Canada, is an independent director of Goldcorp. Ms. Briscoe became a director of Goldcorp in April 2006. Ms. Briscoe has been President of Briscoe Management Limited since 2004 and is Chair of the Board of Ritchie Bros. Auctioneers Incorporated. She has extensive industry experience in the transportation and industrial equipment sector. Ms. Briscoe owned a transportation services company from 1997 to 2004 and worked in senior management positions in the heavy equipment industry as Vice President and General Manager of Wajax Industries Ltd. from 1994 to 1997 and as Vice President, Finance for the Rivtow Group of Companies from 1989 to 1994. She also worked as Chief Financial Officer for various operating divisions in The Jim Pattison Group in Canada and Switzerland from 1983 to 1989. She is the past Chair of the Industry Training Authority for BC (2003 – 2007), past Chair of the BC Forest Safety Council (2008 – 2009), past Chair of the Audit Committee for the Office of the Superintendents of Financial Institutions and a past member of the Government of Canada’s Advisory Council for Promoting Women on Boards. She is a Fellow of the Institute of Chartered Accountants, a Fellow of the ICD in Canada and holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits Goldcorp with respect to the issues overseen by the Audit Committee. In 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and was presented with the Institute of Corporate Directors 2012 ICD Fellowship Award. Ms. Briscoe is a member of the NACD and ICD. The Board has determined that Ms. Briscoe will assume the role of Vice-Chair and Lead Director effective as of April 28, 2016.

Peter J. Dey – Director. Mr. Dey, of Ontario, Canada, is an independent director of Goldcorp. Mr. Dey became a director of Goldcorp in June 2006. Mr. Dey is a well-known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Granite REIT Inc. and Gran Tierra Energy Inc. He is a former Chairman of the Ontario Securities Commission, former Chairman of Morgan Stanley Canada, and former Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to management and the Board. His legal experience and work with the TSX and other forums also provides us with a significant and enhanced perspective on governance issues. Mr. Dey is a member of the NACD and ICD.

Margot Franssen, O.C. – Director. Ms. Franssen, of Ontario, Canada, is an independent director of Goldcorp. Ms. Franssen became a director of Goldcorp in April 2015. Ms. Franssen is the founder and past–president of The Body Shop Canada. In 2002, Ms. Franssen was appointed an Officer of the Order of Canada, and she has received the Outstanding Achievement in the Advancement of Women Award from the United Nations Development Fund UNIFEM. She received an undergraduate degree from York University, is a fellow of Ryerson Polytechnic University, and has a honourary Doctor of Humane Letters 1995 and a honourary Doctor of Laws, Honoris Causa 1994. Ms. Franssen has served on numerous boards including CIBC, Women’s College Hospital and York University. Ms. Franssen is dedicated to philanthropic endeavors, with a focus on the Advancement of Women and Girls and Human Rights issues. From 2012 to 2014, she acted as Co-Chair of the National Task Force on Sex Trafficking of Canadian Girls, and for six years prior served as Board Co-Chair of Canadian Women’s Foundation. In 2011, Ms. Franssen was a founding board member of Women Moving Millions, a global charitable organization committed to encouraging large-scale investments in initiatives that advance and empower women and girls worldwide. She has twice been an invited participant in the Oxford Said School of Business’s Emerging Markets Symposium Series and is a frequent key note speaker in both Canada and the USA. Ms. Franssen combines pragmatic business leadership with a unique perspective on the relationship between corporations and their various stakeholders and communities. Her diverse experience in business and philanthropy positions her to provide valuable insight to the Board. Ms. Franssen is a member of the NACD and ICD.

Clement A. Pelletier – Director. Mr. Pelletier, of British Columbia, Canada, is an independent director of Goldcorp. Mr. Pelletier became a director of Goldcorp in May 2014. Mr. Pelletier is a process chemist/metallurgist by training with 14 years in the mining industry and 35 years in resource-related mine/environmental consulting. During his early years he worked with INCO in the mineral processing and extractive metallurgy area. Later, he worked with US Borax/Rio Tinto in the potash processing and underground mining area. In 1970, he joined Utah International for the development of the Island Copper Mine on Vancouver Island, BC. Here he led the work on the implementation of an engineered system for the placement of tailing on the seafloor of Rupert Inlet. On this project, he led the first major environmental impact statement (“EIS”) for a mine in British Columbia. At Island Copper he had a number of roles including Manager of Mining Services, Manager of Administration and Assistant Mine Manager and Manager of Business Development. Mr. Pelletier has managed the environmental engineering work for a number of projects for clients including: BHP Billiton Limited, Newmont, Vale S.A./Inco Limited, Glencore Xstrata Plc (formerly known as Xstrata Plc), Placer Dome/Barrick, Teck, Rio Tinto/Borax (formerly known as U.S. Borax Inc.) and First Quantum Minerals Ltd. He has also managed a number of acid rock drainage studies, industrial water treatment studies, mine closures, and qualitative risk assessments. He has managed large EIS and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida, the Ekati Diamond Mine and others. Since 1981 as founder and President of Rescan Group, Mr. Pelletier was involved in the evaluation and development of Deep Sea Tailings Placement (“DSTP”) systems in Europe, the Americas, Africa and Southeast Asia. Mr. Pelletier has been retained as a consultant to a number of international mining companies, to assist with feasibility studies, conceptual design, project development, environmental licensing, project management, due diligence and risk assessments. Mr. Pelletier holds a Bachelor of Science in Chemistry/Metallurgy from the University of Saskatchewan and a Diploma from the Colorado School of Mines. He has served as a director of BioteQ Environmental Technologies Inc. since 2000. Mr. Pelletier is a Fellow of the CIM and has received the following awards: CIM Distinguished Lecturer Award, CIM Silver Medal for Distinguished Service to Mining Industry and the Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP. Mr. Pelletier’s extensive experience in the industry and environmental and technical expertise provides valuable insight and makes him a significant resource to both the Board and management. Mr. Pelletier is a member of the NACD and ICD.

P. Randy Reifel – Director. Mr. Reifel, of British Columbia, Canada, is an independent director of Goldcorp. Mr. Reifel became a director of Goldcorp in November 2006. Mr. Reifel is President and a director of Chesapeake Gold Corp., a company that explores for precious metals in Mexico and Central America, and a Director of Gunpoint Exploration Ltd. Prior to his appointment to the Board, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp., which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management. Mr. Reifel is a member of the NACD and ICD.

Blanca Treviño – Director. Ms. Treviño, of León, Mexico, is an independent director of Goldcorp. Ms. Treviño became a director of Goldcorp in February 2012. Ms. Treviño is currently President and Chief Executive Officer of Softtek, S.A. de C.V. (“Softek”). Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of IT services. This shaped what is known today as Nearshore, Softek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de Mexico SAB De CV since 2006 and Grupo Lala SAB de CV since 2015. She is also a board member of associations such as US Mexico Foundation and The Trilateral Commission and has been a board member for several universities and non-profit organizations. Ms. Treviño has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño was the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame as well as the first woman appointed to the Consejo Mexicano de Negocios, A.C. in 2014, and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. In 2014, Ms. Treviño was named Mexico’s Woman of the Year by the National Women of the Year Foundation. Originally from Monterrey, Mexico, Ms. Treviño holds a Bachelor of Computer Science from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur, bring important insight to both the Board and management. Ms. Treviño is a member of the NACD and ICD.

Kenneth F. Williamson – Director. Mr. Williamson, of Ontario, Canada, is an independent director of Goldcorp. Mr. Williamson became a director of Goldcorp in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. Prior to that, he worked at Walwyn/Merrill in Investment Banking with increasing responsibility and titles since 1980. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of Tahoe Resources Inc. and has been a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters of Business Administration degree from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD and ICD.

Directors are elected at each annual meeting of our shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

Committees

The members of the Audit Committee are Beverly A. Briscoe (Chair), Douglas M. Holtby, Blanca Treviño and Kenneth Williamson.

The members of the Compensation Committee are Douglas M. Holtby (Chair), Peter J. Dey, Margot. A Franssen, P. Randy Reifel and Kenneth Williamson.

The members of the Governance and Nominating Committee are Peter J. Dey (Chair), John P. Bell, Douglas M. Holtby, Clement A. Pelletier and Blanca Treviño.

The members of the Sustainability, Environment, Health and Safety Committee are John P. Bell (Chair), Beverly A. Briscoe, Margot. A Franssen, Clement A. Pelletier and P. Randy Reifel.

Officers

The following is a brief biography of each of our officers.

David Garofalo – President and Chief Executive Officer. Mr. Garofalo, of British Columbia, Canada, is our President and Chief Executive Officer, a position he has held since February 29, 2016. Previously, Mr. Garofalo served as President and Chief Executive Officer and Director of Hudbay Minerals Inc. from July 2010 to December 2015. Before joining Hudbay, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited (2006–2010), Vice President, Finance and Chief Financial Officer (1999–2006) and Treasurer (1998). Earlier in his career, he served as Treasurer and held various finance roles with Inmet Mining Corporation (1990–1998) and at Deloitte LLP (1987–1990). In addition, Mr. Garofalo served as a director of Colossus Minerals Inc. (2012 – 2013), Malbex Resources Inc. (2009–2012), Agnico-Eagle Mines Limited (2008–2010), Stornoway Diamond

Corporation (2006–2010) and Tiberon Minerals Ltd. (2006–2007). Mr. Garofalo has been nominated for election to the Board at our annual and special meeting to be held on April 28, 2016.

Russell Ball – Executive Vice President, Chief Financial Officer and Corporate Development. Mr. Ball, of British Columbia, Canada, is our Executive Vice President, Chief Financial Officer and Corporate Development, a position he has held since March 9, 2016. Mr. Ball had been our Executive Vice President, Corporate Development and Capital Projects since December 2014 and Executive Vice President, Capital Management since May 2013. Prior to joining Goldcorp, Mr. Ball served as Executive Vice President and Chief Financial Officer for Newmont. Over his 19 years with Newmont, Mr. Ball worked in audit, finance, treasury and investor relations before joining the executive team as Chief Financial Officer. His tenure at Newmont took him to Indonesia, Australia, Canada, Peru, Mexico, New Zealand, Ghana and the United States. Prior to Newmont, Mr. Ball was a manager in the finance and audit groups with PricewaterhouseCoopers in Durban, South Africa. Mr. Ball serves as a Director of Molycorp, Inc. (NYSE: MCP). He is qualified as both a Chartered Accountant (South Africa) and a Certified Public Accountant (Colorado).

George Burns – Executive Vice President and Chief Operating Officer. Mr. Burns, of British Columbia, Canada, is our Executive Vice President and Chief Operating Officer, a position he has held since August 8, 2012. On April 1, 2011, Mr. Burns was appointed our Senior Vice President, Mexico from his prior position as Senior Vice President, Canada and United States. Mr. Burns joined Goldcorp on August 8, 2007 and has over 35 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining Goldcorp, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco LLC, including Vice President of Mining, as well as numerous capacities for Cyprus Minerals Corporation and he began his career with the Anaconda Company in 1978. Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

Brent Bergeron – Executive Vice President, Corporate Affairs and Sustainability. Mr. Bergeron, of British Columbia, Canada, is our Executive Vice President, Corporate Affairs and Sustainability, a position he has held since January 12, 2015. From September 2012 to January 2015 he served as our Senior Vice President, Corporate Affairs and prior to that as our Vice President, Corporate Affairs from December 2010 to September 2012. Mr. Bergeron has 20 years of international and government relations experience in many sectors such as government software, broadcasting, telecommunications and utilities. From June 2009 until October 2010, Mr. Bergeron was employed by Harris Computer Systems Inc., the Advanced Utility Division, as Vice President of Business and Strategic Development. Prior to this position, Mr. Bergeron held progressively senior positions at various companies in Canada and Mexico where he was responsible for government relation and business development activities in Latin America, Africa, Europe and Asia. Mr. Bergeron has a Bachelor of Arts (Economics) and Master of Arts (Economics) degree from Carleton University.

Charlene Ripley – Executive Vice President, General Counsel. Ms. Ripley, of British Columbia, Canada, is our Executive Vice President, General Counsel, a position she has held since April 1, 2013. Prior to joining Goldcorp, Ms. Ripley served as SVP & General Counsel at Linn Energy in Houston where she was responsible for leading the legal, information technology, corporate governance, compliance, government affairs, insurance and risk management departments, as well as supporting several multi-million and billion dollar growth transactions. Ms. Ripley holds a Bachelor of Arts, with distinction, from the University of Alberta and earned her law degree from Dalhousie University in Halifax, Nova Scotia. She is a member of The Law Society of British Columbia, The Law Society of Alberta, Texas State Bar and Canadian Bar Association. Ms. Ripley chairs the BC and Yukon Advisory Board for the Canadian Heart and Stroke Foundation. In 2015 she received the Western Canada General Counsel of the Year award, the Women’s Executive Network Canada’s Most Powerful Women: Top 100 award, and the BC Business 50 Most Influential Women award. In 2013 she received The Association of Women Attorneys 2013 Premier Women in Law award.

Jerry W. Danni – Senior Vice President, Sustainability. Mr. Danni, of British Columbia, Canada, is our

Senior Vice President, Sustainability, a position he has held since January 12, 2015. Mr. Danni had been our Vice President, Environment since January 7, 2013. Prior to joining Goldcorp, he held the position of Executive Vice President with Golden Minerals Company. He previously served as Senior Vice President, Environmental, Health and Safety with Kinross, and as Vice President Environmental Affairs with Cyprus Amax. Mr. Danni has more than 35 years of international mining industry experience, with extensive experience in environmental and sustainability senior positions. He holds a Bachelor Degree in Chemistry, is a member of the Society of Mining Engineers, and is a past Director of the U.S. National Mining Association.

Joseph Dick – Senior Vice President, Latin America. Mr. Dick, of Mexico City, Mexico, is our Senior Vice President, Latin America, a position he has held since March 6, 2015. From June 2014 to March 2015, he served as the Chief Operating Officer for Goldcorp Mexico. Mr. Dick has over 32 years of experience in the mineral sector, including operations, maintenance, engineering, supply chain and sustainability roles in both surface and underground environments. Prior to joining Goldcorp, he led the transition of the Pueblo Viejo Mine, from construction through to full production, as Pueblo Viejo General Manager from April 2011 to June 2014. Also in his 10 years with Barrick, he led the start-up of the Cortez Hills open pit and underground mines as General Manager of the combined Cortez Mines from January 2008 to March 2011; he served on the leadership team of Barrick GoldStrike as Manager of the Underground Mines from January 2006 to January 2008. Prior thereto, in his 11 years with Rio Tinto, Mr. Dick served as Maintenance Manager at Kennecott Utah Copper and led the Greens Creek redevelopment project as the mine reopened following shutdown. Mr. Dick has also served in numerous other leadership, managerial and support roles over his career. Mr. Dick received a Bachelor of Science in Mining Engineering from Montana Tech of the University of Montana in 1983.

Richard J. Orazietti – Senior Vice President, Controller. Mr. Orazietti, of British Columbia, Canada, is our Senior Vice President, Controller, a position he has held since March 9, 2016. Mr. Orazietti, had been our Vice President, Internal Audit since February 2012 after joining us in January 2012. Prior to joining us, Mr. Orazietti was Vice President of Finance at BCE Inc., Canada’s largest communications company where he led the financial management of various operating divisions including most recently, its residential services business. Prior to joining BCE Inc. in December 2004, he was Director, Operational Finance at 360networks Corp, a North American telecommunications provider, where he held several increasingly senior roles in Finance and was a key member of the management team involved in the sale of the 360networks Canadian operations to BCE Inc. He brings us extensive experience in financial and operational management, strategic planning, mergers and acquisitions and restructuring. Mr. Orazietti is a Chartered Professional Accountant (CA) in British Columbia and holds a Bachelor of Business Administration from Simon Fraser University.

Charles Ronkos – Senior Vice President, Exploration. Mr. Ronkos, of Nevada, United States, is our Senior Vice President, Exploration, a position he has held since July 8, 2010. Mr. Ronkos had been our Vice President, Exploration since January 1, 2007. From 1999 until the completion of the acquisition of Glamis in November 2006, Mr. Ronkos served as Vice President, Exploration of Glamis. He was employed with Glamis since 1992, seven of those years with Rayrock Resources Inc. prior to its acquisition by Glamis. He holds a Bachelor of Arts degree from the Wittenberg University and graduated from the University of Nevada with a Master of Science degree in 1981. His 35 year career includes assignments with Rio Algom, Battle Mountain Gold, Pegasus, Hecla and Cordex.

Mark A. Ruus – Senior Vice President, Tax. Mr. Ruus, of British Columbia, Canada, is our Senior Vice President, Tax, a position he has held since July 8, 2010. Mr. Ruus had served as our Vice President, Tax since November 15, 2006, after joining us in July 2006. He is responsible for global tax planning, tax-related support of corporate development and finance activities and tax compliance. Prior to joining Goldcorp, Mr. Ruus was Vice President, Taxation for Placer Dome where he played leading tax roles for ten years. Prior to this he spent 14 years with Price Waterhouse (pre-merger with Coopers & Lybrand) servicing primarily international resource companies. Mr. Ruus is a Chartered Professional Accountant (CA) and holds a Bachelor of Commerce degree from the University of Calgary.

Todd White – Senior Vice President, Technical Services and Business Excellence. Mr. White, of Washington, United States, is our Senior Vice President, Technical Services and Business Excellence, a position he has held since July 30, 2014. Prior to joining Goldcorp, Mr. White held the position of Senior Vice President for South American operations for Newmont. Over his 21 years with Newmont, Mr. White held various leadership roles within the areas of business excellence, operations, and environment. His prior work experience at Newmont has taken him to Indonesia, Australia, Peru, Bolivia, and the United States. Mr. White graduated from the University of Nevada with a Bachelor of Science degree in 1989.

Chris Woodall – Senior Vice President, Canada and US Operations. Mr. Woodall, of Ontario, Canada, is our Senior Vice President, Canada and US Operations, a position he has held since May 2013. Mr. Woodall had served as our Vice President, Operations, Canada and US since January 2013. Prior to joining Goldcorp, he held the positions of Senior Director, Mining Operational Support and Area General Manager with Barrick. Mr. Woodall was instrumental in turning around the Hemlo Operations site and succeeded in making it more efficient. Throughout his career, he has been recognized for his successes in extending mine life as a result of improving mine efficiency and for making fundamental safety and cultural changes. Mr. Woodall has over 25 years of experience in the mineral sector with a strong emphasis on underground mining. He began his career in gold mining in Tennent Creek, Australia in 1985. He has also held management positions with the Renison Tin Mine, Henty Gold Mine in Tasmania and the CSA Copper Mine in New South Wales, Australia. Mr. Woodall received a Bachelor of Engineering degree in Mining Engineering from the Western Australian School of Mines in 1991 and also holds a degree in surveying from the University of South Australia.

Rohan Athaide – Vice President, Internal Audit. Mr. Athaide, of British Columbia, Canada, is our Vice President, Internal Audit, a position he has held since March 9, 2016. Mr. Athaide joined us on January 30, 2012 and over the past 4 years, has held increasingly senior leadership responsibilities. Prior to joining us, Mr. Athaide held leadership roles in the Advisory Services practice of Ernst & Young, during which he led internal audit and internal controls over financial reporting services for several multi-national corporations, while also providing consulting services in risk management, process improvement, and change management. Mr. Athaide has certifications in internal audit and risk management, and holds an Honours Bachelor of Arts degree specializing in economics from the University of Toronto.

Wade Bristol – Vice President, Mine Improvement and Support. Mr. Bristol, of Nevada, United States, is our Vice President, Mine Improvement and Support, a position he has held since July 30, 2014. Prior to joining Goldcorp, Mr. Bristol served in various General Manager capacities for Newmont North America including GM-Nevada Underground, GM-Carlin Operations and GM-Nevada Mine Improvement. Prior to this, Mr. Bristol also served in various senior operations positions for multiple mining entities throughout the western United States. Mr. Bristol has a Bachelor of Science in Mining Engineering degree from Montana Tech of the University of Montana.

David Buras – Vice President, Project Services and Value Assurance. Mr. Buras, of Colorado, United States, is our Vice President, Project Services and Value Assurance, a position he has held since February 17, 2016. Mr. Buras has been with us since 2014 leading the Project Services Department. Mr. Buras has 25 years of experience in major project execution. He has held a series of progressively senior positions at both corporate and project levels. He started his career at Fluor Corporation working in Oil and Gas and Mining. Mr. Buras then worked at Newmont for 10 years in various Project Management, Business Management and Project Controls positions. Mr. Buras managed his own Project Management consulting company prior to joining Goldcorp. His international experience includes having worked in Indonesia, Africa and Australia. Mr. Buras graduated from Louisiana Tech University with a Bachelor of Science in Construction Engineering Technology.

Luis Canepari – Vice President, Information Technology. Mr. Canepari, of British Columbia, Canada, is our Vice President, Information Technology, a position he has held since February 15, 2013. Mr. Canepari had served as our Director, Information Technology Applications since November 2012. As Vice President, Information Technology, Mr. Canepari leads the global information technology organization and is responsible for driving and overseeing enterprise-wide plans to further realize value from our strategic business and technology investments, particularly leveraging SAP as our strategic platform.

Before joining Goldcorp, Mr. Canepari held the position of Director of Engineering and Construction in AES Corporation based in Arlington, Virginia. Prior to that, Mr. Canepari held several information technology leadership positions at AES Corporation and Exxon Mobil Corporation. Mr. Canepari holds an MBA degree from Georgetown University, Washington, DC and a Bachelor in Science degree with a major in Systems Engineering from Universidad Metrolopolitana, Caracas, Venezuela. He is also a Certified Information Security Manager and a Certified Information Security Auditor.

Pablo Castaños – Vice President, Corporate Social Responsibility. Mr. Castaños, of British Columbia, Canada, is our Vice President, Corporate Social Responsibility, a position he has held since February 12, 2014. Mr. Castaños had served as our Director, Environmental Compliance since August 2013. Mr. Castaños has over 17 years of experience including 2 years as a World Bank Consultant and 10 years in the mining sector with Golden Minerals and Apex Silver Mines serving different roles which included Vice President, Corporate Affairs and Director, Government Affairs. Mr. Castaños holds a Licentiate in Economic Sciences and a Licentiate in Business Administration from the Universidad Gabriela Mistral in Chile and an MBA in Finance from a joint program between the Universidad Gabriela Mistral and Massachusetts Institute of Technology.

Kathy Chan – Vice President, Assistant Controller. Ms. Chan, of British Columbia, Canada, is our Vice President, Assistant Controller, a position she has held since May 19, 2010. Prior to joining Goldcorp, Ms. Chan was employed by Impact Financial Management Inc. and provided financial and management consulting services in the capacity of controller and corporate secretary for several resource companies including Gold Wheaton Gold Corp. (TSX), Calypso Uranium Corp., Thor Exploration Ltd., and Cap-Link Ventures Ltd. (listed on the TSX Venture Exchange) from February 2007 to April 2010. From July 2006 to February 2007, Ms. Chan served as the Senior Manager of Financial Reporting with the British Columbia Transmission Corporation. Over a period of eleven years, Ms. Chan has held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Financial reporting. Ms. Chan is a Chartered Professional Accountant (CA) and holds a Bachelor of Business Administration from Simon Fraser University.

Rishi Guldu – Vice President, Operational Excellence. Mr. Guldu, of Ontario Canada, is our Vice President, Operational Excellence, a position he has held since February 17, 2016, taking on responsibility for our Operational Excellence and Supply Chain functions. Mr. Guldu had been our Director, Operational Excellence since July 2013. Prior to joining Goldcorp, he spent nine years at Barrick Gold, taking on a series of progressive positions and responsibilities, which included Business Improvement, Supply Chain and Mergers and Acquisitions. He has a proven track record in implementing systems that generate operational improvements and yield significant business results. He began his career in the automotive industry, involved with operations management. Mr. Ghuldu has a Bachelor of Technology in Manufacturing Engineering from McMaster University and an executive MBA from the Kellogg-Schulich School of Business, at Northwestern and York University.

Kim Hackney – Vice President, Project Execution. Mr. Hackney, of Virginia, United States, is our Vice President, Project Execution, a position he has held since February 18, 2015. Mr. Hackney had served as our Regional Project Director for Mexico since August 2014. Mr. Hackney is an Engineer with more than 30 experience in mining and commercial development projects. Prior to joining Goldcorp, Mr. Hackney worked in the Project Development and Delivery Department of Newmont. Mr. Hackney held a number of leadership positions, culminating in the role leading a regional portfolio of projects as the Regional Project Director of Africa from September 2011 to July 2014. Mr. Hackney was Project Director III responsible for the development and delivery of mega projects for Newmont from July 2009 to September 2011, Project Director from January 2007 to July 2009 and Project Manager, project execution from May 2004 to January 2007. Mr. Hackney was Engineering Manager for Newmont in Peru from February 2001 to May 2004.

Simon Hille – Vice President, Technical Services. Mr. Hille, of British Columbia, Canada, is our Vice President, Technical Services, a position he has held since January 1, 2014. Mr. Hill had been our Director, Metallurgy since 2012. Mr. Hille is an Extractive Metallurgist with extensive experience in senior technical positions in the mining industry, with a proven track record in developing new technologies. He has held a series of progressively senior positions in both production and corporate levels at various major mining companies, including Barrick, Newcrest Mining, Western Mining Corporation and Placer Dome. Prior to joining Goldcorp, Mr. Hille spent five years as the Senior Manager Metallurgy and Process for Barrick in Toronto. He holds a Bachelor of Science in Extractive Metallurgy from the Western Australian School of Mines.

Joanne Klein – Vice President, People. Ms. Klein, of British Columbia, Canada, is our Vice President, People, a position she has held since January 1, 2014. Ms. Klein had been our Director, Compensation since May 2011. Ms. Klein has over 16 years of experience in Human Resource specializing in compensation. She has held a series of progressively senior positions at various global organizations in Canada, the US and Europe. Prior to joining Goldcorp, Ms. Klein held the position of Director, Compensation Strategy and Design at TELUS from April 2008 to February 2011 and Vice President, Reward at Deutsche Bank AG from June 2003 to March 2008 in both London, England and New York, USA. Ms. Klein started her career with Deloitte in their International Assignments Tax practice in London, England where she successfully achieved her Association of Tax Technicians qualification. Ms. Klein also holds a Bachelor of Arts in Accountancy (Honours) from Glasgow Caledonian University.

Jeff La Foy – Vice President, Capital Allocation and Projects Finance. Mr. La Foy, of Washington, United States, is our Vice President, Capital Allocation and Projects Finance, a position he has held since August 1, 2015. Mr. LaFoy had been our Vice President, Finance, Projects since January 2014. Prior to joining Goldcorp, Mr. La Foy had 15 years of experience with Newmont in various corporate roles, including Chief Financial Officer of a Newmont joint venture, Group Executive of Strategic, Operations and Business planning, as well as various regional executive and operational leadership roles including Group Executive of Business South American, Regional Controller South America and Operations Manager of the Conga project. Mr. La Foy holds a Juris Doctorate degree in Law from the University of Iowa, a Masters of Sciences degree from the California State University – Chico and is a Certified Public Accountant – Colorado and a Licensed Attorney – Florida.

Gil Lawson – Vice President, Geology and Mine Planning. Mr. Lawson, of British Columbia, Canada, is our Vice President, Geology and Mine Planning, a position her has held since July 30, 2014. Mr. Lawson had been our Vice President, Operations Support, U.S. & Canada since July 2013, and served as Mine General Manager of Musselwhite Mine since June 2008. Mr. Lawson is a Professional Engineer registered in British Columbia and Ontario with 29 years of experience in the mining industry. Other senior positions held by Mr. Lawson include General Manager with DeBeers Canada Ltd. and Chief Engineer, Mining Manager and Project Manager with Placer Dome Inc. Mr. Lawson has a Bachelor of Engineering (Mining) degree from McGill University.

Wendy Louie – Vice President, Finance. Ms. Louie, of British Columbia, Canada, is our Vice President, Finance, a position she has held since August 1, 2015. Ms. Louie had been our Vice President, Reporting since May 2010, Vice President, Assistant Controller from May 2007 to May 2010 and Vice President, Controller from November 2006 to May 2007. Prior to joining Goldcorp, from May 2003 to May 2006, she was a Senior Tax Manager at Ernst & Young, and prior thereto, over a period of nine years, held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Corporate Accounting. Ms. Louie is a Chartered Professional Accountant (CA) and holds a Bachelor of Commerce from the University of British Columbia.

Ann Masse, Ph.D. – Vice President, Health and Safety. Dr. Masse, of British Columbia, Canada, is our Vice President, Health and Safety, a position she has held since August 11, 2014. Prior to joining Goldcorp, Dr. Masse worked at DuPont, where over the last 23 years she held progressively responsible positions in the organization, most recently Global Safety, Health and Environment Leader – Business and Strategy and Executive Advisor to the Senior Vice President Operations. Prior to these roles, Dr. Masse was Safety, Health and Environmental Leader for the DuPont Chemicals Business. DuPont is recognized as the worldwide leader in safety and health practices and performance. Dr. Masse holds a Ph.D. in Physical Oceanography from the University of Delaware and completed her post-doctoral appointment with the Canada Centre for Inland Waters in Burlington, Ontario. Dr. Masse holds a Bachelor of Arts degree in Environmental Studies from St. Michael’s College (Vermont).

David Parsons – Vice President, Insurance. Mr. Parsons, of British Columbia, Canada, is our Vice President, Insurance, a position he has held since 2010. Mr. Parsons had been our Director, Corporate Services and Financial Analysis since 2004. He was employed by Wheaton River in 2001, serving as Controller until October 2004, and was directly involved in the acquisitions by Wheaton River and the subsequent merger with Goldcorp in 2005. Mr. Parsons holds a Bachelor of Arts degree from the University of British Columbia and is a Chartered Professional Accountant and Certified General Accountant with 30 years of experience in the gold mining industry, having served in the roles of Controller, Chief Financial Officer and Director of public companies.

Bill Patterson – Vice President, Project Studies. Mr. Patterson, of Colorado, United States, is our Vice President, Project Studies, a position he has held since February 17, 2016. Mr. Patterson had been our Mexico Regional Study Director since 2014. Prior to joining us, he held positions in business planning, studies and project development for Newmont. Mr. Patterson is a Civil Engineer with global mining exposure in all phases of the mine life cycle including business planning, early stage studies, project engineering, permitting, construction, start-up, operations, and closure. Mr. Patterson has a strong cross-functional technical background with specific expertise in managing geographically-dispersed, cross-functional teams for the development of mega projects. He has held a series of progressively senior positions in corporate functions, studies, project execution and operations. He is a registered Professional Engineer and holds a Master’s Degree in Civil Engineering and a Masters of Business Administration.

Raman Randhawa – Vice President, Business Performance and Reporting. Mr. Randhawa, of British Columbia, Canada, is our Vice President, Business Performance and Reporting, a position he has held since August 1, 2015. Mr. Randhawa had been our Vice President, Operations Finance since November 29, 2012. Mr. Randhawa is a Chartered Accountant with approximately fifteen years’ experience in the mining industry. He has held a series of senior financial leadership roles at Goldcorp, including Assistant Controller, Assistant Treasurer, Director of Financial Planning, Director of Global Supply Chain and Director of Finance, Canada & USA. Prior to joining us in 2005, Mr. Randhawa worked at the international accounting firm of Ernst & Young. Mr. Randhawa has a Bachelor of Business Administration (Finance and Accounting) from Simon Fraser University.

David Stephens – Vice President, Treasurer. Mr. Stephens, of British Columbia, Canada, is our Vice President, Treasurer, a position he has held since March 9, 2016. Mr. Stephens had served as our Director, Business Development from February 2015 to March 2016 and as our Manager, Business Development from January 2014 to February 2015. Prior to joining Goldcorp, from September 2011 to December 2013, Mr. Stephens operated a private consulting firm that prepared research reports valuing equities in the mining sector for a major investment bank. Prior to that, Mr. Stephens held several increasingly senior roles in the mining investment banking group at Macquarie Capital Markets Canada, culminating with the position of Vice President. Mr. Stephens holds a bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

Anna M. Tudela – Vice President, Diversity, Regulatory Affairs and Corporate Secretary. Ms. Tudela, of British Columbia, Canada, is our Vice President, Diversity, Regulatory Affairs and Corporate Secretary, a position she has held since in May 2015. Ms. Tudela had been our Vice President, Regulatory Affairs since May 20, 2008. Prior thereto, she had been our Director, Regulatory Compliance from August 2007 to May 2008, was appointed our Corporate Secretary on May 2, 2007 and had been our Director, Legal and Assistant Corporate Secretary from August 15, 2005 to May 2, 2007. Ms. Tudela has more than 30 years of experience in the securities and corporate finance areas. She is a member of the Canadian Society of Corporate Secretaries, the ICD, the NACD, the British Columbia and Yukon Chamber of Mines, Forum for Women Entrepreneurs BC, the Rocky Mountain Mineral Foundation and a member of Women on Board. In 2015, Ms. Tudela was named one of the Women in Mining (UK) 100 Global Inspirational Women in Mining for 2016. Ms. Tudela was also the recipient of the 2013 Peter Dey Governance Achievement Award. Prior to joining us, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis LLP. Ms. Tudela was Corporate Secretary of Diamond Fields Resources Inc. from 1995 to 1996 and Director, Legal and Assistant Corporate Secretary of Silver Wheaton from July 2005 to October 2007.

Lisa Wade, M.Sc. – Vice President, Environment. Ms. Wade, of Washington, United States, is the Vice President, Environment, a position she has held since August 1, 2015. Ms. Wade had been Director, Environment since 2010. Ms. Wade began her career 20 years ago in 1996 working for Newmont, at the Twin Creeks Mine in Nevada and held progressively more senior positions in Nevada and California. Ms. Wade moved to Latin America where she lived and worked for nine years, first at Newmont’s Yanacocha Mine in Peru, and then for Goldcorp as a Regional Environmental Director in Central America. Ms. Wade was exposed to a wide variety of environmental and socioeconomic issues at Goldcorp’s Marlin Mine from 2005 to 2010 which were all complex in their resolution. Ms. Wade earned both her Bachelor of Science degree and Masters of Science degree in Environmental Engineering from Montana Tech in Butte, Montana.

As at the date of this annual information form, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,331,724 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by our directors and executive officers as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our directors or executive officers is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Goldcorp) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors, executive officers, or shareholders holding a sufficient number of our securities to affect materially control of Goldcorp: (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including Goldcorp) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Peter J. Dey, who ceased to be a director of the Chicago Sun

Times in 2008, prior to the Chicago Sun Times filing for Chapter 11 Reorganization on March 31, 2009, Jerry W. Danni, who was an officer of Apex Silver Mines Ltd., which filed for Chapter 11 Reorganization on January 13, 2009, and Russell Ball, who is a director of Molycorp, Inc., which filed for Chapter 11 Reorganization on June 25, 2015; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

None of our directors, executive officers, or shareholders holding a sufficient number of our securities to affect materially the control of Goldcorp, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, other than Ian W. Telfer, who entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, Mr. Telfer was reprimanded, gave certain undertakings and paid $200,000 towards the costs of the staff’s investigation.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between us and any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies, including Silver Wheaton and Tahoe, and therefore it is possible that a conflict may arise between their duties as a director or officer of Goldcorp and their duties as a director or officer of such other companies. See “Risk Factors — Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this annual information form, since January 1, 2014, none of our directors, executive officers or 10% shareholders or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect us or any of our subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Common Shares in Canada is CST Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for our Common Shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, we have not entered into any material contracts within the financial year ended December 31, 2015 or before such time that are still in effect.

INTERESTS OF EXPERTS

Stephane Blais, P.Eng., Chris Osiowy, P.Geo., and Nuri Hmidi, P.Eng., have acted as qualified persons in connection with the Red Lake Report and have reviewed and approved the information related to the Red Lake Mine contained in this annual information form. Each of the aforementioned persons is an employee of Goldcorp.

Christine Beausoleil, P.Geo., Denis Fleury, P.Eng., Andy Fortin, P.Eng., and Luc Joncas, P.Eng., have acted as qualified persons in connection with the Éléonore Report and have reviewed and approved the information related to the Éléonore Mine contained in this annual information form. Each of the aforementioned persons is an employee of Goldcorp.

Dan Redmond, P.Geo., Dr. Sally Goodman, P.Geo., Dr. Guillermo Pareja, P.Geo., and Andre De Ruijter, P.Eng., have acted as qualified persons in connection with the Peñasquito Report and have reviewed and approved the information related to the Peñasquito Mine contained in this annual information form. Each of the aforementioned persons is an employee of Goldcorp.

Luke Evans, M.Sc., P.Eng., Hugo Miranda, MBA, P.C. and Kathleen Ann Altman, Ph.D., P.E. of Roscoe Postle Associates Inc., have acted as qualified persons in connection with the Pueblo Viejo Report and have reviewed and approved the information related to the Pueblo Viejo Mine contained in this annual information form.

Andrew Tripp, P.E., Dr. Sally Goodman, P.Geo., Dr. Guillermo Parea, P.Geo., and Kevin Murray, P.Eng., have acted as qualified persons in connection with the Cerro Negro Report and have reviewed and approved the information related to the Cerro Negro Mine contained in this annual information form. Each of the aforementioned persons is an employee of Goldcorp.

All other scientific and technical information in this annual information form has been reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning at Goldcorp, who is a qualified person under NI 43-101.

As at the date hereof, Stephane Blais, P.Eng., Chris Osiowy, P.Geo., and Nuri Hmidi, P.Eng., Christine Beausoleil, P.Geo., Denis Fleury, P.Eng., Andy Fortin, P.Eng., Luc Joncas, P.Eng., Dan Redmond, P.Geo., Dr. Sally Goodman, P.Geo., Dr. Guillermo Pareja, P.Geo., Andre De Ruijter, P.Eng., Andrew Tripp, P.E., Kevin Murray, P.Eng., Luke Evans, M.Sc., P.Eng., Hugo Miranda, MBA, P.C. and Kathleen Ann Altman, Ph.D., P.E., collectively hold less than one percent of our outstanding securities or of any our associates or affiliates.

Deloitte LLP (“Deloitte”) is our chartered professional accountant and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The Audit Committee is also responsible for reviewing our annual audited consolidated financial statements, unaudited interim consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements and review of related operations prior to their approval by the full Board.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Board. A copy of the charter is attached as Schedule “A”.

The members of our current Audit Committee are Beverley A. Briscoe (Chair), Douglas Holtby, Blanca Treviño and Kenneth F. Williamson. Each of Ms. Briscoe and Treviño and Messrs. Holtby and Williamson are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from us and that they are not affiliated with Goldcorp. The meaning of independence under NI 52-110 is set out in Schedule “A” to the Audit

Committee’s charter.

The Audit Committee met five times in 2015. Each of Beverley A. Briscoe (Chair), Douglas M. Holtby, and Kenneth F. Williamson were present at all five meetings. Blanca Treviño was present at four of the five meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Beverley A. Briscoe – Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004 and is Chair of the Board of Ritchie Bros. Auctioneers Incorporated. She has extensive industry experience in the transportation and industrial equipment sector. Ms. Briscoe owned a transportation services company from 1997 to 2004 and worked in senior management positions in the heavy equipment industry as Vice President and General Manager of Wajax Industries Ltd. from 1994 to 1997 and as Vice President, Finance for the Rivtow Group of Companies from 1989 to 1994. She also worked as Chief Financial Officer for various operating divisions in The Jim Pattison Group in Canada and Switzerland from 1983 to 1989. She is the past Chair of the Industry Training Authority for BC (2003 – 2007), past Chair of the BC Forest Safety Council (2008 – 2009), past Chair of the Audit Committee for the Office of the Superintendents of Financial Institutions and a past member of the Government of Canada’s Advisory Council for Promoting Women on Boards. She is a Fellow of the Institute of Chartered Accountants, a Fellow of the ICD in Canada and holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits Goldcorp with respect to the issues overseen by the Audit Committee. In 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and in 2012, Ms. Briscoe was presented with the Institute of Corporate Directors 2012 ICD Fellowship Award. Ms. Briscoe is a member of the NACD and the ICD.

Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby is the Vice-Chairman of the Board and our Lead Director. He is also President and Chief Executive Officer of private investment company Holtby Capital Corporation and Chairman of the Board of Silver Wheaton. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow of the Institute of Chartered Accountants. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and ICD. Mr. Holtby will not be standing for re-election at the annual and special meeting to be hold on April 28, 2016.

Blanca Treviño – Director. Ms. Treviño is currently President and Chief Executive Officer of Softtek. Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of IT services. This shaped what is known today as Nearshore, Softek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de Mexico SAB De CV since 2006 and Grupo Lala SAB de CV since 2015. She is also a board member of associations such as US Mexico Foundation and The Trilateral Commission and has been a board member for several universities and non-profit organizations. Ms. Treviño has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño was the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame as well as the first woman appointed to the Consejo Mexicano de Negocios, A.C. in 2014, and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. In 2014, Ms. Treviño was named Mexico’s Woman of the Year by the National Women of the Year Foundation. Originally from Monterrey, Mexico, Ms. Treviño holds a Bachelor of Computer Science from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur, bring important insight to both the Board and management. Ms. Treviño is a member of the NACD and ICD.

Kenneth F. Williamson – Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. Prior to that, he worked at Walwyn/Merrill in Investment Banking with increasing responsibility and titles since 1980. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of Tahoe Resources Inc. and has been a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters of Business Administration degree from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD and ICD.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by our independent registered chartered accountant. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Deloitte has served as our chartered professional accountant for each of the fiscal years ended December 31, 2015 and 2014. Fees paid to Deloitte in 2015 and 2014 are set out below:

	2015	2014

	(amount in C$ thousands)
Audit Fees(1)	$6,989	$5,912
Audit-related Fees(3)	28	330
Tax Fees(4)	362	411
All Other Fees(5)	325	752
Total	$7,704	$7,405

(1)

Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. The increase in audit fees in 2015 compared to 2014 is primarily related to fees that were billed in relation to the audit for the year ended December 31, 2014 but billed in 2015 of $988,000.

(2)

In 2015, audit-related fees primarily related to services in connection with our assistance with securities filings ($25,000) and the Spanish translation of the annual report ($3,000). In 2014, audit-related fees primarily related to services in connection with our assistance with securities filings ($266,000) and French and Spanish translation of the annual report for 2013 ($64,000).

(3)	Tax fees mainly related to of tax compliance, tax advice and tax planning for various jurisdictions.
(4)

In 2014, other fees primarily related to work performed relating to information technology leadership, electronic data hosting, mine safety, scenario planning and sustainability matters. In 2015, other fees related to information technology leadership, electronic data hosting and mine safety.

Auditor Partner Rotation

As a registrant with the United States Securities and Exchange Commission, the signing Deloitte audit partner and the engagement quality control partner cannot serve in those roles on our audit team for more than five consecutive years. Deloitte audit partners of our subsidiaries whose assets or revenues constitute 20% or more of the assets or revenues of our respective consolidated assets or revenues cannot serve in this role for more than seven consecutive years.

ADDITIONAL INFORMATION

Additional information relating to Goldcorp can be found on SEDAR at www.sedar.com; on the United States Securities and Exchange Commission website at www.sec.gov; or on our website at www.goldcorp.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in our management information circular dated March 14, 2016 for our annual and special meeting to be held on April 28, 2016, which is available on SEDAR at www.sedar.com. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2015.

SCHEDULE “A”

GOLDCORP INC.

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee (“Audit Committee” or “Committee”) is a committee of the Board of Directors (the “Board”) of Goldcorp Inc. (“Goldcorp” or the “Company”). The purpose of the Audit Committee is to assist the Board in fulfilling its statutory responsibilities in relation to internal control and financial reporting, and carries out certain oversight functions on behalf of the Board, including the oversight of:

A.	the integrity of the Company’s financial statements and other financial information provided by the Company to securities regulators, governmental bodies or the public;

B.	the Company’s compliance with legal and regulatory requirements;

C.

assessing the independence, qualifications, performance and recommending the appointment of the Company’s independent auditor to the Company’s Board of directors and overseeing the non-audit services provided by the independent auditor,

D.	the performance of the Company’s internal audit function;

E.	standards of business conduct and ethics for directors, senior management and employees; &

F.	management responsibility for assessing reporting the effectiveness of internal controls; and

G.	the Company’s enterprise risk management processes.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in item 31(vii) of Tab A-8, Board Guidelines.

B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in Appendix A of the Board Guidelines (Tab A-8).

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company receives), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Approve an agenda for the ensuing year.

B.	Review and update these Terms of Reference at least annually, as conditions dictate.

C.	Describe briefly in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.	Review Significant and Material Financial Documents and support related thereto to be released by the Company and other documents as outlined herein:

i)

Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP and IFRS methods on the financial statements.

iii)

Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company. For example, application of SEC’s S1504 Dodd Frank legislation.

iv)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information, non-GAAP metrics contained in the MDA and basis of presentation and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

v)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

vi)	Review expenses of the Non-Executive Board Chair and of the CEO annually.

vii)	Review the Company’s aircraft flight record annually.

E.	Interaction with the Independent Auditor (“The Auditor”) will be as follows:

i)	The external auditors will report directly to the Audit Committee as representatives of the shareholders. They are to be available to the Audit Committee and the full Board as needed.

ii)	Recommend to the Board and approve the selection of the auditor, consider their independence and effectiveness, and approve the fees and other compensation to be paid.

iii)

Continuously monitor the relationship between management and the Auditor including reviewing any management letters or other reports issued and discussing any material differences of opinion between management and the auditor.

iv)	Review and discuss, on an annual basis, with the Auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

v)

Review and approve requests for any non-audit services to be performed by the Auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

the aggregate amount of non-audit services not pre-approved are expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

vi)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Auditor.

vii)	Review the relationship of non-audit fees to audit fees paid to the Auditor, to ensure that auditor independence is maintained.

viii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

ix)

Review the performance of the Auditor and approve any proposed discharge and replacement when circumstances warrant. Consider with management and the Auditor the rationale for employing accounting/auditing firms other than the principal independent auditor. Present the results to the Board.

x)

At least annually, consult with the Auditor, out of the presence of management, about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

xi)	At least annually, receive input from the CEO and/or the CFO on audit quality, quality of engagement team, and relationship with the auditor.

xii)	Oversee the work of the Auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xiii)	Ensure that the Auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiv)	Approve any permissible non-audit engagements of the Auditors, in accordance with applicable legislation.

xv)	At least every 5 years, perform a comprehensive review of the Auditor, including a comprehensive review of the firm’s history with the Auditor.

F.	Provide oversight of Internal Audit as follows:

i)	Review and approve the mandate, risk assessment, audit coverage, planned areas of focus, budget and staffing of internal audit;

ii)	Review the independence of the internal audit function;

iii)	Review the quarterly report of the leader of internal audit regarding internal audit findings, and the Company’s progress in remedying any audit findings;

iv)	Quarterly, meet with the leader of internal audit to discuss the adequacy of the Company’s internal controls, significant risks and other matters; and

v)	Annually assess the performance of the leader of internal audit, including the role and effectiveness of internal audit in the overall context of the Company’s risk management and control system.

G.	Financial Reporting Processes

i)	In consultation with the Auditor, review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)

Consider the Auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the Auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Review of Results related to External and Internal Audits

i)

Discuss with Auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Review and approve hiring for employees or former employees of the past and present independent auditors for significant financial positions.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the Auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the Auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the Auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the Auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Review processes to ensure Ethical and Legal Compliance is achieved in conjunction with the Company’s General Counsel as follows:

i)

Management’s monitoring of the Company’s system to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

ii)	Legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and MD&A and the Annual Information Form.

v)	Conduct an annual review of the Company’s compliance program.

J.	Oversight of Risk Management (Enterprise Risk Management)

In overseeing the Company’s risk management function, the Committee shall review, monitor, report and, where appropriate, provide recommendations to the Board on the following:

i)	Management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage;

ii)

Make inquires of management and the internal auditors and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company;

iii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented; and

iv)	The Corporation’s business continuity plans, including work stoppage and disaster recovery plans.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

v)	Conduct a Committee annual self-evaluation and report to the Board of Directors.

IV.	ACCOUNTABILITY

i)	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

ii)	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

iii)	The minutes of the Audit Committee should be filed with the Corporate Secretary.

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

Appendix One: Definitions Related to Audit Committee Composition

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

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